1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 18, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
Financial Statements for the Years Ended December 31, 2007 and 2006 and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the years ended December 31, 2007 and 2006, and have expressed an unqualified opinion on the consolidated financial statements.
January 10, 2008
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Par Value)

	2007		2006
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$72,422,102	13	$100,139,709	17
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	42,083	—	44,601	—
Available-for-sale financial assets (Notes 2, 3 and 6)	22,267,223	4	25,967,061	5
Held-to-maturity financial assets (Notes 2 and 7)	11,526,946	2	8,510,823	2
Receivables from related parties (Note 24)	26,701,648	5	16,869,509	3
Notes and accounts receivable	17,911,328	3	16,278,164	3
Allowance for doubtful receivables (Notes 2 and 8)	(688,972)	—	(690,931)	—
Allowance for sales returns and others (Notes 2 and 8)	(3,856,685)	—	(2,751,065)	—
Other receivables from related parties (Note 24)	525,308	—	449,266	—
Other financial assets	331,698	—	653,460	—
Inventories, net (Notes 2 and 9)	20,987,142	4	19,152,214	3
Deferred income tax assets (Notes 2 and 17)	5,268,000	1	7,832,000	1
Prepaid expenses and other current assets	861,465	—	1,221,199	—

Total current assets	174,299,286	32	193,676,010	34

LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 10 and 11)
Investments accounted for using equity method	113,048,081	21	101,044,356	18
Available-for-sale financial assets	1,397,186	—	6,647,511	1
Held-to-maturity financial assets	8,697,726	2	28,973,495	5
Financial assets carried at cost	748,160	—	712,843	—

Total long-term investments	123,891,153	23	137,378,205	24

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	101,907,892	18	96,961,851	17
Machinery and equipment	589,131,625	107	527,850,728	92
Office equipment	9,167,107	2	8,659,225	2

	700,206,624	127	633,471,804	111
Accumulated depreciation	(486,725,019)	(88)	(417,467,250)	(73)
Advance payments and construction in progress	21,082,953	4	12,230,805	2

Net property, plant and equipment	234,564,558	43	228,235,359	40

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	7,172,413	1	5,593,068	1

Total intangible assets	8,740,169	1	7,160,824	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 17)	7,241,933	1	5,761,127	1
Refundable deposits	2,741,538	—	1,306,234	—
Others (Note 2)	293,986	—	67,145	—

Total other assets	10,277,457	1	7,134,506	1

TOTAL	$551,772,623	100	$573,584,904	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	$247,646	—	$10,751	—
Accounts payable	9,485,818	2	6,143,679	1
Payables to related parties (Note 24)	2,999,630	—	3,326,916	1
Income tax payable (Notes 2 and 17)	10,977,963	2	7,850,418	1
Accrued expenses and other current liabilities (Note 15)	14,700,013	3	7,903,867	1
Payables to contractors and equipment suppliers	5,389,740	1	10,669,523	2
Current portion of bonds payable (Note 14)	—	—	7,000,000	1

Total current liabilities	43,800,810	8	42,905,154	7

LONG-TERM LIABILITIES
Bonds payable (Note 14)	12,500,000	3	12,500,000	2
Other long-term payables (Note 15)	1,501,462	—	1,271,896	—
Other payables to related parties (Notes 24 and 26)	—	—	403,375	—

Total long-term liabilities	14,001,462	3	14,175,271	2

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	3,657,679	1	3,530,116	1
Guarantee deposits (Note 26)	2,240,677	—	3,809,961	1
Deferred credits (Notes 2 and 24)	980,593	—	1,183,118	—

Total other liabilities	6,878,949	1	8,523,195	2

Total liabilities	64,681,221	12	65,603,620	11

CAPITAL STOCK — NT$10 PAR VALUE
Authorized: 28,050,000 thousand shares in 2007
27,050,000 thousand shares in 2006
Issued: 26,427,104 thousand shares in 2007
25,829,688 thousand shares in 2006	264,271,037	48	258,296,879	45

CAPITAL SURPLUS (Notes 2 and 19)	53,732,682	10	54,107,498	10

RETAINED EARNINGS (Note 19)
Appropriated as legal capital reserve	56,406,684	10	43,705,711	8
Appropriated as special capital reserve	629,550	—	640,742	—
Unappropriated earnings	161,828,337	29	152,778,079	26

	218,864,571	39	197,124,532	34

OTHERS (Notes 2, 3, 21 and 23)
Cumulative translation adjustments	(1,072,853)	—	(1,191,165)	—
Unrealized gains on financial instruments	680,997	—	561,615	—
Treasury stock: 834,096 thousand shares in 2007
33,926 thousand shares in 2006	(49,385,032)	(9)	(918,075)	—

	(49,776,888)	(9)	(1,547,625)	—

Total shareholders’ equity	487,091,402	88	507,981,284	89

TOTAL	$551,772,623	100	$573,584,904	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2007		2006
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 24)	$319,167,299		$319,210,148

SALES RETURNS AND ALLOWANCES (Note 2)	5,519,655		5,328,513

NET SALES	313,647,644	100	313,881,635	100

COST OF SALES (Notes 18 and 24)	176,223,224	56	164,163,235	52

GROSS PROFIT	137,424,420	44	149,718,400	48

UNREALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	265,106	—	—	—

REALIZED GROSS PROFIT	137,159,314	44	149,718,400	48

OPERATING EXPENSES (Notes 18 and 24)
Research and development	15,913,834	5	14,601,385	5
General and administrative	7,660,776	3	7,190,422	2
Marketing	1,332,657	—	1,626,734	1

Total operating expenses	24,907,267	8	23,418,541	8

INCOME FROM OPERATIONS	112,252,047	36	126,299,859	40

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	5,468,230	2	5,526,727	2
Interest income (Note 2)	2,634,636	1	3,382,868	1
Settlement income (Note 26)	985,114	—	967,506	1
Technical service income (Notes 24 and 26)	712,162	—	670,297	—
Rental income (Note 24)	368,748	—	224,281	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 24)	305,201	—	596,459	—
Foreign exchange gain, net (Note 2)	71,128	—	—	—
Valuation gain on financial instruments, net (Notes 2, 5 and 23)	—	—	33,850	—
Others (Note 24)	289,479	—	194,739	—

Total non-operating income and gains	10,834,698	3	11,596,727	4

NON-OPERATING EXPENSES AND LOSSES
Provision for litigation loss (Note 26j)	1,008,635	—	—	—
Interest expense	584,736	—	661,200	—
Loss on settlement and disposal of financial instruments, net (Notes 2, 5 and 23)	413,809	—	1,623,882	1
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2007		2006
	Amount	%	Amount	%

Valuation loss on financial instruments, net (Notes 2, 5, and 23)	$239,413	—	$—	—
Loss on disposal of property, plant and equipment and other assets (Note 2)	4,814	—	240,985	—
Foreign exchange loss, net (Note 2)	—	—	412,726	—
Others	83,932	—	151,294	—

Total non-operating expenses and losses	2,335,339	—	3,090,087	1

INCOME BEFORE INCOME TAX	120,751,406	39	134,806,499	43

INCOME TAX EXPENSE (Notes 2 and 17)	(11,574,313)	(4)	(7,550,582)	(2)

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	109,177,093	35	127,255,917	41

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	—	—	(246,186)	—

NET INCOME	$109,177,093	35	$127,009,731	41

	2007		2006
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax

EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$4.58	$4.14	$5.10	$4.82

Diluted earnings per share	$4.58	$4.14	$5.09	$4.81

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as available-for-sale financial assets instead of treasury stock (Notes 2 and 21):

	2007	2006

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$109,278,855	$127,338,237

NET INCOME	$109,278,855	$127,092,051

EARNINGS PER SHARE (NT$)
Basic earnings per share	$4.14	$4.81

Diluted earnings per share	$4.14	$4.81

The accompanying notes are an integral part of the financial statements.		(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

								Others
				Retained Earnings					Unrealized
	Capital Stock			Legal	Special			Cumulative	Gain on		Total
	Shares (in		Capital	Capital	Capital	Unappropriated		Translation	Financial	Treasury	Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Stock	Equity

BALANCE, JANUARY 1, 2006	24,730,025	$247,300,246	$57,117,886	$34,348,208	$2,226,427	$106,196,399	$142,771,034	$(640,742)	$—	$(918,075)	$445,630,349

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	9,357,503	—	(9,357,503)	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(1,585,685)	1,585,685	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(3,432,129)	(3,432,129)	—	—	—	(3,432,129)
Bonus to employees — in stock	343,213	3,432,129	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—
Cash dividends to shareholders — NT$2.50 per share	—	—	—	—	—	(61,825,061)	(61,825,061)	—	—	—	(61,825,061)
Stock dividends to shareholders — NT$0.15 per share	370,950	3,709,504	—	—	—	(3,709,504)	(3,709,504)	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(257,410)	(257,410)	—	—	—	(257,410)
Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	—	—	—	—	—	—	—	—
Net income in 2006	—	—	—	—	—	127,009,731	127,009,731	—	—	—	127,009,731
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	187,095	—	—	—	—	—	—	—	187,095
Translation adjustments	—	—	—	—	—	—	—	(550,423)	—	—	(550,423)
Issuance of stock from exercising stock options	14,550	145,496	429,701	—	—	—	—	—	—	—	575,197
Cash dividends received by subsidiaries from the Company	—	—	82,320	—	—	—	—	—	—	—	82,320
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	242,248	—	242,248
Equity in the valuation gain on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	319,367	—	319,367

BALANCE, DECEMBER 31, 2006	25,829,688	258,296,879	54,107,498	43,705,711	640,742	152,778,079	197,124,532	(1,191,165)	561,615	(918,075)	507,981,284

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	12,700,973	—	(12,700,973)	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(11,192)	11,192	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(4,572,798)	(4,572,798)	—	—	—	(4,572,798)
Bonus to employees — in stock	457,280	4,572,798	—	—	—	(4,572,798)	(4,572,798)	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	(77,489,064)	(77,489,064)	—	—	—	(77,489,064)
Stock dividends to shareholders — NT$0.02 per share	51,659	516,594	—	—	—	(516,594)	(516,594)	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(285,800)	(285,800)	—	—	—	(285,800)
Capital surplus transferred to capital stock	77,489	774,891	(774,891)	—	—	—	—	—	—	—	—
Net income in 2007	—	—	—	—	—	109,177,093	109,177,093	—	—	—	109,177,093
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(28,639)	—	—	—	—	—	—	—	(28,639)
Translation adjustments	—	—	—	—	—	—	—	118,312	—	—	118,312
Issuance of stock from exercising stock options	10,988	109,875	326,952	—	—	—	—	—	—	—	436,827
Cash dividends received by subsidiaries from the Company	—	—	101,762	—	—	—	—	—	—	—	101,762
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	24,325	—	24,325
Equity in the valuation gain on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	95,057	—	95,057
Treasury stock repurchased by the Company	—	—	—	—	—	—	—	—	—	(48,466,957)	(48,466,957)

BALANCE, DECEMBER 31, 2007	26,427,104	$264,271,037	$53,732,682	$56,406,684	$629,550	$161,828,337	$218,864,571	$(1,072,853)	$680,997	$(49,385,032)	$487,091,402

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$109,177,093	$127,009,731
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,820,579	66,699,455
Unrealized gross profit from affiliates	265,106	—
Amortization of premium/discount of financial assets	(117,159)	2,399
Loss (gain) on disposal of available-for-sale financial assets, net	(271,094)	485
Equity in earnings of equity method investees, net	(5,468,230)	(5,526,727)
Dividends received from equity method investees	677,147	626,367
Gain on disposal of investments accounted for using equity method investees, net	—	(26,031)
Gain on disposal of financial assets carried at cost, net	—	(212)
Loss on impairment of financial assets carried at cost	—	36,608
Gain on disposal of property, plant and equipment and other assets, net	(300,387)	(355,474)
Deferred income tax	1,083,194	179,828
Loss on idle assets	—	44,072
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	239,413	1,112,776
Receivables from related parties	(9,832,139)	4,181,095
Notes and accounts receivable	(1,633,164)	4,313,654
Allowance for doubtful receivables	(1,959)	(285,413)
Allowance for sales returns and others	1,105,620	(1,518,904)
Other receivables from related parties	(76,042)	985,419
Other financial assets	321,762	(99,109)
Inventories	(1,834,928)	(2,894,259)
Prepaid expenses and other current assets	359,734	(49,426)
Increase (decrease) in:
Accounts payable	3,342,139	(1,908,427)
Payables to related parties	(327,286)	(612,381)
Income tax payable	3,127,545	4,034,530
Accrued expenses and other current liabilities	1,259,738	157,262
Accrued pension cost	127,563	68,724
Deferred credits	72,747	(95,745)

Net cash provided by operating activities	174,116,992	196,080,297

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(9,547,253)	(98,679,832)
Held-to-maturity financial assets	—	(18,554,027)
Investments accounted for using equity method	(7,358,685)	(5,515,466)
Financial assets carried at cost	(36,333)	(12,940)
Property, plant and equipment	(81,303,047)	(77,215,811)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006
Proceeds from disposal or redemption of:
Available-for-sale financial assets	$18,844,520	$73,212,019
Held-to-maturity financial assets	17,325,120	10,410,000
Financial assets carried at cost	—	71,191
Investments accounted for using equity method	—	37,946
Property, plant and equipment and other assets	54,509	1,277,729
Proceeds from return of capital by investees	433,551	162,354
Increase in deferred charges	(2,685,610)	(1,272,355)
Increase in refundable deposits	(1,435,304)	(1,222,592)
Increase in other asset	(232,575)	—

Net cash used in investing activities	(65,941,107)	(117,301,784)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bonds payable	(7,000,000)	—
Increase (decrease) in guarantee deposits	(1,569,284)	917,016
Cash dividends	(77,489,064)	(61,825,061)
Cash bonus paid to employees	(4,572,798)	(3,432,129)
Bonus to directors and supervisors	(285,800)	(257,410)
Repurchase of treasury stock	(45,413,373)	—
Proceeds from exercise of employee stock options	436,827	575,197

Net cash used in financing activities	(135,893,492)	(64,022,387)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,717,607)	14,756,126

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	100,139,709	85,383,583

CASH AND CASH EQUIVALENTS, END OF YEAR	$72,422,102	$100,139,709

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$661,200	$661,200

Income tax paid	$7,330,401	$3,189,528

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant, and equipment	$76,023,264	$79,026,104
Decrease (increase) in payables to contractors and equipment suppliers	5,279,783	(1,810,293)

Cash paid	$81,303,047	$77,215,811

Repurchase of treasury stock	$48,466,957	$—
Increase in accrued expenses and other current liabilities	(3,053,584)	—

Cash paid	$45,413,373	$—

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006
NON-CASH INVESTING AND FINANCING ACTIVITIES
Current portion of bonds payable	$—	$7,000,000

Current portion of other payables to related parties (under payables to related parties)	$—	$688,591

Current portion of other long-term payable (under accrued expenses and other current liabilities)	$3,673,182	$617,892

Transfer of available-for-sale financial assets and other net assets to investments accounted for using equity method (Note 6)	$—	$39,687,637

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL
Taiwan Semiconductor Manufacturing Company Limited (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of December 31, 2007 and 2006, the Company had 20,555 and 20,202 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES
The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:
Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.
Cash Equivalents

Repurchase agreements collateralized by government bonds, asset-backed commercial papers and corporate notes acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
Available-for-Sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of structured time deposits is estimated using valuation techniques. Fair value of open-end mutual funds is determined using the net assets value at the end of the year. For debt securities, fair value is determined using the average of bid and asked prices at the end of the year.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.
Held-to-maturity Financial Assets

Financial instruments for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.
Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are generally recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.
Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.
Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s equity was amortized by the straight-line method over five years, with the amortization recorded in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments Accounted for Using the Equity Method” (SFAS No. 5), the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). The accounting treatment for the investment premiums paid before January 1, 2006 is the same as that for goodwill which is no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.
Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares. Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.
Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.
Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Effective January 1, 2007, the Company adopted the newly released Statement of Financial Accounting Standards No. 37, “Accounting for Intangible Assets”. The Company had reassessed the useful lives and the amortization method of its recognized intangible assets at the effective date. Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.
Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.
Income Tax

The Company applies intra-period and inter-period allocations for its income tax whereby (1) a portion of current year’s income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the tax-exempt income under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.
Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount. The Company’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.
Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.
Recent Accounting Pronouncements

In March 2007, the Accounting Research and Development Foundation of the R.O.C. issued an interpretation that requires companies to record the bonus paid to directors, supervisors and employees as an expense rather than an appropriation of earnings. This interpretation should be applied to financial statements for fiscal years beginning on or after January 1, 2008.

The Accounting Research and Development Foundation of the R.O.C. issued Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment” (SFAS No. 39) in August 2007, which requires companies to record share-based payment transactions in the financial statements at fair value. SFAS No.39 should be applied to financial statements for fiscal years beginning on or after January 1, 2008.

The Accounting Research and Development Foundation of the R.O.C. revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Early adoption is permitted.

3.	ACCOUNTING CHANGES
On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (SFAS No. 34) and No. 36, “Financial Instruments: Disclosure and Presentation.”

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.

The effect of adopting the newly released SFASs is summarized as follows:

	Recognized as Cumulative Effect of Changes in Accounting Principles (Net of Tax)	Recognized as a Separate Component of Shareholders’ Equity

Financial assets or liabilities at fair value through profit or loss	$(246,186)	$—
Available-for-sale financial assets	—	—

	$(246,186)	$—

The adoption of the newly released SFASs resulted in an increase in net income before cumulative effect of changes in accounting principles of NT$280,036 thousand, an increase in net income of NT$33,850 thousand, and an increase in basic earnings per share (after income tax) of NT$0.001, for the year ended December 31, 2006.

Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company’s financial statements as of and for the year ended December 31, 2006.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2007	2006

Cash and deposits in banks	$61,832,143	$68,898,115
Repurchase agreements collateralized by government bonds	10,067,843	31,241,594
Asset-backed commercial papers	522,116	—

	$72,422,102	$100,139,709

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2007	2006
Derivatives — financial assets

Forward exchange contracts	$6,516	$—
Cross currency swap contracts	35,567	44,601

	$42,083	$44,601

Derivatives — financial liabilities

Forward exchange contracts	$183,916	$—
Cross currency swap contracts	63,730	10,751

	$247,646	$10,751

The Company entered into derivative contracts during the years ended December 31, 2007 and 2006 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts as of December 31, 2007:

Contract
Amount
	Maturity Date	(in Thousands)
December 31, 2007

Sell US$/buy NT$	January 2008	US$100,000
Sell EUR/buy NT$	February 2008 to July 2008	EUR 48,000
Outstanding cross currency swap contracts as of December 31, 2007 and 2006:

	Contract	Range of	Range of
	Amount	Interest Rates	Interest Rates
Maturity Date	(in Thousands)	Paid	Received

December 31, 2007

January 2008 to February 2008	US$975,000	3.53%-5.60%	0.02%-3.01%

December 31, 2006

January 2007 to February 2007	US$820,000	3.19%-5.91%	0.90%-3.25%
For the years ended December 31, 2007 and 2006, net losses arising from derivative financial instruments were NT$924,316 thousand (including realized settlement losses of NT$684,903 thousand and valuation losses of NT$239,413 thousand) and NT$1,615,796 thousand (including realized settlement losses of NT$1,649,646 thousand and valuation gains of NT$33,850 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2007	2006

Open-end mutual funds	$14,966,675	$25,967,061
Government bonds	4,146,082	1,998,067
Corporate bonds	4,052,242	4,150,202
Structured time deposits	499,410	499,242

	23,664,409	32,614,572
Current portion	(22,267,223)	(25,967,061)

	$1,397,186	$6,647,511

In 2004, the Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. In the second half year of 2006, the Company transferred investment portfolios managed by the fund managers of US$1,277,789 thousand to TSMC Global Ltd. (TSMC-Global), a subsidiary of TSMC. The transferred investment portfolios held by TSMC Global are still being managed by the same fund managers in accordance with the aforementioned investment guidelines and terms.

Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rate	Maturity Date

December 31, 2007

Step-up callable deposits
Domestic deposits	$500,000	$499,410	1.76%	March 2008

December 31, 2006

Step-up callable deposits
Domestic deposits	$500,000	$499,242	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2007	2006

Corporate bonds	$10,900,247	$13,742,541
Government bonds	7,824,425	12,070,657
Structured time deposits	1,500,000	11,671,120

	20,224,672	37,484,318
Current portion	(11,526,946)	(8,510,823)

	$8,697,726	$28,973,495

As of December 31, 2007 and 2006, structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
December 31, 2007

Step-up callable deposits
Domestic deposits	$1,500,000	$5,585	1.77%-1.83%	April 2008 to October 2008

December 31, 2006

Step-up callable deposits
Domestic deposits	$4,500,000	$13,928	1.40%-1.83%	June 2007 to October 2008
Callable range accrual deposits
Domestic deposits	3,911,520	4,808	(See below)	September 2009 to December 2009
Foreign deposits	3,259,600	4,998	(See below)	October 2009 to January 2010

	$11,671,120	$23,734

The amount of interest earned from the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.
As of December 31, 2007, no structured time deposit was resided in banks located in foreign countries. As of December 31, 2006, the principal of the deposits that resided in banks located in Hong Kong and Singapore amounted to US$80,000 thousand and US$20,000 thousand, respectively.

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Years Ended December 31
	2007	2006

Balance, beginning of year	$690,931	$976,344
Write-off	(1,959)	(285,413)

Balance, end of year	$688,972	$690,931

Movements of the allowance for sales returns and others were as follows:

	Years Ended December 31
	2007	2006

Balance, beginning of year	$2,751,065	$4,269,969
Provision	5,519,655	5,328,513
Write-off	(4,414,035)	(6,847,417)

Balance, end of year	$3,856,685	$2,751,065

9.	INVENTORIES, NET

	December 31
	2007	2006

Finished goods	$3,811,212	$4,754,342
Work in process	15,867,005	13,251,174
Raw materials	1,428,592	1,515,996
Supplies and spare parts	612,128	421,648

	21,718,937	19,943,160
Allowance for losses	(731,795)	(790,946)

	$20,987,142	$19,152,214

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2007		2006
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

TSMC Global (Note 6)	$44,204,188	100	$42,496,592	100
TSMC International Investment Ltd. (TSMC International)	27,688,565	100	26,593,749	100
Vanguard International Semiconductor Corporation (VIS)	11,024,568	36	5,741,870	27
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	9,092,741	39	7,960,869	39
TSMC (Shanghai) Company Limited (TSMC-Shanghai)	8,622,715	100	9,027,984	100
TSMC Partners, Ltd. (TSMC Partners)	4,734,180	100	4,433,819	100
TSMC North America (TSMC-North America)	2,255,647	100	2,014,990	100
Xintec Inc. (Xintec)	1,501,521	43	—	—
VentureTech Alliance Fund II, L.P. (VTAF II)	1,170,841	98	733,130	98
VentureTech Alliance Fund III, L.P. (VTAF III)	906,536	98	228,005	98
Global UniChip Corporation (GUC)	823,552	37	629,755	38
Emerging Alliance Fund, L.P. (Emerging Alliance)	467,873	99	793,585	99
Chi Cherng Investment Co., Ltd. (Chi Cherng)	173,429	36	115,507	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	171,658	36	114,297	36
TSMC Japan Limited (TSMC-Japan)	104,929	100	95,757	100
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	88,702	100	49,741	100
TSMC Korea Limited (TSMC-Korea)	16,436	100	14,706	100

	$113,048,081		$101,044,356

In November 2006, the Company acquired 81 thousand shares in SSMC for SGD115,227 thousand from EDB Investments Pte Ltd. under a Shareholders Agreement. After the acquisition, the number of SSMC shares owned by the Company increased to 463 thousand and the Company’s percentage of ownership increased from 32% to 39%.

In January 2007, the Company acquired 90,526 thousand shares in Xintec, representing 43% of its total common shares, for NT$1,357,890 thousand.

In August 2007, the Company acquired additional 169,600 thousand shares in VIS for NT$4,927,865 thousand; after the acquisition, the Company’s percentage of ownership in VIS increased from 27% to 36%.

For the years ended December 31, 2007 and 2006, net equity in earnings of equity method investees of NT$5,468,230 thousand and NT$5,526,727 thousand were recognized, respectively. The related equity in earnings of equity method investees were determined based on the audited financial statements of the investees for the same periods as the Company.

As of December 31, 2007 and 2006, fair values of publicly traded stocks in investments accounted for using equity method were NT$24,319,275 thousand and NT$17,044,040 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets for the years ended December 31, 2007 and 2006 were as follows:

	Year Ended December 31
	2007	2006

Balance, beginning of year	$943,277	$(17,764)
Addition	2,081,282	1,010,846
Reduction	(347,171)	(49,805)

Balance, end of year	$2,677,388	$943,277

Movements of the aforementioned difference allocated to goodwill for the years ended December 31, 2007 and 2006 were as follows:

	Year Ended December 31
	2007	2006

Balance, beginning of year	$213,984	$—
Addition	773,365	213,984

Balance, end of year	$987,349	$213,984

11.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2007	2006

Non-publicly traded stocks	$364,913	$364,913
Mutual funds	383,247	347,930

	$748,160	$712,843

12.	PROPERTY, PLANT AND EQUIPMENT

	Year Ended December 31, 2007
	Balance,
	Beginning of				Balance,
	Year	Additions	Disposals	Reclassification	End of Year
Cost
Buildings	$96,961,851	$5,025,296	$(31,835)	$(47,420)	$101,907,892
Machinery and equipment	527,850,728	61,793,498	(487,386)	(25,215)	589,131,625
Office equipment	8,659,225	936,003	(328,555)	(99,566)	9,167,107

	633,471,804	$67,754,797	$(847,776)	$(172,201)	700,206,624

Accumulated depreciation
Buildings	49,595,917	7,783,832	$(30,957)	1,036	57,349,828
Machinery and equipment	361,401,800	61,492,223	(459,113)	(156,839)	422,278,071
Office equipment	6,469,533	958,315	(328,363)	(2,365)	7,097,120

	417,467,250	$70,234,370	$(818,433)	$(158,168)	486,725,019

Advance payments and construction in progress	12,230,805	$8,268,467	$—	$583,681	21,082,953

Net	$228,235,359				$234,564,558

	Year Ended December 31, 2006
	Balance,
	Beginning of	Additions			Balance,
	Year	(Deduction)	Disposals	Reclassification	End of Year
Cost
Buildings	$90,769,622	$7,160,975	$(964,370)	$(4,376)	$96,961,851
Machinery and equipment	459,850,773	73,454,632	(5,218,678)	(235,999)	527,850,728
Office equipment	7,850,035	1,046,724	(196,984)	(40,550)	8,659,225

	558,470,430	$81,662,331	$(6,380,032)	$(280,925)	633,471,804

Accumulated depreciation
Buildings	42,902,526	7,441,573	(748,011)	(171)	49,595,917
Machinery and equipment	310,626,317	55,880,978	(4,869,587)	(235,908)	361,401,800
Office equipment	5,662,986	1,009,599	(196,629)	(6,423)	6,469,533

	359,191,829	$64,332,150	$(5,814,227)	$(242,502)	417,467,250

Advance payments and construction in progress	14,867,032	$(2,636,227)	$—	$—	12,230,805

Net	$214,145,633				$228,235,359

No interest was capitalized during the years ended December 31, 2007 and 2006.

13.	DEFERRED CHARGES, NET

	Year Ended December 31, 2007
	Balance,
	Beginning of					Balance,
	Year	Additions	Amortization	Deduction	Reclassification	End of Year

Technology license fees	$4,038,551	$3,263,950	$(1,656,113)	$—	$(296,451)	$5,349,937
Software and system design costs	1,517,575	1,181,579	(820,183)	(51)	(569,648)	1,309,272
Others	36,942	283,990	(104,179)	—	296,451	513,204

	$5,593,068	$4,729,519	$(2,580,475)	$(51)	$(569,648)	$7,172,413

	Year Ended December 31, 2006
	Balance,
	Beginning of					Balance,
	Year	Additions	Amortization	Deduction	Reclassification	End of Year

Technology license fees	$4,985,806	$373,054	$(1,320,309)	$—	$—	$4,038,551
Software and system design costs	1,623,276	899,301	(1,006,141)	—	1,139	1,517,575
Others	72,062	—	(35,120)	—	—	36,942

	$6,681,144	$1,272,355	$(2,361,570)	$—	$1,139	$5,593,068

14.	BONDS PAYABLE

	December 31
	2007	2006
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2007, 5.36% interest payable annually	$—	$4,500,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	12,500,000	15,000,000

	12,500,000	19,500,000
Current portion	—	(7,000,000)

	$12,500,000	$12,500,000

As of December 31, 2007, future principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount

2009	$8,000,000
2012	4,500,000

$12,500,000

15.	OTHER LONG-TERM PAYABLES
Most of the payables resulted from license agreements for certain semiconductor-related patents. As of December 31, 2007, future payments for other long-term payables were as follows:

Year of Payment	Amount

2008	$3,673,182
2009	582,027
2010	497,676
2011	421,759

5,174,644
Current portion (classified under accrued expenses and other current liabilities)	(3,673,182)

$1,501,462

16.	PENSION PLANS
The Labor Pension Act (the Act) became effective on July 1, 2005. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined the Company after July 1, 2005 can only be subject to the pension mechanism under the Act.

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts starting from July 1, 2005, and recognized pension costs of NT$616,548 thousand and NT$618,975 thousand for the years ended December 31, 2007 and 2006, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan (originally the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007).

Pension information on the defined benefit plan is summarized as follows:
a.	Components of net periodic pension cost for the year

	2007	2006

Service cost	$184,232	$178,432
Interest cost	155,297	163,740
Projected return on plan assets	(50,326)	(49,115)
Amortization	35,596	12,339

Net periodic pension cost	$324,799	$305,396

b.	Reconciliation of funded status of the plan and accrued pension cost at December 31, 2007 and 2006

	2007	2006

Benefit obligation
Vested benefit obligation	$120,146	$102,920
Nonvested benefit obligation	3,450,818	3,873,239

Accumulated benefit obligation	3,570,964	3,976,159
Additional benefits based on future salaries	2,428,786	2,964,923

Projected benefit obligation	5,999,750	6,941,082
Fair value of plan assets	(2,199,189)	(1,945,572)

Funded status	3,800,561	4,995,510
Unrecognized net transition obligation	(107,891)	(116,191)
Unrecognized net loss	(34,991)	(1,349,203)

Accrued pension cost	$3,657,679	$3,530,116

Vested benefits	$125,443	$106,645

	2007	2006

c. Actuarial assumptions at December 31, 2007 and 2006

Discount rate used in determining present values	2.75%	2.25%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	3.00%	2.50%

d. Contributions to the Fund for the year	$200,732	$230,577

e. Payments from the Fund for the year	$15,003	$10,823

17.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Years Ended December 31
	2007	2006

Income tax expense based on “income before income tax” at statutory rate (25%)	$30,187,852	$33,701,625
Tax effect of the following:
Tax-exempt income	(7,602,675)	(12,274,041)
Temporary and permanent differences	(789,073)	(2,080,110)
Cumulative effect of changes in accounting principles	—	(82,062)
Additional tax at 10% on unappropriated earnings	2,686,561	1,156,130
Income tax credits used	(13,740,683)	(12,715,377)

Income tax currently payable	$10,741,982	$7,706,165

b.	Income tax expense consisted of the following:

	Years Ended December 31
	2007	2006

Income tax currently payable	$10,741,982	$7,706,165
Other income tax adjustments	(250,863)	(335,411)
Net change in deferred income tax assets
Investment tax credits	5,120,137	3,908,879
Temporary differences	(302,847)	(1,522,734)
Valuation allowance	(3,734,096)	(2,206,317)

Income tax expense	$11,574,313	$7,550,582

c.	Net deferred income tax assets consisted of the following:

	December 31
	2007	2006

Current deferred income tax assets
Investment tax credits	$5,268,000	$7,832,000

Noncurrent deferred income tax assets, net
Investment tax credits	$9,568,755	$12,124,892
Temporary differences	1,143,311	840,464
Valuation allowance	(3,470,133)	(7,204,229)

	$7,241,933	$5,761,127

d.	Integrated income tax information:

The balance of the imputation credit account as of December 31, 2007 and 2006 was NT$3,012,848 thousand and NT$828,612 thousand, respectively.

The estimated creditable ratio for distribution of earnings of 2007 and 2006 was 1.86% and 5.23%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.
e.	All earnings generated prior to December 31, 1997 have been appropriated.
f.	As of December 31, 2007, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$238,012	$—	2007
		3,177,254	—	2008
		6,029,704	—	2009
		6,508,673	6,508,673	2010
		3,696,375	3,696,375	2011

		$19,650,018	$10,205,048

Statute for Upgrading Industries	Research and development expenditures	$1,245,142	$—	2007
		2,560,454	—	2008
		1,486,845	1,029,080	2009
		1,781,376	1,781,376	2010
		1,654,065	1,654,065	2011

		$8,727,882	$4,464,521

(Continued)

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Personnel training expenditures	$16,197	$—	2007
		16,155	—	2008
		46,130	46,130	2009
		41,252	41,252	2010

		$119,734	$87,382

Statute for Upgrading Industries	Investments in important technology-based enterprises	$79,804	$79,804	2010

(Concluded)
g.	The profits generated from the following projects are exempt from income tax for a four- or five-year period:

Tax-exemption Period

Construction of Fab 12 — module A	2004 to 2007
Construction of Fab 14 — module A	2006 to 2010
Construction of Fab 14 — module B	2007 to 2011
h.	The tax authorities have examined income tax returns of the Company through 2004.

18.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2007
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$9,201,605	$4,392,243	$13,593,848
Labor and health insurance	608,748	337,124	945,872
Pension	605,879	335,596	941,475
Meal	434,106	167,962	602,068
Welfare	183,463	110,894	294,357
Others	175,781	12,011	187,792

	$11,209,582	$5,355,830	$16,565,412

Depreciation	$66,375,152	$3,816,399	$70,191,551

Amortization	$1,801,193	$778,185	$2,579,378

	Year Ended December 31, 2006
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$9,877,603	$4,172,915	$14,050,518
Labor and health insurance	686,125	352,085	1,038,210
Pension	610,873	313,416	924,289
Meal	449,505	159,302	608,807
Welfare	184,560	99,323	283,883
Others	225,615	19,784	245,399

	$12,034,281	$5,116,825	$17,151,106

Depreciation	$61,028,727	$3,296,764	$64,325,491

Amortization	$1,430,069	$918,011	$2,348,080

19.	SHAREHOLDERS’ EQUITY
As of December 31, 2007, 1,132,867 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs is 5,664,337 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital.

Capital surplus consisted of the following:

	December 31
	2007	2006

From merger	$24,003,546	$24,003,546
Additional paid-in capital	19,526,492	19,974,431
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	490,950	389,188
From long-term investments	351,215	379,854
Donations	55	55

	$53,732,682	$54,107,498

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.

The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial assets, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2006 and 2005 had been approved in the shareholders’ meetings held on May 7, 2007 and May 16, 2006, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2006	Year 2005	Year 2006	Year 2005

Legal capital reserve	$12,700,973	$9,357,503
Special capital reserve	(11,192)	(1,585,685)
Bonus to employees — in cash	4,572,798	3,432,129
Bonus to employees — in stock	4,572,798	3,432,129
Cash dividends to shareholders	77,489,064	61,825,061	$3.00	$2.50
Stock dividends to shareholders	516,594	3,709,504	0.02	0.15
Bonus to directors and supervisors	285,800	257,410

	$100,126,835	$80,428,051

The shareholders’ meeting held on May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$774,891 thousand.

The amounts of the appropriations of earnings for 2006 and 2005 were consistent with the resolutions of the meetings of the Board of Directors held on February 6, 2007 and February 14, 2006, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2006 and 2005, the basic earnings per share (after income tax) for the years ended December 31, 2006 and 2005 shown in the respective financial statements would have decreased from NT$4.93 to NT$4.56 and NT$3.79 to NT$3.50, respectively. The shares distributed as a bonus to employees represented 1.77 % and 1.39% of the Company’s total outstanding common shares as of December 31, 2006 and 2005, respectively.

As of January 10, 2008, the Board of Directors had not resolved the appropriation for earnings of 2007.

The information about the appropriations of bonus to employees, directors and supervisors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

20.	STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans under the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but were subsequently cancelled had expired as of December 31, 2007.

Information about outstanding options for the years ended December 31, 2007 and 2006 was as follows:

		Weighted-
		Average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Year ended December 31, 2007

Balance, beginning of year	52,814	$37.9
Options granted	1,094	37.9
Options exercised	(10,988)	39.8
Options cancelled	(1,045)	45.9

Balance, end of year	41,875	37.4

		Weighted-
		Average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Year ended December 31, 2006

Balance, beginning of year	67,758	$39.4
Options granted	2,758	40.1
Options exercised	(14,550)	40.1
Options cancelled	(3,152)	43.7

Balance, end of year	52,814	39.6

The numbers of outstanding options and exercise prices have been adjusted to reflect the appropriations of earnings in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of December 31, 2007, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$25.9-$36.4	28,527	5.16	$33.1	28,528	$33.1
$38.9-$51.3	13,348	6.89	46.6	6,838	46.4

	41,875		37.4	35,366	35.6

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2007 and 2006. Had the Company used the fair value based method to evaluate the options granted after January 1, 2004, using the Black-Scholes model, the assumptions and pro forma results of the Company would have been as follows:

	Years Ended December 31
	2007	2006
Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%-3.44%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years
Net income:
Net income as reported	$109,177,093	$127,009,731
Pro forma net income	109,095,663	126,889,209
Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$4.14	$4.82
Pro forma basic EPS	4.14	4.81
Diluted EPS as reported	4.14	4.81
Pro forma diluted EPS	4.14	4.81

21.	TREASURY STOCK
(Shares in Thousands)

	Beginning		Stock	Ending
	Shares	Addition	Dividends	Shares

Year ended December 31, 2007

Parent company stock held by subsidiaries	33,926	—	170	34,096
Repurchase under share buyback plan	—	800,000	—	800,000

	33,926	800,000	170	834,096

Year ended December 31, 2006

Parent company stock held by subsidiaries	32,938	—	988	33,926

As of December 31, 2007 and 2006, the book value of the treasury stock was NT$49,385,032 thousand and NT$918,075 thousand; the market value was NT$51,713,947 thousand and NT$2,290,026 thousand, respectively. The Company’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

The Company held a meeting of the Board of Directors and approved a share buyback plan to repurchase the Company’s common shares up to 800,000 shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. As of December 31, 2007, the Company had repurchased 800,000 thousand common shares for a total cost of NT$48,466,957 thousand. All the treasury stock repurchased will be retired in 2008.

22.	EARNINGS PER SHARE

	Years Ended December 31
	2007		2006
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
Basic EPS (NT$)
Income before cumulative effect of changes in accounting principles	$4.58	$4.14	$5.11	$4.83
Cumulative effect of changes in accounting principles	—	—	(0.01)	(0.01)

Income for the year	$4.58	$4.14	$5.10	$4.82

Diluted EPS (NT$)
Income before cumulative effect of changes in accounting principles	$4.58	$4.14	$5.10	$4.82
Cumulative effect of changes in accounting principles	—	—	(0.01)	(0.01)

Income for the year	$4.58	$4.14	$5.09	$4.81

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Year ended December 31, 2007

Basic EPS
Income available to common shareholders	$120,751,406	$109,177,093	26,346,582	$4.58	$4.14

Effect of dilutive potential common stock — stock options	—	—	21,668

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$120,751,406	$109,177,093	26,368,250	$4.58	$4.14

Year ended December 31, 2006

Basic EPS
Income available to common shareholders	$134,478,251	$127,009,731	26,374,757	$5.10	$4.82

Effect of dilutive potential common stock — stock options	—	—	24,101

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$134,478,251	$127,009,731	26,398,858	$5.09	$4.81

23.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2007		2006
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$42,083	$42,083	$44,601	$44,601
Available-for-sale financial assets	23,664,409	23,664,409	32,614,572	32,614,572
Held-to-maturity financial assets	20,224,672	20,192,188	37,484,318	37,375,517

Liabilities

Financial liabilities at fair value through profit or loss	$247,646	$247,646	$10,751	$10,751
Bonds payable (including current portion)	12,500,000	12,669,987	19,500,000	19,817,149
Other long-term payables (including current portion)	5,174,644	5,174,644	2,981,754	2,981,754
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Fair values of financial assets/liabilities at fair value through profit or loss were estimated using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3)	Fair values of available-for-sale and held-to-maturity financial assets were based on their quoted market prices; except for structured time deposits of which the fair values were estimated using valuation techniques.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value during the years ended December 31, 2007 and 2006 of derivatives estimated using valuation techniques were recognized as losses of NT$239,413 thousand and gains of NT$33,850 thousand, respectively.

d.	As of December 31, 2007 and 2006, financial assets exposed to fair value interest rate risk were NT$43,931,164 thousand and NT$70,143,491 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$247,646 thousand and NT$10,751 thousand, respectively, and financial assets exposed to cash flow interest rate risk were nil and NT$7,171,120 thousand, respectively.

e.	Movements of the unrealized gain on financial instruments for the years ended December 31, 2007 and 2006 were as follows:

	Year Ended December 31, 2007
		Equity in
	Valuation	Valuation
	Gain	Gain on
	on Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of year	$242,248	$319,367	$561,615
Recognized directly in shareholders’ equity	295,419	95,057	390,476
Removed from shareholders’ equity and recognized in earnings	(271,094)	—	(271,094)

Balance, end of year	$266,573	$414,424	$680,997

Year Ended December 31, 2006
Equity in
	Valuation	Valuation
	Gain	Gain on
	on Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of year	$—	$—	$—
Recognized directly in shareholders’ equity	241,763	319,367	561,130
Removed from shareholders’ equity and recognized in losses	485	—	485

Balance, end of year	$242,248	$319,367	$561,615

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

24.	RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Philips, one of the major shareholders of the Company, which has become a non-related party since March 2007.

b.	Subsidiaries TSMC-North America TSMC-Europe TSMC-Japan TSMC-Shanghai TSMC-Korea

c.	Investees GUC (with a controlling interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)

d.	Indirect subsidiaries WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology) TSMC Design Technology Canada, Inc. (TSMC Canada)

e.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

f.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.
Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2007		2006
	Amount	%	Amount	%
For the year

Sales
TSMC-North America	$192,846,641	61	$190,459,073	60
Philips	—	—	4,024,990	1
Others	1,072,708	—	972,872	—

	$193,919,349	61	$195,456,935	61

Purchases
WaferTech	$8,774,750	18	$12,530,552	27
TSMC-Shanghai	5,828,541	12	4,405,843	10
SSMC	5,468,410	11	6,820,632	15
VIS	4,188,107	9	3,911,838	8
Others	1,028	—	—	—

	$24,260,836	50	$27,668,865	60

Manufacturing expenses
VisEra	$39,078	—	$—	—
Philips	—	—	755,904	1

	$39,078	—	$755,904	1

Marketing expenses — commission
TSMC-Europe	$316,748	24	$236,454	15
TSMC-Japan	220,858	16	254,758	16
TSMC-Korea	26,818	2	9,981	—

	$564,424	42	$501,193	31

General and administrative expenses — rental
GUC	$6,139	—	$14,606	—

Research and development expenses
TSMC Technology (primarily consulting fees)	$354,423	2	$37,559	—
TSMC Canada (primarily consulting fees)	129,665	1	—	—
GUC	56,887	1	39,421	—
Others	44,168	—	—	—

	$585,143	4	$76,980	—

	2007		2006
	Amount	%	Amount	%

Sales of property, plant and equipment
TSMC-Shanghai	$3,295	6	$401,561	44
WaferTech	546	1	—	—

	$3,841	7	$401,561	44

Non-operating income and gains
VIS (primarily technical service income, see Note 26h)	$346,260	3	$261,237	2
TSMC-Shanghai (primarily technical service income)	338,038	3	278,295	2
VisEra (primarily rental income)	321,799	3	246,242	2
SSMC (primarily technical service income, see Note 26e)	290,586	3	314,953	3
Others	1,731	—	—	—

	$1,298,414	12	$1,100,727	9

As of December 31

Receivables
TSMC-North America	$26,626,880	100	$16,461,956	97
Philips	—	—	250,919	2
Others	74,768	—	156,634	1

	$26,701,648	100	$16,869,509	100

Other receivables
TSMC-Shanghai	$151,037	29	$123,853	28
VIS	118,749	22	121,911	27
TSMC-North America	98,885	19	59,547	13
SSMC	84,778	16	69,568	15
VisEra	40,101	8	58,980	13
Others	31,758	6	15,407	4

	$525,308	100	$449,266	100

Payables
VIS	$838,584	28	$717,562	22
WaferTech	784,280	26	864,733	26
SSMC	655,029	22	459,305	14
TSMC-Shanghai	596,581	20	478,714	14
Philips	—	—	688,591	21
Others	125,156	4	118,011	3

	$2,999,630	100	$3,326,916	100

Other long-term payables Philips (Note 25a)	$—	—	$403,375	100

	2007		2006
	Amount	%	Amount	%

Deferred credits
TSMC-Shanghai	$510,564	52	$723,661	61
VisEra	62,175	6	124,350	11

	$572,739	58	$848,011	72

The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.

The Company deferred the gains (classified under the deferred credits) derived from sales of property, plant and equipment to TSMC-Shanghai and VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.

The Company leased part of its office space from GUC and also leased certain buildings and facilities to VisEra. The related rental expense and rental income were classified under non-operating expenses and income, respectively. The lease terms and prices were determined in accordance with mutual agreements.

25.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from March 2008 to December 2027 and can be renewed upon expiration.

As of December 31, 2007, future lease payments were as follows:

Year	Amount

2008	$325,608
2009	304,578
2010	255,380
2011	253,798
2012	253,798
2013 and thereafter	1,741,955

$3,135,117

26.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
The significant commitments and contingencies of the Company as of December 31, 2007, except those disclosed in other notes, were as follows:
a.	On June 20, 2004, the Company and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the Company’s annual net sales. The Company and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. The Company also obtained through Philips (now NXP B.V.) a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002, and on January 1, 2007.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of December 31, 2007, the Company had a total of US$68,391 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. The Company and Philips (now NXP B.V.) committed to buy specific percentages of the production capacity of SSMC. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request prior to January 2008 the transfer of certain technologies under the same terms and conditions as the terminated TTA. National did not make such request by the deadline, therefore the option has expired in January 2008.

g.	In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

i.	TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC-North America and WaferTech patents and misappropriated TSMC, TSMC-North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC-North America and WaferTech’s claims. As of December 31, 2007, SMIC had paid US$ 90 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC-North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC-North America and WaferTech in the same court, alleging TSMC, TSMC-North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC-North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC-North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC-North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC-North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC-North America and WaferTech. The result of the above-mentioned litigation cannot be determined at this time.

j.	In April 2004, UniRAM Technology, Inc. filed an action with the US District Court in the Northern District of California against TSMC and TSMC North America, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. A jury in the District Court made a verdict in September 2007, awarding US$30.5 million to the plaintiff. TSMC intends to pursue remedies against this verdict.

27.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 6 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

TSMC-Shanghai entered into forward exchange contracts during the year ended December 31, 2007 to manage exposures due to foreign exchange rate fluctuations. As of December 31, 2007, no forward exchange contract was outstanding.

For the year ended December 31, 2007, net gains arising from forward exchange contracts of TSMC-Shanghai were NT$2,181 thousand (including realized settlement gains of NT$2,064 thousand and valuation losses of NT$117 thousand).

Xintec entered into forward exchange contracts during the year ended December 31, 2007 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2007:

Contract
Amount
	Maturity Date	(in Thousands)

Sell US$/buy NT$	January 2008	US$11,000
For the year ended December 31, 2007, net losses arising from forward exchange contracts of Xintec were NT$2,834 thousand (including realized settlement losses of NT$1,283 thousand and valuation losses of NT$1,551 thousand).

k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 24.

28.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information

The Company operates in one industry. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Geographic information

The Company has no significant foreign operations. Therefore, the disclosure of geographic information is not applicable to the Company.

c.	Export sales

	Years Ended December 31
Area	2007	2006

Americas	$159,721,699	$153,974,683
Asia	77,616,258	102,121,046
Europe and others	40,287,628	29,109,649

	$277,625,585	$285,205,378

The export sales information is based on the amounts billed to customers within the areas.

d.	Major customers representing at least 10% of gross sales

	Years Ended December 31
	2007		2006
	Amount	%	Amount	%

Customer A	$37,350,210	12	$33,610,918	11
Sales to Customer A above were made through TSMC-North America.

TABLE1
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
DECEMBER 31, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				December 31, 2007
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership	(US$ in Thousands)	Note
The Company	Open-end mutual funds
	NITC Bond Fund	—	Available-for-sale financial assets	12,239	$2,045,935	N/A	$2,045,935
	Fuh Hwa Bond	—	²	132,997	1,801,674	N/A	1,801,674
	NITC Taiwan Bond	—	²	103,016	1,474,856	N/A	1,474,856
	ING Taiwan Bond Fund	—	²	85,581	1,310,030	N/A	1,310,030
	Prudential Financial Bond Fund	—	²	83,306	1,236,728	N/A	1,236,728
	President James Bond	—	²	77,128	1,208,799	N/A	1,208,799
	JF Taiwan Bond Fund	—	²	59,049	915,252	N/A	915,252
	ING Taiwan Income Fund	—	²	54,621	878,682	N/A	878,682
	Taishin Lucky Fund	—	²	68,945	718,556	N/A	718,556
	AIG Taiwan Bond Fund	—	²	54,469	705,033	N/A	705,033
	Cathay Bond Fund	—	²	60,126	703,824	N/A	703,824
	Dresdner Bond DAM Fund	—	²	54,319	639,542	N/A	639,542
	JF First Bond Fund	—	²	35,324	504,206	N/A	504,206
	HSBC Taiwan Money Management Fund	—	²	27,416	413,504	N/A	413,504
	INVESCO Bond Fund	—	²	27,176	410,054	N/A	410,054

	Government bond
	2003 Government Bond Series B	—	Available-for-sale financial assets	—	2,349,163	N/A	2,349,163
	2004 Government Bond Series B	—	²	—	1,197,121	N/A	1,197,121
	2006 Government Bond Series D	—	²	—	399,733	N/A	399,733
	2004 Government Bond Series G	—	²	—	200,065	N/A	200,065
	2006 Government Bond Series D	—	Held-to-maturity financial assets	—	3,651,840	N/A	3,647,566
	2003 Government Bond Series B	—	²	—	1,647,947	N/A	1,647,413
	2003 Asian Development Bank Govt. Bond	—	²	—	855,088	N/A	875,103
	2003 Government Bond Series F	—	²	—	799,049	N/A	797,744
	2003 Government Bond Series H	—	²	—	400,709	N/A	399,825
	European Investment Bank Bonds	—	²	—	379,829	N/A	400,000
	2003 European Bank for Reconstruction and Development Govt. Bond Series A	—	²	—	89,963	N/A	90,000

	Corporate bond
	Hua Nan Bank	—	Available-for-sale financial assets	—	1,573,338	N/A	1,573,338
	Cathay Bank	—	²	—	1,180,440	N/A	1,180,440
	Taiwan Power Company	—	²	—	899,200	N/A	899,200
	Formosa Petrochemical Corporation	—	²	—	399,264	N/A	399,264
	Formosa Petrochemical Corporation	—	Held-to-maturity financial assets	—	3,581,667	N/A	3,547,308
	Taiwan Power Company	—	²	—	2,630,064	N/A	2,629,939
	Nan Ya Plastics Corporation	—	²	—	1,804,346	N/A	1,796,764
	CPC Corporation, Taiwan	—	²	—	1,200,318	N/A	1,199,461
	China Steel Corporation	—	²	—	1,000,000	N/A	987,430
	Formosa Plastic Corporation	—	²	—	391,134	N/A	391,011
	Shanghai commercial & Saving Bank	—	²	—	292,718	N/A	292,648
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Stocks

	TSMC Global	Subsidiary	Investment accounted for using equity method	1		$44,204,188	100		$44,204,188
	TSMC International	Subsidiary	²	987,968		27,688,565	100		27,688,565
	VIS	Investee accounted for using equity method	²	616,240		11,024,568	36		14,974,643
	SSMC	Investee accounted for using equity method	²	463		9,092,741	39		8,123,596
	TSMC Partners	Subsidiary	²	300		4,734,180	100		4,734,180
	TSMC-North America	Subsidiary	²	11,000		2,255,647	100		2,255,647
	Xintec	Investee with a controlling financial interest	²	91,703		1,501,521	43		1,419,627
	GUC	Investee with a controlling financial interest	²	42,572		823,552	37		9,344,632
	TSMC-Japan	Subsidiary	²	6		104,929	100		104,929
	TSMC-Europe	Subsidiary	²	—		88,702	100		88,702
	TSMC-Korea	Subsidiary	²	80		16,436	100		16,436
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		305,599
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	²	10,500		105,000	7		321,254
	W.K. Technology Fund IV	—	²	4,000		40,000	2		52,690
	Hontung Venture Capital Co., Ltd.	—	²	2,633		26,329	10		20,536

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		312,949	12		312,949
	Crimson Asia Capital	—	²	—		70,298	1		70,298

	Capital
	TSMC-Shanghai	Subsidiary	Investment accounted for using equity method	—		8,622,715	100		8,621,163
	VTAF II	Subsidiary	²	—		1,170,841	98		1,166,386
	VTAF III	Subsidiary	²	—		906,536	98		896,703
	Emerging Alliance	Subsidiary	²	—		467,873	99		467,873
	Chi Cheng	Subsidiary	²	—		173,429	36		631,993	Treasury stock of
										NT$458,564 thousand
										is deducted from
										the carrying value
	Hsin Ruey	Subsidiary	²	—		171,658	36		631,169	Treasury stock of
										NT$459,511 thousand
										is deducted from
										the carrying value

Chi Cherng	Stocks
	TSMC	Parent Company	Available-for-sale financial assets	17,032		1,055,984	—		1,055,984
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	5,082		109,815	—		123,491
Hsin Ruey	Stocks
	TSMC	Parent Company	Available-for-sale financial assets	17,064		1,057,963	—		1,057,963
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	3,748		85,718	—		91,067
TSMC International	Stocks
	InveStar	Subsidiary	Investments accounted for using equity method	8,721	US$	42,038	97	US$	42,038
	InveStar II	Subsidiary	²	43,048	US$	57,594	97	US$	57,594
	TSMC Development	Subsidiary	²	1	US$	674,084	100	US$	674,084
	TSMC Technology	Subsidiary	²	1	US$	6,592	100	US$	6,592
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
TSMC Development	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	—	US$	227,469	100	US$	227,469

TSMC Partners	Common stock
	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$	67,948	49	US$	67,948
	TSMC Canada	Subsidiary	²	2,300	US$	2,877	100	US$	2,877

Emerging Alliance	Common stock
	Pixim, Inc.	—	Financial assets carried at cost	1,036	US$	275	—	US$	275
	RichWave Technology Corp.	—	²	4,247	US$	1,648	13	US$	1,648
	Global Investment Holding Inc.	—	²	10,800		$100,000	6		$100,000

	Preferred stock
	Audience, Inc.	—	Financial assets carried cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	²	1,000	US$	1,000	1	US$	1,000
	Miradia, Inc.	—	²	3,040	US$	1,000	3	US$	1,000
	Mobilygen	—	²	1,415	US$	750	1	US$	750
	Mosaic Systems, Inc.	—	²	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	²	800	US$	500	4	US$	500
	Optichron, Inc.	—	²	714	US$	1,000	3	US$	1,000
	Optimal Corporation	—	²	—	US$	229	—	US$	229
	Pixim, Inc.	—	²	3,606	US$	862	2	US$	862
	Teknovus, Inc.	—	²	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings	Subsidiary	Investments accounted for using equity method	—		—	10		—

VTAF II	Common stock
	Yobon	—	Financial assets carried at cost	1,875	US$	919	13	US$	919
	Sentelic	—	²	1,200	US$	2,040	15	US$	2,040
	Leadtrend	—	²	1,265	US$	660	5	US$	660
	RichWave Technology Corp.	—	²	1,043	US$	730	2	US$	730

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried cost	2,357	US$	1,768	11	US$	1,768
	Ageia Technologies, Inc.	—	²	2,030	US$	2,074	2	US$	2,074
	Aquantia Corporation	—	²	1,786	US$	2,273	5	US$	2,273
	Audience, Inc.	—	²	2,989	US$	814	2	US$	814
	Axiom Microdevices, Inc.	—	²	5,044	US$	2,088	4	US$	2,088
	Beceem Communications	—	²	650	US$	1,600	1	US$	1,600
	GemFire Corporation	—	²	600	US$	68	1	US$	68
	Impinj, Inc.	—	²	475	US$	1,000	—	US$	1,000
	Miradia, Inc.	—	²	3,416	US$	3,106	3	US$	3,106
	Mobilygen	—	²	569	US$	149	1	US$	149
	Next IO, Inc.	—	²	216	US$	182	—	US$	182
	Optichron, Inc.	—	²	1,050	US$	1,844	2	US$	1,844
	Pixim, Inc.	—	²	3,279	US$	641	2	US$	641
	Power Analog Microelectronics	—	²	3,039	US$	2,409	13	US$	2,409
	QST Holding, LLC	—	²	—	US$	145	3	US$	145
	Teknovus, Inc.	—	²	1,599	US$	454	—	US$	454
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Tzero Technologies, Inc.	—	Financial assets carried cost	730	US$	1,500	2	US$	1,500
	Xceive	—	²	714	US$	1,000	2	US$	1,000

	Capital
	VentureTech Alliance Holdings	Subsidiary	Investments accounted for using equity method	—		—	10		—

VTAF III	Common stock
	Mutual-pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,672	51	US$	1,672

	Preferred stock
	Advasense Sensors, Inc.	—	²	1,929	US$	1,834	6	US$	1,834
	Auramicro, Inc.	—	²	2,500	US$	750	17	US$	750
	Exclara, Inc. (Formerly Synpitec, Inc.)	—	²	14,513	US$	2,412	19	US$	2,412
	M2000, Inc.	—	²	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	²	2,458	US$	4,000	6	US$	4,000
	Powervation, Ltd.	—	²	191	US$	2,930	19	US$	2,930
	Quellan, Inc	—	²	3,106	US$	3,500	6	US$	3,500
	Silicon Technical Services, LLC	—	²	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	²	1,698	US$	2,360	3	US$	2,360
	Validity Sensors, Inc.	—	²	6,424	US$	2,545	3	US$	2,545

	Convertible bond
	GTBF, Inc.	—	Financial assets carried at cost	—	US$	1,500	N/A	US$	1,500

	Capital
	VentureTech Alliance Holdings	Subsidiary	Investments accounted for using equity method	—		—	80		—

InveStar	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	1,352	US$	29,024	7	US$	29,024
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	13,812	9	US$	13,812
	Capella Microsystems (Taiwan), Inc	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	²	1,008	US$	494	1	US$	494
	NanoAmp Solutions, Inc.	—	²	541	US$	853	2	US$	853
	Sonics, Inc.	—	²	1,844	US$	3,530	2	US$	3,530

InveStar II	Common stock
	Monolithic Power Systems, Inc	—	Financial assets at fair value through profit or loss	864	US$	18,561	3	US$	18,561
	Rich Tek Technology Corp.	—	²	152	US$	1,371	—	US$	1,371
	Geo Vision, Inc.	—	²	6	US$	59	—	US$	59
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	11,594	7	US$	11,594
	Rich Tek Technology Corp.	—	²	261	US$	2,362	—	US$	2,362
	Geo Vision, Inc.	—	²	15	US$	135	—	US$	135
	eLCOS Microdisplay Technology, Ltd.	—	Financial assets carried at cost	270	US$	27	1	US$	27
	EoNEX Technologies, Inc.	—	²	55	US$	3,048	5	US$	3,048
	Sonics, Inc.	—	²	2,220	US$	32	—	US$	32
	Epic Communication, Inc.	—	²	191	US$	37	1	US$	37
	EON Technology, Corp.	—	²	4,243	US$	1,175	6	US$	1,175
	Goyatek Technology, Corp.	—	²	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	²	1,000	US$	574	4	US$	574
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Capella Microsystems (Taiwan), Inc	—	Financial assets carried at cost	534	US$	210	2	US$	210
	Ralink Technology (Taiwan), Inc.	—	²	2,383	US$	791	3	US$	791
	Auden Technology MFG. Co., Ltd	—	²	1,049	US$	223	4	US$	223

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	6,128	US$	2,950	15	US$	2,950
	eLCOS Microdisplay Technology, Ltd.	—	²	3,500	US$	3,500	8	US$	3,500
	FangTek, Inc.	—	²	6,931	US$	3,250	16	US$	3,250
	Kilopass Technology, Inc.	—	²	3,887	US$	2,000	6	US$	2,000
	NanoAmp Solutions, Inc.	—	²	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	²	2,115	US$	3,082	6	US$	3,082

Tsmc Global	Agency bonds
	Fed Hm Ln Pc Pool 1b1225	—	Available-for-sale financial assets	—	US$	139	N/A	US$	139
	Fed Hm Ln Pc Pool 1b2566	—	²	—	US$	157	N/A	US$	157
	Fed Hm Ln Pc Pool 1b2632	—	²	—	US$	178	N/A	US$	178
	Fed Hm Ln Pc Pool 1b2642	—	²	—	US$	234	N/A	US$	234
	Fed Hm Ln Pc Pool 1b2776	—	²	—	US$	340	N/A	US$	340
	Fed Hm Ln Pc Pool 1b2792	—	²	—	US$	223	N/A	US$	223
	Fed Hm Ln Pc Pool 1b2810	—	²	—	US$	296	N/A	US$	296
	Fed Hm Ln Pc Pool 1b7453	—	²	—	US$	2,805	N/A	US$	2,805
	Fed Hm Ln Pc Pool 1g0038	—	²	—	US$	296	N/A	US$	296
	Fed Hm Ln Pc Pool 1g0053	—	²	—	US$	367	N/A	US$	367
	Fed Hm Ln Pc Pool 1g0104	—	²	—	US$	142	N/A	US$	142
	Fed Hm Ln Pc Pool 1g1282	—	²	—	US$	4,077	N/A	US$	4,077
	Fed Hm Ln Pc Pool 1g1411	—	²	—	US$	3,618	N/A	US$	3,618
	Fed Hm Ln Pc Pool 1h2520	—	²	—	US$	2,669	N/A	US$	2,669
	Fed Hm Ln Pc Pool 1h2524	—	²	—	US$	1,970	N/A	US$	1,970
	Fed Hm Ln Pc Pool 780870	—	²	—	US$	721	N/A	US$	721
	Fed Hm Ln Pc Pool 781959	—	²	—	US$	3,834	N/A	US$	3,834
	Fed Hm Ln Pc Pool 782785	—	²	—	US$	254	N/A	US$	254
	Fed Hm Ln Pc Pool 782837	—	²	—	US$	494	N/A	US$	494
	Fed Hm Ln Pc Pool 782968	—	²	—	US$	1,147	N/A	US$	1,147
	Fed Hm Ln Pc Pool 783022	—	²	—	US$	536	N/A	US$	536
	Fed Hm Ln Pc Pool 783026	—	²	—	US$	303	N/A	US$	303
	Fed Hm Ln Pc Pool B19205	—	²	—	US$	7,103	N/A	US$	7,103
	Fed Hm Ln Pc Pool E89857	—	²	—	US$	1,347	N/A	US$	1,347
	Fed Hm Ln Pc Pool G11295	—	²	—	US$	1,126	N/A	US$	1,126
	Fed Hm Ln Pc Pool M80855	—	²	—	US$	2,942	N/A	US$	2,942
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,784	N/A	US$	1,784
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,832	N/A	US$	1,832
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,360	N/A	US$	2,360
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,742	N/A	US$	2,742
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,178	N/A	US$	2,178
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,665	N/A	US$	3,665
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,136	N/A	US$	2,136
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,275	N/A	US$	3,275
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,044	N/A	US$	3,044
	Federal National Mort Assoc	—	²	—	US$	2,844	N/A	US$	2,844
	Federal Natl Mtg Assn	—	²	—	US$	2,059	N/A	US$	2,059
	Federal Natl Mtg Assn	—	²	—	US$	2,194	N/A	US$	2,194
	Federal Natl Mtg Assn	—	²	—	US$	2,011	N/A	US$	2,011
	Federal Natl Mtg Assn	—	²	—	US$	3,567	N/A	US$	3,567
	Federal Natl Mtg Assn Gtd	—	²	—	US$	1,717	N/A	US$	1,717
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Fnma Pool 255883	—	Available-for-sale financial assets	—	US$	3,126	N/A	US$	3,126
	Fnma Pool 555549	—	²	—	US$	1,385	N/A	US$	1,385
	Fnma Pool 555715	—	²	—	US$	171	N/A	US$	171
	Fnma Pool 632399	—	²	—	US$	390	N/A	US$	390
	Fnma Pool 662401	—	²	—	US$	560	N/A	US$	560
	Fnma Pool 667766	—	²	—	US$	1,310	N/A	US$	1,310
	Fnma Pool 680932	—	²	—	US$	1,110	N/A	US$	1,110
	Fnma Pool 681393	—	²	—	US$	2,388	N/A	US$	2,388
	Fnma Pool 685116	—	²	—	US$	599	N/A	US$	599
	Fnma Pool 691283	—	²	—	US$	3,442	N/A	US$	3,442
	Fnma Pool 694287	—	²	—	US$	20	N/A	US$	20
	Fnma Pool 703711	—	²	—	US$	467	N/A	US$	467
	Fnma Pool 725095	—	²	—	US$	1,023	N/A	US$	1,023
	Fnma Pool 730033	—	²	—	US$	169	N/A	US$	169
	Fnma Pool 740934	—	²	—	US$	1,110	N/A	US$	1,110
	Fnma Pool 742232	—	²	—	US$	23	N/A	US$	23
	Fnma Pool 750798	—	²	—	US$	22	N/A	US$	22
	Fnma Pool 773246	—	²	—	US$	229	N/A	US$	229
	Fnma Pool 790828	—	²	—	US$	2,009	N/A	US$	2,009
	Fnma Pool 793932	—	²	—	US$	438	N/A	US$	438
	Fnma Pool 794040	—	²	—	US$	608	N/A	US$	608
	Fnma Pool 795548	—	²	—	US$	234	N/A	US$	234
	Fnma Pool 799664	—	²	—	US$	94	N/A	US$	94
	Fnma Pool 799868	—	²	—	US$	32	N/A	US$	32
	Fnma Pool 804764	—	²	—	US$	396	N/A	US$	396
	Fnma Pool 804852	—	²	—	US$	330	N/A	US$	330
	Fnma Pool 804962	—	²	—	US$	388	N/A	US$	388
	Fnma Pool 805163	—	²	—	US$	408	N/A	US$	408
	Fnma Pool 806642	—	²	—	US$	777	N/A	US$	777
	Fnma Pool 806721	—	²	—	US$	635	N/A	US$	635
	Fnma Pool 814418	—	²	—	US$	343	N/A	US$	343
	Fnma Pool 815626	—	²	—	US$	2,301	N/A	US$	2,301
	Fnma Pool 819423	—	²	—	US$	538	N/A	US$	538
	Fnma Pool 821129	—	²	—	US$	512	N/A	US$	512
	Fnma Pool 888249	—	²	—	US$	60	N/A	US$	60
	Fnma Pool 888499	—	²	—	US$	2,438	N/A	US$	2,438
	Fnma Pool 888502	—	²	—	US$	236	N/A	US$	236
	Fnma Pool 888507	—	²	—	US$	911	N/A	US$	911
	Fnma Pool 888515	—	²	—	US$	1,730	N/A	US$	1,730
	Fnma Pool 888519	—	²	—	US$	123	N/A	US$	123
	Fnma Pool 888527	—	²	—	US$	69	N/A	US$	69
	Fnma Pool 888738	—	²	—	US$	4,935	N/A	US$	4,935
	Fnma Pool 888793	—	²	—	US$	5,697	N/A	US$	5,697
	Fnma Pool 900296	—	²	—	US$	3,276	N/A	US$	3,276
	Gnma Ii Pool 081150	—	²	—	US$	470	N/A	US$	470
	Gnma Ii Pool 081153	—	²	—	US$	1,423	N/A	US$	1,423
	Fed Home Ln Bank	—	²	—	US$	5,175	N/A	US$	5,175
	Federal Farm Cr Bks	—	²	—	US$	3,511	N/A	US$	3,511
	Federal Home Ln Bks	—	²	—	US$	8,977	N/A	US$	8,977
	Federal Home Ln Bks	—	²	—	US$	8,939	N/A	US$	8,939
	Federal Home Ln Bks	—	²	—	US$	4,965	N/A	US$	4,965
	Federal Home Ln Bks	—	²	—	US$	5,969	N/A	US$	5,969
	Federal Home Ln Bks	—	²	—	US$	4,980	N/A	US$	4,980
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Home Ln Bks	—	Available-for-sale financial assets	—	US$	19,023	N/A	US$	19,023
	Federal Home Ln Bks	—	²	—	US$	5,134	N/A	US$	5,134
	Federal Home Ln Mtg Disc Nts	—	²	—	US$	22,342	N/A	US$	22,342
	Federal Home Loan Bank	—	²	—	US$	4,621	N/A	US$	4,621
	Federal Home Loan Banks	—	²	—	US$	21,500	N/A	US$	21,500
	Federal Natl Mtg Assn	—	²	—	US$	5,169	N/A	US$	5,169
	Federal Natl Mtg Assn Medium	—	²	—	US$	3,512	N/A	US$	3,512
	Federal Natl Mtg Assn Mtn	—	²	—	US$	2,982	N/A	US$	2,982
	Federal Natl Mtg Assn Mtn	—	²	—	US$	3,171	N/A	US$	3,171
	Federal Natl Mtg Assn Mtn	—	²	—	US$	3,398	N/A	US$	3,398
	Federal Natl Mtg Assn Mtn	—	²	—	US$	3,066	N/A	US$	3,066
	Tennessee Valley Auth	—	²	—	US$	6,068	N/A	US$	6,068

	Corporate bonds

	Abbott Labs	—	Available-for-sale financial assets	—	US$	1,510	N/A	US$	1,510
	American Gen Fin Corp.	—	²	—	US$	3,139	N/A	US$	3,139
	American Gen Fin Corp. Mtn	—	²	—	US$	3,451	N/A	US$	3,451
	American Gen Fin Corp. Mtn	—	²	—	US$	1,962	N/A	US$	1,962
	American Honda Fin Corp. Mtn	—	²	—	US$	3,107	N/A	US$	3,107
	Ameritech Capital Funding Co.	—	²	—	US$	489	N/A	US$	489
	Amgen Inc.	—	²	—	US$	2,978	N/A	US$	2,978
	Anz Cap Tr I	—	²	—	US$	984	N/A	US$	984
	Atlantic Richfield Co.	—	²	—	US$	2,216	N/A	US$	2,216
	Axa Finl Inc.	—	²	—	US$	2,147	N/A	US$	2,147
	Beneficial Corp. Mtn Bk Entry	—	²	—	US$	2,274	N/A	US$	2,274
	Burlington Res Inc.	—	²	—	US$	3,653	N/A	US$	3,653
	Chase Manhattan Corp. New	—	²	—	US$	1,520	N/A	US$	1,520
	Chase Manhattan Corp. New	—	²	—	US$	2,099	N/A	US$	2,099
	Chase Manhattan Corp. New	—	²	—	US$	3,483	N/A	US$	3,483
	Cit Group Hldgs Inc.	—	²	—	US$	2,982	N/A	US$	2,982
	Cit Group Inc. New	—	²	—	US$	2,435	N/A	US$	2,435
	Consolidated Edison Inc.	—	²	—	US$	2,990	N/A	US$	2,990
	Credit Suisse First Boston Usa	—	²	—	US$	2,229	N/A	US$	2,229
	Deere John Cap Corp. Mtn Bk Ent	—	²	—	US$	2,215	N/A	US$	2,215
	Depfa Acs Bank	—	²	—	US$	20,402	N/A	US$	20,402
	Fleet Boston Corp.	—	²	—	US$	2,620	N/A	US$	2,620
	Ge Global Ins Hldg Corp.	—	²	—	US$	1,914	N/A	US$	1,914
	General Dynamics Corp.	—	²	—	US$	2,133	N/A	US$	2,133
	General Elec Cap Corp. Mtn	—	²	—	US$	3,978	N/A	US$	3,978
	General Elec Cap Corp. Mtn	—	²	—	US$	3,047	N/A	US$	3,047
	General Elec Cap Corp. Mtn	—	²	—	US$	2,118	N/A	US$	2,118
	General Re Corp.	—	²	—	US$	3,263	N/A	US$	3,263
	Genworth Finl Inc.	—	²	—	US$	3,279	N/A	US$	3,279
	Hancock John Global Fdg Ii Mtn	—	²	—	US$	5,111	N/A	US$	5,111
	Hancock John Global Fdg Mtn	—	²	—	US$	993	N/A	US$	993
	Hartford Finl Svcs Group Inc.	—	²	—	US$	1,336	N/A	US$	1,336
	Hbos Plc Medium Term Sr Nts	—	²	—	US$	3,001	N/A	US$	3,001
	Heller Finl Inc.	—	²	—	US$	1,950	N/A	US$	1,950
	Hewlett Packard Co.	—	²	—	US$	1,884	N/A	US$	1,884
	Household Fin Corp.	—	²	—	US$	2,950	N/A	US$	2,950
	Household Fin Corp.	—	²	—	US$	3,046	N/A	US$	3,046
	Ing Sec Life Instl Fdg	—	²	—	US$	2,582	N/A	US$	2,582
	International Business Machs	—	²	—	US$	3,555	N/A	US$	3,555
	Intl Lease Fin Corp. Mtn	—	²	—	US$	2,985	N/A	US$	2,985
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	JP Morgan Chase	—	Available-for-sale financial assets	—	US$	2,001	N/A	US$	2,001
	Keycorp Mtn Book Entry	—	²	—	US$	3,053	N/A	US$	3,053
	Lehman Brothers Hldgs Inc.	—	²	—	US$	1,643	N/A	US$	1,643
	Lehman Brothers Hldgs Inc.	—	²	—	US$	490	N/A	US$	490
	Lehman Brothers Hldgs Inc.	—	²	—	US$	989	N/A	US$	989
	Lehman Brothers Hldgs Inc.	—	²	—	US$	3,052	N/A	US$	3,052
	Lehman Brothers Hldgs Inc.	—	²	—	US$	1,060	N/A	US$	1,060
	Massmutual Global Fdg Ii Mtn	—	²	—	US$	3,737	N/A	US$	3,737
	Metropolitan Life Golbal Mtn	—	²	—	US$	3,366	N/A	US$	3,366
	Mgic Invt Corp.	—	²	—	US$	1,059	N/A	US$	1,059
	Mizuho Fin (Cayman)	—	²	—	US$	2,148	N/A	US$	2,148
	Monumental Global Fdg Ii	—	²	—	US$	1,494	N/A	US$	1,494
	Monunmetal Global Fdg Ii	—	²	—	US$	2,000	N/A	US$	2,000
	Mony Group Inc.	—	²	—	US$	2,137	N/A	US$	2,137
	Morgan Stanley	—	²	—	US$	5,531	N/A	US$	5,531
	Morgan Stanley	—	²	—	US$	1,951	N/A	US$	1,951
	National City Corp.	—	²	—	US$	3,488	N/A	US$	3,488
	Nationwide Life Global Fdg I	—	²	—	US$	3,631	N/A	US$	3,631
	Oracle Corp. / Ozark Hldg Inc.	—	²	—	US$	2,019	N/A	US$	2,019
	Pepsico Inc. Mtn Book Entry	—	²	—	US$	3,607	N/A	US$	3,607
	Praxair Inc.	—	²	—	US$	3,111	N/A	US$	3,111
	Premark Intl Inc.	—	²	—	US$	2,679	N/A	US$	2,679
	Pricoa Global Fdg I Mtn	—	²	—	US$	3,462	N/A	US$	3,462
	Principal Finl Group Australia	—	²	—	US$	1,008	N/A	US$	1,008
	Protective Life Secd Trs Mtn	—	²	—	US$	3,484	N/A	US$	3,484
	Sbc Communications Inc.	—	²	—	US$	3,372	N/A	US$	3,372
	Sbc Communications Inc.	—	²	—	US$	711	N/A	US$	711
	Simon Ppty Group LP	—	²	—	US$	2,513	N/A	US$	2,513
	Simon Ppty Group LP	—	²	—	US$	1,010	N/A	US$	1,010
	Sp Powerassests Ltd. Global	—	²	—	US$	993	N/A	US$	993
	Suntrust Bk Atlanta Ga Medium	—	²	—	US$	3,482	N/A	US$	3,482
	Unitedhealth Group Inc.	—	²	—	US$	1,408	N/A	US$	1,408
	Wachovia Corp. New	—	²	—	US$	3,168	N/A	US$	3,168
	Washington Post Co.	—	²	—	US$	3,018	N/A	US$	3,018
	Wells Fargo + Co. New Med Trm	—	²	—	US$	4,413	N/A	US$	4,413

	Corporate issued asset-backed securities
	Americredit Auto Rec Tr	—	Available-for-sale financial assets	—	US$	1,001	N/A	US$	1,001
	Americredit Automobile Rec Tr	—	²	—	US$	894	N/A	US$	894
	Americredit Automobile Receiva	—	²	—	US$	1,176	N/A	US$	1,176
	Atlantic City Elc Trns Fdgllc	—	²	—	US$	162	N/A	US$	162
	Banc Amer Coml Mtg Inc.	—	²	—	US$	4,591	N/A	US$	4,591
	Banc Amer Fdg 2006 I Tr	—	²	—	US$	3,762	N/A	US$	3,762
	Bear Stearns Adjustable Rate	—	²	—	US$	110	N/A	US$	110
	Bear Stearns Arm Tr	—	²	—	US$	3,081	N/A	US$	3,081
	Bear Stearns Arm Tr	—	²	—	US$	1,951	N/A	US$	1,951
	Bear Stearns Arm Tr	—	²	—	US$	247	N/A	US$	247
	Bear Stearns Coml Mtg Secs Inc.	—	²	—	US$	3,179	N/A	US$	3,179
	Bear Stearns Coml Mtg Secs Inc.	—	²	—	US$	5,099	N/A	US$	5,099
	Capital One Auto Fin Tr	—	²	—	US$	906	N/A	US$	906
	Capital One Auto Fin Tr	—	²	—	US$	3,685	N/A	US$	3,685
	Capital One Multi Asset Exec	—	²	—	US$	9,118	N/A	US$	9,118
	Capital One Multi Asset Execut	—	²	—	US$	3,991	N/A	US$	3,991
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Capital One Multi Asset Execut	—	Available-for-sale financial assets	—	US$	2,995	N/A	US$	2,995
	Capital One Prime Auto Receiva	—	²	—	US$	3,498	N/A	US$	3,498
	Capitial One Prime Auto Receiv	—	²	—	US$	464	N/A	US$	464
	Cbass Tr	—	²	—	US$	1,297	N/A	US$	1,297
	Cendant Rent Car Fdg Aesop LLC.	—	²	—	US$	2,663	N/A	US$	2,663
	Chase Mtg Fin Tr	—	²	—	US$	887	N/A	US$	887
	Chase Mtg Fin Tr	—	²	—	US$	1,745	N/A	US$	1,745
	Chase Mtg Fin Tr	—	²	—	US$	2,605	N/A	US$	2,605
	Chase Mtge Finance Corp.	—	²	—	US$	1,678	N/A	US$	1,678
	Cit Equip Coll Tr	—	²	—	US$	4,033	N/A	US$	4,033
	Citicorp Mtg Secs	—	²	—	US$	261	N/A	US$	261
	Credit Suisse First Boston Mtg	—	²	—	US$	1,738	N/A	US$	1,738
	Credit Suisse First Boston Mtg	—	²	—	US$	6,842	N/A	US$	6,842
	Credit Suisse First Boston Mtg	—	²	—	US$	6,704	N/A	US$	6,704
	Daimlerchrysler Auto Tr	—	²	—	US$	4,337	N/A	US$	4,337
	Daimlerchrysler Auto Tr	—	²	—	US$	1,698	N/A	US$	1,698
	Deere John Owner Tr	—	²	—	US$	2,488	N/A	US$	2,488
	First Franklin Mtg Ln Tr	—	²	—	US$	1,659	N/A	US$	1,659
	First Horizon	—	²	—	US$	45	N/A	US$	45
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	2,595	N/A	US$	2,595
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	5,172	N/A	US$	5,172
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	2,186	N/A	US$	2,186
	Gs Mtg Secs Corp.	—	²	—	US$	1,709	N/A	US$	1,709
	Home Equity Mortgage Trust	—	²	—	US$	2,659	N/A	US$	2,659
	Home Equity Mtg Tr 2006 4	—	²	—	US$	970	N/A	US$	970
	Hyundai Auto Receivables Tr	—	²	—	US$	1,519	N/A	US$	1,519
	JP Morgan Mtg Tr	—	²	—	US$	888	N/A	US$	888
	JP Morgan Mtg Tr	—	²	—	US$	910	N/A	US$	910
	JP Morgan Mtg Tr	—	²	—	US$	863	N/A	US$	863
	Lb Ubs Coml Mtg Tr	—	²	—	US$	3,884	N/A	US$	3,884
	Nomura Asset Accep Corp.	—	²	—	US$	1,542	N/A	US$	1,542
	Residential Asset Mtg Prods	—	²	—	US$	2,200	N/A	US$	2,200
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	1,594	N/A	US$	1,594
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	3,454	N/A	US$	3,454
	Sequoia Mtg Tr	—	²	—	US$	265	N/A	US$	265
	Sequoia Mtg Tr	—	²	—	US$	340	N/A	US$	340
	Sequoia Mtg Tr	—	²	—	US$	433	N/A	US$	433
	Terwin Mtg Tr	—	²	—	US$	3,317	N/A	US$	3,317
	Tiaa Seasoned Coml Mtg Tr	—	²	—	US$	4,016	N/A	US$	4,016
	Usaa Auto Owner Tr	—	²	—	US$	4,998	N/A	US$	4,998
	Wamu Mtg	—	²	—	US$	3,242	N/A	US$	3,242
	Wamu Mtg Pass Through Ctfs	—	²	—	US$	166	N/A	US$	166
	Washington Mut Mtg Secs Corp.	—	²	—	US$	2,422	N/A	US$	2,422
	Wells Fargo Finl Auto Owner Tr	—	²	—	US$	4,956	N/A	US$	4,956
	Wells Fargo Mtg Backed Secs	—	²	—	US$	3,816	N/A	US$	3,816
	Wells Fargo Mtg Backed Secs	—	²	—	US$	3,865	N/A	US$	3,865
	Wells Fargo Mtg Backed Secs	—	²	—	US$	3,931	N/A	US$	3,931
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	3,029	N/A	US$	3,029
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	1,763	N/A	US$	1,763
	Whole Auto Ln Tr	—	²	—	US$	1,828	N/A	US$	1,828

	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	5,070	N/A	US$	5,070
	United States Treas Nts	—	²	—	US$	5,613	N/A	US$	5,613
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note

	United States Treas Nts	—	Available-for-sale financial assets	—	US$	42,509	N/A	US$	42,509
	United States Treas Nts	—	²	—	US$	5,160	N/A	US$	5,160
	United States Treas Nts	—	²	—	US$	3,359	N/A	US$	3,359
	United States Treas Nts	—	²	—	US$	7,758	N/A	US$	7,758
	United States Treas Nts	—	²	—	US$	25,924	N/A	US$	25,924
	United States Treas Nts	—	²	—	US$	9,735	N/A	US$	9,735
	Wi Treasury Sec	—	²	—	US$	6,500	N/A	US$	6,500

	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	592,180	N/A	US$	592,180
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 30, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance
		Financial				Amount	Shares/Units	Amount		Amount	Carrying Value	Gain (Loss) or		Amount (US$
Company	Marketable Securities Type	Statement		Nature of	Shares/Units	(US$ in	(in Thousands)	(US$ in	Shares/Units	(US$ in	(US$ in	Disposal (US$	Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)	(Note 1)	Thousands)	(In Thousands)	Thousands)	Thousands)	in Thousands)	(In Thousands)	(Note 3)

The Company	Open-end mutual funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	22,219	$3,655,939	—	$—	9,980	$1,650,000	$1,621,826	$28,174	12,239	$2,045,935
	Fuh Hwa Bond	²	Fuh Hwa Investment Trust Co., Ltd	—	125,122	1,667,908	41,289	556,000	33,414	450,000	442,919	7,081	132,997	1,801,674
	NITC Taiwan Bond	²	National Investment Trust Co., Ltd.	—	93,312	1,314,669	23,884	340,000	14,180	200,000	197,557	2,443	103,016	1,474,856
	ING Taiwan Bond Fund	²	ING Securities Investment Trust Co., Ltd	—	175,156	2,639,459	85,581	1,300,000	175,156	2,656,012	2,604,862	51,150	85,581	1,310,030
	Prudential Financial Bond Fund	²	Prudential Financial Securities Investment Trust Enterprise	—	103,751	1,516,294	—	—	20,445	300,000	295,582	4,418	83,306	1,236,728
	President James Bond	²	Uni-President Assets Management Corp.	—	65,496	1,010,426	77,128	1,200,000	65,496	1,016,917	1,000,599	16,318	77,128	1,208,799
	JF Taiwan Bond Fund	²	JF Asset Management (Taiwan) Ltd.	—	85,145	1,299,088	32,507	500,000	58,603	900,000	883,347	16,653	59,049	915,252
	ING Taiwan Income Bond Fund	²	ING Securities Investment Trust Co., Ltd	—	63,947	1,012,377	—	—	9,326	150,000	145,851	4,149	54,621	878,682
	Taishin Lucky Fund	²	Taishin Investment Trust Co., Ltd	—	78,624	806,386	—	—	9,679	100,000	98,476	1,524	68,945	718,556
	AIG Taiwan Bond Fund	²	AIG Global Asset management Corporation (Taiwan) Ltd.	—	78,629	1,002,595	54,469	700,000	78,629	1,008,733	1,000,000	8,733	54,469	705,033
	Cathay Bond Fund	²	Cathay Securities Investment Trust Co., Ltd	—	109,720	1,265,092	60,126	700,000	109,720	1,271,995	1,251,264	20,731	60,126	703,824
	Dresdner Bond DAM Fund	²	Allianz Global Investors Taiwan Ltd.	—	95,553	1,107,206	17,082	200,000	58,316	680,000	668,136	11,864	54,319	639,542
	JF Taiwan First Bond Fund	²	JF Asset Management (Taiwan) Limited	—	66,826	939,082	42,360	600,000	73,862	1,044,083	1,026,603	17,480	35,324	504,206
	HSBC Taiwan Money Management	²	HSBC Asset Management (Taiwan) Ltd.	—	34,093	506,250	—	—	6,677	100,000	98,059	1,941	27,416	413,504
	ING Taiwan Select Bond Fund	²	ING Securities Investment Trust Co., Ltd	—	76,593	868,076	—	—	76,593	872,639	857,682	14,957	—	—
	Shinkong Chi-Shin Fund	²	Shinkong Investment Trust Co., Ltd	—	62,183	890,660	—	—	62,183	896,299	879,940	16,359	—	—
	TIIM High Yield Fund	²	Taiwan International Investment management	—	44,685	554,863	—	—	44,685	557,263	550,724	6,539	—	—
	JIH SUN Bond Fund	²	JIH SUN Securities Investment Trust Co., Ltd	—	88,165	1,202,901	—	—	88,165	1,209,618	1,200,000	9,618	—	—
	Mega Diamond Bond Fund	²	Mega Investment Trust Co., Ltd	—	139,333	1,602,947	94,744	1,100,000	234,077	2,721,023	2,700,000	21,023	—	—
	Polaris De-Bao Fund	²	Polaris Internationa Securities Investment Trust Co., Ltd	—	63,273	701,069	17,862	200,000	81,135	909,936	900,000	9,936	—	—

	Government bond
	2003 Government Bond Series B	Available-for-sale financial assets	Chung Shing Bills Finance Corp. and several financial institutions	—	—	998,288	—	1,348,634	—	—	—	—	—	2,349,163
	2004 Government Bond Series B	²	²	—	—	999,779	—	200,280	—	—	—	—	—	1,197,121
	2006 Government Bond Series D	²	²	—	—	—	—	400,778	—	—	—	—	—	399,733
	2004 Government Bond Series G	²	²	—	—	—	—	201,561	—	—	—	—	—	200,065
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or			Amount (US$
Company	Marketable Securities Type	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	(Note 3)

	2005 Government Bond Series A	Held-to-maturity financial assets	Chung Shing Bills Finance Corp. and several financial institutions	—	—		$3,049,919	—		$—	—		$3,050,000		$3,050,000		$—	—		$—
	2002 Government Bond Series B	²	²	—	—		350,399	—		—	—		350,000		350,000		—	—		—
	2004 Kaohsiung Municipal Series A	²	²	—	—		620,000	—		—	—		620,000		620,000		—	—		—
	2004 Kaohsiung Municipal Series B	²	²	—	—		249,998	—		—	—		250,000		250,000		—	—		—

	Corporate bond
	Taiwan Power Company	Available-for-sale financial assets	Chung Shing Bills Finance Corp.	—	—		1,046,799	—		—	—		150,000		150,000		—	—		899,200
	Taiwan Power Company	Held-to-maturity financial assets	²	—	—		4,080,391	—		—	—		1,460,000		1,460,000		—	—		2,630,064
	Nan Ya Plastics Corporation	²	²	—	—		2,773,810	—		—	—		970,000		970,000		—	—		1,804,346
	CPC Corporation, Taiwan	²	²	—	—		1,451,378	—		—	—		250,000		250,000		—	—		1,200,318
	Formosa Plastic Corporation	²	²	—	—		516,663	—		—	—		136,000		136,000		—	—		391,134

	Stock
	VIS	Investee accounted for using equity method	—	Investment accounted for using equity method	442,262		5,741,870	173,979		4,927,865	—		—		—		—	616,240		11,024,568
	Xintec	²	—	Investee with a controlling financial interest	—		—	91,703		1,357,890	—		—		—		—	91,703		1,501,521

	Capital
	VTAF II	Investee accounted for using equity method	—	Subsidiary	—		733,130	—		310,157	—		—		—		—	—		1,170,841
	VTAF III	²	—	²	—		228,005	—		729,914	—		—		—		—	—		906,536

TSMC Global	Agency bonds
	Fed Hm Ln Pc Pool 1g1282	Available-for-sale financial assets	—	—	—		—	—	US$	4,378	—		—		—		—	—	US$	4,077
	Fed Hm Ln Pc Pool 1g1411	²	—	—	—		—	—	US$	4,424	—		—		—		—	—	US$	3,618
	Fed Hm Ln Pc Pool 1g1616	²	—	—	—		—	—	US$	4,436	—	US$	4,329	US$	4,280	US$	49	—		—
	Fed Hm Ln Pc Pool 1g1921	²	—	—	—		—	—	US$	4,404	—	US$	4,276	US$	4,277	US$	(1)	—		—
	Fed Hm Ln Pc Pool 1g2162	²	—	—	—		—	—	US$	5,757	—	US$	5,749	US$	5,723	US$	26	—		—
	Fed Hm Ln Pc Pool 1g2593	²	—	—	—		—	—	US$	5,600	—	US$	5,587	US$	5,557	US$	30	—		—
	Fed Hm Ln Pc Pool 1j0410	²	—	—	—		—	—	US$	6,024	—	US$	5,650	US$	5,644	US$	6	—		—
	Fed Hm Ln Pc Pool 847628	²	—	—	—	US$	3,796	—		—	—	US$	3,101	US$	3,091	US$	10	—		—
	Fed Hm Ln Pc Pool G12009	²	—	—	—		—	—	US$	3,935	—	US$	3,603	US$	3,563	US$	40	—		—
	Federal Home Ln Mtg	²	—	—	—		—	—	US$	6,513	—	US$	5,270	US$	5,247	US$	23	—		—
	Federal Home Ln Mtg Corp	²	—	—	—	US$	3,917	—		—	—	US$	3,257	US$	3,225	US$	32	—		—
	Federal Home Ln Mtg Corp	²	—	—	—	US$	4,464	—		—	—	US$	3,194	US$	3,175	US$	19	—		—
	Federal Home Ln Mtg Corp	²	—	—	—	US$	8,535	—		—	—	US$	6,783	US$	6,743	US$	40	—		—
	Federal Home Ln Mtg Corp	²	—	—	—	US$	3,743	—		—	—	US$	3,511	US$	3,492	US$	19	—		—
	Federal Home Ln Mtg Corp	²	—	—	—		—	—	US$	3,868	—	US$	3,258	US$	3,246	US$	12	—		—
	Federal Home Ln Mtg Corp	²	—	—	—		—	—	US$	4,354	—	US$	3,626	US$	3,622	US$	4	—		—
	Federal National Mort Assoc	²	—	—	—		—	—	US$	3,250	—		—		—		—	—	US$	2,844
	Federal Natl Mtg Assn	²	—	—	—	US$	4,290	—		—	—	US$	3,170	US$	3,159	US$	11	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or			Amount (US$
Company	Marketable Securities Type	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	(Note 3)

	Federal Natl Mtg Assn Mtn	Available-for-sale financial assets	—	—	—	US$	—	—	US$	3,733	—	US$	3,489	US$	3,464	US$	25	—	US$	—
	Fnma Pool 691283	²	—	—	—		—	—	US$	3,486	—		—		—		—	—	US$	3,442
	Fnma Pool 813641	²	—	—	—	US$	3,720	—		—	—	US$	3,004	US$	2,989	US$	15	—		—
	Fnma Pool 825398	²	—	—	—	US$	4,224	—		—	—	US$	3,606	US$	3,555	US$	51	—		—
	Fnma Pool 888249	²	—	—	—	US$	—	—	US$	4,822	—	US$	4,402	US$	4,364	US$	38	—	US$	60
	Fnma Pool 888388	²	—	—	—		—	—	US$	6,530	—	US$	6,270	US$	6,217	US$	53	—		—
	Fnma Pool 888738	²	—	—	—		—	—	US$	5,062	—		—		—		—	—	US$	4,935
	Fnma Pool 888793	²	—	—	—		—	—	US$	5,823	—		—		—		—	—	US$	5,697
	Fnma Pool 900296	²	—	—	—		—	—	US$	4,336	—		—		—		—	—	US$	3,276
	Fed Home Ln Bank	²	—	—	—		—	—	US$	5,035	—		—		—		—	—	US$	5,175
	Federal Farm Cr Bks	²	—	—	—		—	—	US$	3,411	—		—		—		—	—	US$	3,511
	Federal Home Ln Bks	²	—	—	—	US$	4,920	—		—	—	US$	4,938	US$	4,872	US$	66	—		—
	Federal Home Ln Bks	²	—	—	—	US$	2,991	—		—	—	US$	3,027	US$	2,987	US$	40	—		—
	Federal Home Ln Bks	²	—	—	—	US$	12,279	—		—	—	US$	12,367	US$	12,233	US$	134	—		—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	5,365	—	US$	5,532	US$	5,365	US$	167	—		—
	Federal Home Ln Bks	²	—	—	—	US$	6,905	—		—	—	US$	6,947	US$	6,881	US$	66	—		—
	Federal Home Ln Bks	²	—	—	—	US$	5,898	—		—	—	US$	6,032	US$	5,907	US$	125	—		—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	18,951	—		—		—		—	—	US$	19,023
	Federal Home Ln Bks	²	—	—	—		—	—	US$	5,098	—		—		—		—	—	US$	5,134
	Federal Home Ln Bks	²	—	—	—		—	—	US$	4,494	—	US$	4,610	US$	4,494	US$	116	—		—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	8,983	—	US$	9,000	US$	8,983	US$	17	—		—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	8,137	—	US$	8,235	US$	8,137	US$	98	—		—
	Federal Home Ln Bks	²	—	—	—	US$	7,506	—		—	—	US$	7,500	US$	7,490	US$	10	—		—
	Federal Home Ln Mtg Corp	²	—	—	—	US$	5,948	—		—	—	US$	5,966	US$	5,930	US$	36	—		—
	Federal Home Ln Mtg Corp	²	—	—	—	US$	6,440	—		—	—	US$	6,453	US$	6,410	US$	43	—		—
	Federal Home Ln Mtg Corp	²	—	—	—		—	—	US$	6,000	—		—		—		—	—		—
	Federal Home Ln Mtg Corp Mtn	²	—	—	—		—	—	US$	3,199	—	US$	3,236	US$	3,199	US$	37	—		—
	Federal Home Ln Mtg Disc Nts	²	—	—	—		—	—	US$	21,985	—		—		—		—	—	US$	22,342
	Federal Home Loan Bank	²	—	—	—		—	—	US$	5,075	—	US$	5,158	US$	5,075	US$	83	—		—
	Federal Home Loan Bank	²	—	—	—		—	—	US$	5,083	—	US$	4,981	US$	5,083	US$	(102)	—		—
	Federal Home Loan Bank	²	—	—	—		—	—	US$	4,518	—		—		—		—	—	US$	4,621
	Federal Home Loan Bank	²	—	—	—		—	—	US$	3,453	—	US$	3,472	US$	3,453	US$	19	—		—
	Federal Home Loan Banks	²	—	—	—	US$	8,049	—	US$	21,356	—	US$	8,201	US$	8,081	US$	120	—	US$	21,500
	Federal Natl Mtg Assn	²	—	—	—	US$	4,365	—		—	—	US$	4,440	US$	4,364	US$	76	—		—
	Federal Natl Mtg Assn	²	—	—	—	US$	5,915	—		—	—	US$	5,933	US$	5,885	US$	48	—		—
	Federal Natl Mtg Assn	²	—	—	—	US$	19,766	—		—	—	US$	19,844	US$	19,702	US$	142	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,595	—	US$	4,652	US$	4,595	US$	57	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,982	—	US$	5,093	US$	4,982	US$	111	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,500	—	US$	4,509	US$	4,500	US$	9	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	5,102	—		—		—		—	—	US$	5,169
	Federal Natl Mtg Assn	²	—	—	—	US$	10,467	—		—	—	US$	10,477	US$	10,459	US$	18	—		—
	Federal Natl Mtg Assn	²	—	—	—	US$	7,868	—		—	—	US$	7,926	US$	7,834	US$	92	—		—
	Federal Natl Mtg Assn	²	—	—	—	US$	14,974	—		—	—	US$	14,993	US$	14,931	US$	62	—		—
	Federal Natl Mtg Assn	²	—	—	—	US$	3,943	—		—	—	US$	3,957	US$	3,950	US$	7	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	6,500	—	US$	6,505	US$	6,500	US$	5	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,982	—	US$	5,002	US$	4,982	US$	20	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	8,458	—	US$	8,542	US$	8,458	US$	84	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,997	—	US$	5,027	US$	4,997	US$	30	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,994	—	US$	5,024	US$	4,994	US$	30	—		—
	Federal Natl Mtg Assn	²	—	—	—	US$	6,511	—		—	—	US$	6,514	US$	6,516	US$	(2)	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,368	—	US$	4,319	US$	4,368	US$	(49)	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,500	—		—		—		—	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or			Amount (US$
Company	Marketable Securities Type	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	(Note 3)

	Corporate bonds
	American Express Co	Available-for-sale financial assets	—	—	—	US$	3,452	—	US$	—	—	US$	3,466	US$	3,431	US$	35	—	US$	—
	American Honda Fin Corp Mtn	²	—	—	—	US$	3,092	—	US$	6,220	—	US$	6,297	US$	6,220	US$	77	—	US$	3,107
	Bank One Corp	²	—	—	—	US$	3,365	—		—	—	US$	3,422	US$	3,325	US$	97	—		—
	Bear Stearns Cos Inc	²	—	—	—	US$	3,379	—		—	—	US$	3,395	US$	3,340	US$	55	—		—
	Bp Cap Mkts P L C	²	—	—	—		—	—	US$	4,496	—	US$	4,575	US$	4,496	US$	79	—		—
	Burlington Res Inc	²	—	—	—		—	—	US$	3,648	—		—		—		—	—	US$	3,653
	Chase Manhattan Corp New	²	—	—	—	US$	5,077	—		—	—	US$	3,536	US$	3,565	US$	(29)	—	US$	1,520
	Chase Manhattan Corp New	²	—	—	—		—	—	US$	3,480	—		—		—		—	—	US$	3,483
	Citigroup Fdg Inc	²	—	—	—		—	—	US$	4,587	—	US$	4,591	US$	4,587	US$	4	—		—
	Credit Suisse First Boston Usa	²	—	—	—		—	—	US$	3,175	—	US$	3,105	US$	3,175	US$	(70)	—		—
	Deere John Cap Corp	²	—	—	—	US$	4,928	—		—	—	US$	4,945	US$	4,899	US$	46	—		—
	Deere John Cap Corp	²	—	—	—		—	—	US$	5,900	—	US$	6,005	US$	5,900	US$	105	—		—
	Depfa Acs Bank	²	—	—	—		—	—	US$	19,985	—		—		—		—	—	US$	20,402
	Emerson Elec Co	²	—	—	—	US$	3,215	—		—	—	US$	3,217	US$	3,222	US$	(5)	—		—
	European Invt Bk	²	—	—	—	US$	3,970	—		—	—	US$	3,973	US$	3,930	US$	43	—		—
	European Invt Bk	²	—	—	—	US$	6,057	—		—	—	US$	6,317	US$	5,994	US$	323	—		—
	Federal Home Ln Bks	²	—	—	—	US$	7,937	—		—	—	US$	7,964	US$	7,937	US$	27	—		—
	General Elec Cap Corp Mtn	²	—	—	—	US$	8,759	—		—	—	US$	8,793	US$	8,716	US$	77	—		—
	General Elec Cap Corp Mtn	²	—	—	—		—	—	US$	4,816	—	US$	4,816	US$	4,816		—	—		—
	General Elec Cap Corp Mtn	²	—	—	—	US$	8,282	—	US$	2,993	—	US$	8,414	US$	8,268	US$	146	—	US$	3,047
	Genworth Finl Inc	²	—	—	—		—	—	US$	3,250	—		—		—		—	—	US$	3,279
	Goldman Sachs Group Inc	²	—	—	—	US$	4,989	—		—	—	US$	5,011	US$	4,941	US$	70	—		—
	Goldman Sachs Group Inc	²	—	—	—	US$	3,456	—		—	—	US$	3,471	US$	3,453	US$	18	—		—
	Hartford Finl Svcs Group Inc	²	—	—	—	US$	5,037	—		—	—	US$	5,023	US$	5,048	US$	(25)	—		—
	Hbos Plc Medium Term Sr Nts	²	—	—	—	US$	3,205	—		—	—	US$	3,215	US$	3,182	US$	33	—		—
	Household Fin Corp	²	—	—	—		—	—	US$	3,120	—		—		—		—	—	US$	3,046
	Hsbc Fin Corp	²	—	—	—	US$	3,028	—		—	—	US$	3,028	US$	3,028		—	—		—
	Hsbc Fin Corp	²	—	—	—		—	—	US$	4,468	—	US$	4,469	US$	4,468	US$	1	—		—
	Hsbc Fin Corp Mtn	²	—	—	—	US$	5,096	—		—	—	US$	5,114	US$	5,066	US$	48	—		—
	International Business Machs	²	—	—	—		—	—	US$	3,496	—		—		—		—	—	US$	3,555
	Intl Lease Fin Corp Mtn	²	—	—	—	US$	4,138	—		—	—	US$	4,161	US$	4,118	US$	43	—		—
	J P Morgan Chase + Co	²	—	—	—	US$	3,298	—		—	—	US$	3,288	US$	3,310	US$	(22)	—		—
	Key Bk Na Med Term Nts Bk Entr	²	—	—	—	US$	4,401	—		—	—	US$	4,435	US$	4,393	US$	42	—		—
	Lehman Brothers Hldgs Inc	²	—	—	—	US$	3,150	—		—	—	US$	3,152	US$	3,150	US$	2	—		—
	Lehman Brothers Hldgs Inc	²	—	—	—		—	—	US$	3,150	—		—		—		—	—	US$	3,052
	Marshall + Ilsley Corp	²	—	—	—	US$	8,420	—		—	—	US$	8,487	US$	8,453	US$	34	—		—
	Massmutual Global Fdg Ii Mtn	²	—	—	—		—	—	US$	3,647	—		—		—		—	—	US$	3,737
	Mbna America Bank Na Y	²	—	—	—	US$	6,403	—		—	—	US$	6,490	US$	6,437	US$	53	—		—
	Merrill Lynch + Co Inc	²	—	—	—	US$	3,453	—		—	—	US$	3,464	US$	3,426	US$	38	—		—
	Merrill Lynch + Co Inc	²	—	—	—	US$	4,865	—		—	—	US$	4,880	US$	4,842	US$	38	—		—
	Metropolitan Life Global Mtn	²	—	—	—	US$	3,369	—		—	—	US$	3,452	US$	3,361	US$	91	—		—
	Metropolitan Life Golbal Mtn	²	—	—	—		—	—	US$	3,325	—		—		—		—	—	US$	3,366
	Morgan Stanley	²	—	—	—	US$	2,126	—	US$	3,337	—		—		—		—	—	US$	5,531
	Nucor Corp	²	—	—	—	US$	3,797	—		—	—	US$	3,790	US$	3,811	US$	(21)	—		—
	Public Svc Elec Gas Co	²	—	—	—	US$	3,682	—		—	—	US$	3,735	US$	3,684	US$	51	—		—
	Slm Corp Medium Term Nts	²	—	—	—	US$	8,998	—		—	—	US$	9,008	US$	8,949	US$	59	—		—
	Vodafone Airtouch Plc	²	—	—	—	US$	4,449	—		—	—	US$	4,403	US$	4,477	US$	(74)	—		—
	Wachovia Corp New	²	—	—	—		—	—	US$	3,100	—		—		—		—	—	US$	3,168
	Wachovia Corp New	²	—	—	—		—	—	US$	3,491	—	US$	3,484	US$	3,491	US$	(7)	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or			Amount (US$
Company	Marketable Securities Type	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	(Note 3)

	Wachovia Corp New	Available-for-sale financial assets	—	—	—	US$	2,040	—	US$	1,534	—	US$	3,563	US$	3,582	US$	(19)	—	US$	—
	Washington Mut Bk Fa	²	—	—	—	US$	3,997	—		—	—	US$	3,998	US$	4,000	US$	(2)	—		—

	Corporate issued asset-backed securities
	American Home Mtg Assets Tr	Available-for-sale financial assets	—	—	—		—	—	US$	3,382	—	US$	3,187	US$	3,380	US$	(193)	—		—
	Americredit Automobile Rec Tr	²	—	—	—	US$	3,269	—		—	—	US$	3,196	US$	3,216	US$	(20)	—		—
	Ba Cr Card Tr	²	—	—	—	US$	4,300	—		—	—	US$	4,260	US$	4,350	US$	(90)	—		—
	Banc Amer Coml Mtg Inc	²	—	—	—		—	—	US$	4,591	—		—		—		—	—	US$	4,591
	Bear Stearns Coml Mtg Secs Inc	²	—	—	—		—	—	US$	5,259	—		—		—		—	—	US$	5,099
	Capital Auto Receivables Asset	²	—	—	—	US$	3,243	—		—	—	US$	3,243	US$	3,232	US$	11	—		—
	Capital One Multi Asset Exec	²	—	—	—		—	—	US$	8,998	—		—		—		—	—	US$	9,118
	Capital One Prime Auto Rec	²	—	—	—	US$	3,981	—		—	—	US$	3,995	US$	3,999	US$	(4)	—		—
	Capital One Prime Auto Receiva	²	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,498
	Caterpillar Finl Asset Tr	²	—	—	—	US$	8,142	—		—	—	US$	8,181	US$	8,089	US$	92	—		—
	Cendant Rent Car Fdg Aesop Llc	²	—	—	—	US$	9,297	—		—	—	US$	4,493	US$	4,433	US$	60	—	US$	2,663
	Credit Suisse First Boston Mtg	²	—	—	—		—	—	US$	7,613	—		—		—		—	—	US$	6,842
	Credit Suisse First Boston Mtg	²	—	—	—		—	—	US$	7,637	—		—		—		—	—	US$	6,704
	First Un Natl Bk Coml Mtg Tr	²	—	—	—		—	—	US$	5,188	—		—		—		—	—	US$	5,172
	Ford Credit Auto Owner Trust	²	—	—	—	US$	4,324	—		—	—	US$	4,321	US$	4,310	US$	11	—		—
	Gsamp Tr	²	—	—	—	US$	4,251	—		—	—	US$	3,868	US$	4,241	US$	(373)	—		—
	Harley Davidson Motorcycle Tr	²	—	—	—	US$	5,825	—		—	—	US$	3,933	US$	3,904	US$	29	—		—
	Hertz Veh Fing Llc	²	—	—	—	US$	5,319	—		—	—	US$	5,278	US$	5,284	US$	(6)	—		—
	Honda Auto Receivables	²	—	—	—		—	—	US$	3,373	—	US$	3,381	US$	3,373	US$	8	—		—
	Hyundai Auto Receivables Tr	²	—	—	—	US$	3,928	—		—	—	US$	3,460	US$	3,443	US$	17	—		—
	Lb Ubs Coml Mtg Tr	²	—	—	—	US$	3,493	—		—	—	US$	3,177	US$	3,101	US$	76	—		—
	Lb Ubs Coml Mtg Tr	²	—	—	—		—	—	US$	3,884	—		—		—		—	—	US$	3,884
	Mbna Cr Card Master Nt Tr	²	—	—	—		—	—	US$	4,500	—	US$	4,449	US$	4,500	US$	(51)	—		—
	Mbna Master Cr Card Tr Ii	²	—	—	—	US$	7,605	—		—	—	US$	7,552	US$	7,653	US$	(101)	—		—
	Merrill Lynch Mtg Invs Inc	²	—	—	—	US$	5,887	—		—	—	US$	4,630	US$	4,988	US$	(358)	—		—
	Nissan Auto Receivables	²	—	—	—	US$	3,928	—		—	—	US$	3,928	US$	3,943	US$	(15)	—		—
	Providian Gateway Owner Tr	²	—	—	—	US$	3,942	—		—	—	US$	3,961	US$	3,911	US$	50	—		—
	Stuctured Adj Rate Mtg Ln Tr	²	—	—	—		—	—	US$	3,981	—	US$	3,786	US$	3,887	US$	(101)	—		—
	Tiaa Seasoned Coml Mtg Tr	²	—	—	—		—	—	US$	4,171	—		—		—		—	—	US$	4,016
	Tw Hotel Fdg 2005 Llc	²	—	—	—	US$	4,103	—		—	—	US$	3,325	US$	3,338	US$	(13)	—		—
	Usaa Auto Owner Tr	²	—	—	—		—	—	US$	4,999	—		—		—		—	—	US$	4,998
	Usaa Auto Owner Tr	²	—	—	—	US$	4,238	—		—	—	US$	4,260	US$	4,246	US$	14	—		—
	Wamu Mtg	²	—	—	—		—	—	US$	3,656	—		—		—		—	—	US$	3,242
	Wamu Mtg Pass Thru Ctfs Tr	²	—	—	—		—	—	US$	4,854	—	US$	3,760	US$	4,048	US$	(288)	—		—
	Wells Fargo Finl Auto Owner Tr	²	—	—	—	US$	4,986	—		—	—	US$	3,535	US$	3,515	US$	20	—		—
	Wells Fargo Mtg Backed Secs	²	—	—	—		—	—	US$	3,935	—		—		—		—	—	US$	3,816

	Wells Fargo Mtg Backed Secs	²	—	—	—		—	—	US$	4,008	—		—		—		—	—	US$	3,931

	Government bonds
	United States Treas Nt	Available-for-sale financial assets	—	—	—		—	—	US$	42,302	—	US$	42,891	US$	42,302	US$	589	—		—
	United States Treas Nt	²	—	—	—		—	—	US$	5,059	—	US$	5,007	US$	5,059	US$	(52)	—		—
	United States Treas Nts	²	—	—	—		—	—	US$	60,837	—	US$	34,754	US$	34,896	US$	(142)	—	US$	25,924
	United States Treas Nts	²	—	—	—		—	—	US$	6,837	—	US$	7,052	US$	6,837	US$	215	—		—
	United States Treas Nts	²	—	—	—		—	—	US$	8,073	—	US$	3,037	US$	3,036	US$	1	—	US$	5,070
	United States Treas Nts	²	—	—	—		—	—	US$	33,800	—	US$	34,440	US$	33,800	US$	640	—		—
	United States Treas Nts	²	—	—	—		—	—	US$	25,041	—	US$	25,606	US$	25,041	US$	565	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or			Amount (US$
Company	Marketable Securities Type	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	(Note 3)

	United States Treas Nts	Available-for-sale financial assets	—	—	—	US$	—	—	US$	11,676	—	US$	6,121	US$	6,092	US$	29	—	US$	5,613
	United States Treas Nts	²	—	—	—	US$	5,936	—		—	—	US$	5,936	US$	5,944	US$	(8)	—		—
	United States Treas Nts	²	—	—	—		—	—	US$	12,876	—	US$	13,318	US$	12,876	US$	442	—		—
	United States Treas Nts	²	—	—	—		—	—	US$	6,957	—	US$	6,935	US$	6,957	US$	(22)	—		—
	United States Treas Nts	²	—	—	—		—	—	US$	15,113	—	US$	10,313	US$	10,056	US$	257	—	US$	5,160
	United States Treas Nts	²	—	—	—		—	—	US$	10,746	—	US$	10,768	US$	10,746	US$	22	—		—
	United States Treas Nts	²	—	—	—		—	—	US$	5,078	—	US$	5,170	US$	5,078	US$	92	—		—
	United States Treas Nts	²	—	—	—	US$	12,350	—		—	—	US$	12,363	US$	12,295	US$	68	—		—
	United States Treas Nts	²	—	—	—		—	—	US$	109,310	—	US$	67,657	US$	67,440	US$	217	—	US$	42,509
	United States Treas Nts	²	—	—	—		—	—	US$	46,901	—	US$	44,003	US$	43,603	US$	400	—	US$	3,359
	United States Treas Nts	²	—	—	—		—	—	US$	20,692	—	US$	21,138	US$	20,692	US$	446	—		—
	United States Treas Nts	²	—	—	—		—	—	US$	34,573	—	US$	34,574	US$	34,573	US$	1	—		—
	United States Treas Nts	²	—	—	—	US$	60,929	—		—	—	US$	60,813	US$	61,165	US$	(352)	—		—
	United States Treas Nts	²	—	—	—		—	—	US$	19,628	—	US$	19,903	US$	19,628	US$	275	—		—
	United States Treas Nts	²	—	—	—		—	—	US$	26,131	—	US$	26,501	US$	26,131	US$	370	—		—
	United States Treas Nts	²	—	—	—		—	—	US$	146,634	—	US$	139,925	US$	138,892	US$	1,033	—	US$	7,758
	United States Treas Nts	²	—	—	—		—	—	US$	16,788	—	US$	16,766	US$	16,788	US$	(22)	—		—
	United States Treas Nts	²	—	—	—		—	—	US$	271,758	—	US$	271,969	US$	271,758	US$	211	—		—
	United States Treas Nts	²	—	—	—	US$	4,009	—		—	—	US$	4,019	US$	3,996	US$	23	—		—
	United States Treas Nts	²	—	—	—		—	—	US$	29,438	—	US$	20,089	US$	19,959	US$	130	—	US$	9,735
	United States Treas Nts	²	—	—	—	US$	56,526	—	US$	131,185	—	US$	187,636	US$	187,804	US$	(168)	—		—
	United States Treas Nts	²	—	—	—		—	—	US$	8,596	—	US$	8,552	US$	8,596	US$	(44)	—		—
	Us Treas Nts	²	—	—	—		—	—	US$	14,102	—	US$	14,203	US$	14,102	US$	101	—		—
	Us Treasury Nts	²	—	—	—	US$	4,834	—		—	—	US$	4,927	US$	4,827	US$	100	—		—
	Us Treasury Nts	²	—	—	—		—	—	US$	30,867	—	US$	31,573	US$	30,867	US$	706	—		—
	Us Treasury Nts	²	—	—	—	US$	5,467	—		—	—	US$	5,517	US$	5,456	US$	61	—		—
	Us Treasury Nts	²	—	—	—		—	—	US$	10,362	—	US$	10,369	US$	10,362	US$	7	—		—
	Wi Treasury Sec	²	—	—	—		—	—	US$	59,595	—	US$	53,577	US$	53,189	US$	388	—	US$	6,500

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed, exclude bonds maturities.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets or equity in earnings of equity method investees.	(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Company Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

The Company	Fab	January 4, 2007	$198,000	By the construction progress	Lead Fu Industry Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007
(Amounts in Thousands of New Taiwan Dollars)

			Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note

The Company	TSMC-North America	Subsidiary	Sales	$192,846,641	61	Net 30 days after invoice date	—	—	$26,626,880	60
	GUC	Investee with a controlling financial interest	Sales	795,232	—	Net 30 days after monthly closing	—	—	74,003	—
	TSMC-Shanghai	Subsidiary	Sales	155,799	—	Net 30 days after monthly closing	—	—	—	—
	WaferTech	Indirect subsidiary	Purchases	8,774,750	18	Net 30 days after monthly closing	—	—	(784,280)	6
	TSMC-Shanghai	Subsidiary	Purchases	5,828,541	12	Net 30 days after monthly closing	—	—	(596,581)	5
	SSMC	Investee accounted for using equity method	Purchases	5,468,410	11	Net 30 days after monthly closing	—	—	(655,029)	5
	VIS	Investee accounted for using equity method	Purchases	4,188,107	9	Net 30 days after monthly closing	—	—	(838,584)	7

GUC	TSMC-North America	Same parent company	Purchases	1,766,788	54	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(139,402)	16

Xintec	VisEra	Same president	Sales	1,050,497	31	Net 45 days after shipping	—	—	10,120	2
	OmniVision	Parent company of director (represented for Xintec)	Sales	1,813,412	54	Net 45 days after shipping	—	—	431,801	84

Note:	The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Investees
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2007
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note)	Amounts	Action Taken	Period	Debts

The Company	TSMC-North America	Subsidiary	$26,725,765	41	$8,164,297	Accelerate demand on account receivable	$4,521,960	$—
	TSMC-Shanghai	Subsidiary	151,037	—	—	—	—	—
	GUC	Investee with a controlling financial interest	118,749	—	8,081	Accelerate demand on account receivable	—	—

Xintec	VisEra	Same president	10,120	69	1,075	Accelerate demand on account receivable	—	—
	OmniVision	Parent company of director (represented for Xintec)	431,801	43	—	—	—	—

Note:	The calculation of turnover days excludes other receivables from related parties.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
DECEMBER 31, 2007
(Amounts in Thousands of New Taiwan Dollars)

										Equity in the
				Original Investment Amount		Balance as of December 31, 2007			Net Income	Earnings
				December 31,	December 31,	Shares (in	Percentage of	Carrying	(Losses) of the	(Losses)
Investor Company	Investee Company	Location	Main Businesses and Products	2007	2006	Thousands)	Ownership	Value (Note 1)	Investee	(Note 2)	Note

The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$44,204,188	$2,321,568	$2,321,568	Subsidiary

	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	27,688,565	562,155	562,155	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,047,681	8,119,816	616,240	36	11,024,568	4,321,071	1,085,203	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	8,840,895	8,840,895	463	39	9,092,741	3,552,556	1,180,962	Investee accounted for using equity method
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	8,622,715	(959,387)	(957,835)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,734,180	302,505	302,505	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,255,647	253,276	253,276	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	—	91,703	43	1,501,521	501,174	182,265	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies	1,095,622	785,465	—	98	1,170,841	140,497	137,687	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	973,459	243,545	—	98	906,536	(41,533)	(40,702)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	42,572	37	823,552	732,585	251,198	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,019,042	1,418,717	—	99	467,873	137,202	136,516	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	173,429	59,407	8,573	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	171,658	58,751	7,822	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	104,929	3,531	3,531	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	88,702	31,366	31,366	Subsidiary
	TSMC-Korea	Seoul, Korea	Marketing activities	13,656	13,656	80	100	16,436	2,140	2,140	Subsidiary

Note 1:	The treasury stock is deducted from the carrying value.

Note 2:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE YEAR ENDED DECEMBER 31, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment				Accumulated
				from Taiwan as			from Taiwan as				Inward
		Total Amount of		of	Investment Flows		of		Equity in the	Carrying Value	Remittance of
		Paid-in Capital		January 1, 2007	Outflow		December 31,		Earnings	as of	Earnings as of
	Main Businesses and	(RMB in	Method of	(US$ in	(US$ in		2007 (US$ in	Percentage of	(Losses)	December 31,	December 31,
Investee Company	Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	2007	2007

TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$—	$—	$12,180,367 (US$371,000)	100%	$(957,835)	$8,622,715	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of December 31, 2007	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)

$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2:	Amount was recognized based on the reviewed financial statements.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Years Ended December 31, 2007 and 2006 and
Independent Auditors’ Report

REPRESENTATION LETTER
The entities that are required to be included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2007, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the revised Statement of Financial Accounting Standards No. 7, “Consolidated Financial Statements”. In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.
Very truly yours,
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
By

/s/ MORRIS CHANG
MORRIS CHANG
Chairman
January 10, 2008

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2007 and 2006, and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
January 10, 2008
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Par Value)

	2007		2006
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$94,986,488	16	$117,837,192	20
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	1,632,387	—	1,206,854	—
Available-for-sale financial assets (Notes 2, 3 and 6)	66,688,368	12	67,523,858	12
Held-to-maturity financial assets (Notes 2 and 7)	11,526,946	2	8,510,823	2
Receivables from related parties (Note 25)	10,885	—	252,339	—
Notes and accounts receivable	47,204,126	8	34,957,650	6
Allowance for doubtful receivables (Notes 2 and 8)	(701,807)	—	(749,888)	—
Allowance for sales returns and others (Notes 2 and 8)	(4,089,035)	(1)	(2,870,802)	(1)
Other receivables from related parties (Note 25)	243,620	—	256,863	—
Other financial assets (Note 26)	1,515,527	—	2,356,542	1
Inventories, net (Notes 2 and 9)	23,862,260	4	21,430,728	4
Deferred income tax assets, net (Notes 2 and 18)	5,572,334	1	8,013,992	1
Prepaid expenses and other current assets	1,370,230	—	1,591,017	—

Total current assets	249,822,329	42	260,317,168	45

LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 10 and 11)
Investments accounted for using equity method	22,517,289	4	15,000,891	2
Available-for-sale financial assets	1,400,691	—	6,648,485	1
Held-to-maturity financial assets	8,697,726	2	28,973,495	5
Financial assets carried at cost	3,845,619	1	3,272,280	1

Total long-term investments	36,461,325	7	53,895,151	9

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 26)
Cost
Land and land improvements	942,197	—	844,644	—
Buildings	118,640,027	21	112,595,124	19
Machinery and equipment	646,419,427	113	579,825,289	99
Office equipment	11,829,640	2	10,646,725	2
Leased assets	652,296	—	612,941	—

	778,483,587	136	704,524,723	120
Accumulated depreciation	(540,099,567)	(94)	(463,038,084)	(79)
Advance payments and construction in progress	21,868,167	4	12,607,551	2

Net property, plant and equipment	260,252,187	46	254,094,190	43

INTANGIBLE ASSETS
Goodwill (Note 2)	5,987,582	1	5,984,993	1
Deferred charges, net (Notes 2 and 13)	7,923,601	2	5,936,915	1

Total intangible assets	13,911,183	3	11,921,908	2

OTHER ASSETS
Deferred income tax assets, net (Notes 2 and 18)	7,313,283	1	5,802,142	1
Refundable deposits	2,777,769	1	1,331,245	—
Others	327,150	—	123,355	—

Total other assets	10,418,202	2	7,256,742	1

TOTAL	$570,865,226	100	$587,485,159	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	$249,313	—	$10,864	—
Notes and accounts payable	11,574,882	2	7,934,388	1
Payables to related parties (Note 25)	1,503,376	1	1,867,728	—
Income tax payable (Notes 2 and 18)	11,126,128	2	7,946,473	2
Accrued expenses and other current liabilities (Notes 16 and 28)	17,714,763	3	11,328,350	2
Payables to contractors and equipment suppliers	6,256,732	1	10,768,591	2
Current portion of bonds payable and long-term liabilities (Notes 14, 15 and 26)	280,813	—	7,004,137	1

Total current liabilities	48,706,007	9	46,860,531	8

LONG-TERM LIABILITIES
Bonds payable (Note 14)	12,500,000	2	12,500,000	2
Long-term bank loans (Notes 15 and 26)	1,722,196	—	653,959	—
Other long-term payables (Notes 16 and 28)	9,409,978	2	8,703,267	2
Other payables to related parties (Notes 25 and 28)	—	—	403,375	—
Obligations under capital leases (Note 2)	652,296	—	612,941	—

Total long-term liabilities	24,284,470	4	22,873,542	4

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,665,522	1	3,540,060	1
Guarantee deposits (Note 28)	2,243,009	—	3,817,132	1
Deferred credits (Notes 2 and 25)	1,236,873	—	1,177,138	—
Others	43,774	—	78,640	—

Total other liabilities	7,189,178	1	8,612,970	2

Total liabilities	80,179,655	14	78,347,043	14

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — $10 par value
Authorized: 28,050,000 thousand shares in 2007 27,050,000 thousand shares in 2006
Issued: 26,427,104 thousand shares in 2007 25,829,688 thousand shares in 2006	264,271,037	46	258,296,879	44

Capital surplus (Notes 2 and 20)	53,732,682	9	54,107,498	9

Retained earnings (Note 20)
Appropriated as legal capital reserve	56,406,684	10	43,705,711	7
Appropriated as special capital reserve	629,550	—	640,742	—
Unappropriated earnings	161,828,337	28	152,778,079	26

	218,864,571	38	197,124,532	33

Others (Notes 2, 3, 22 and 24)
Cumulative translation adjustments	(1,072,853)	—	(1,191,165)	—
Unrealized gain on financial instruments	680,997	—	561,615	—
Treasury stock: 834,096 thousand shares in 2007 33,926 thousand shares in 2006	(49,385,032)	(8)	(918,075)	—

	(49,776,888)	(8)	(1,547,625)	—

Equity attributable to shareholders of the parent	487,091,402	85	507,981,284	86

MINORITY INTERESTS (Note 2)	3,594,169	1	1,156,832	—

Total shareholders’ equity	490,685,571	86	509,138,116	86

TOTAL	$570,865,226	100	$587,485,159	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2007		2006
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 25)	$328,336,172		$322,883,499

SALES RETURNS AND ALLOWANCES (Note 2)	5,705,576		5,476,328

NET SALES	322,630,596	100	317,407,171	100

COST OF SALES (Notes 19 and 25)	180,280,385	56	161,597,081	51

GROSS PROFIT	142,350,211	44	155,810,090	49

OPERATING EXPENSES (Notes 19 and 25)
Research and development	17,946,322	5	16,076,432	5
General and administrative	8,963,836	3	8,716,653	3
Marketing	3,718,146	1	3,752,311	1

Total operating expenses	30,628,304	9	28,545,396	9

INCOME FROM OPERATIONS	111,721,907	35	127,264,694	40

NON-OPERATING INCOME AND GAINS
Interest income (Note 2)	5,651,700	2	4,542,149	2
Equity in earnings of equity method investees, net (Notes 2 and 10)	2,507,869	1	2,347,153	1
Settlement income (Note 28)	985,114	1	979,214	—
Gain on settlement and disposal of financial instruments, net (Notes 2, 5 and 24)	633,109	—	—	—
Technical service income (Notes 25 and 28)	590,391	—	571,500	—
Rental income (Note 25)	378,643	—	224,290	—
Subsidy income (Note 2)	364,321	—	334,478	—
Valuation gain on financial instruments, net (Notes 2, 5 and 24)	304,578	—	—	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 25)	91,210	—	421,051	—
Foreign exchange gain, net (Note 2)	80,922	—	—	—
Others (Note 25)	345,946	—	285,757	—

Total non-operating income and gains	11,933,803	4	9,705,592	3

NON-OPERATING EXPENSES AND LOSSES
Provision for litigation loss (Note 28k)	1,008,635	1	—	—
Interest expense	842,242	—	890,602	1
Loss on impairment of financial assets (Note 2)	54,208	—	279,690	—
Loss on disposal of property, plant and equipment (Note 2)	6,190	—	241,397	—
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2007		2006
	Amount	%	Amount	%

Loss on settlement and disposal of financial instruments, net (Notes 2, 5 and 24)	$—	—	$798,610	—
Valuation loss on financial instruments, net (Notes 2, 5 and 24)	—	—	812,937	—
Foreign exchange loss, net (Note 2)	—	—	400,863	—
Others	102,409	—	183,979	—

Total non-operating expenses and losses	2,013,684	1	3,608,078	1

INCOME BEFORE INCOME TAX	121,642,026	38	133,362,208	42

INCOME TAX EXPENSE (Notes 2 and 18)	(11,709,626)	(4)	(7,773,711)	(2)

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	109,932,400	34	125,588,497	40

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	—	—	1,606,749	—

NET INCOME	$109,932,400	34	$127,195,246	40

ATTRIBUTABLE TO:
Shareholders of the parent	$109,177,093	34	$127,009,731	40
Minority interests	755,307	—	185,515	—

	$109,932,400	34	$127,195,246	40

	2007		2006
	Income Attributable to		Income Attributable to
	Shareholders of the Parent		Shareholders of the Parent
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
EARNINGS PER SHARE (NT$, Note 23)
Basic earnings per share	$4.59	$4.14	$5.11	$4.82

Diluted earnings per share	$4.58	$4.14	$5.10	$4.81

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
				Retained Earnings					Gain
	Capital Stock					Special		Cumulative	(Loss) on					Total
	Shares (in Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Capital Reserve	Unappropriated Earnings	Total	Translation Adjustments	Financial Instruments	Treasury Stock	Total	Total	Minority Interests	Shareholders’ Equity

BALANCE, JANUARY 1, 2006	24,730,025	$247,300,246	$57,117,886	$34,348,208	$2,226,427	$106,196,399	$142,771,034	$(640,742)	$—	$(918,075)	$(1,558,817)	$445,630,349	$608,359	$446,238,708

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	9,357,503	—	(9,357,503)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(1,585,685)	1,585,685	—	—	—	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	(3,432,129)	—	(3,432,129)
Bonus to employees — in stock	343,213	3,432,129	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	—	—	—
Cash dividends to shareholders — NT$2.50 per share	—	—	—	—	—	(61,825,061)	(61,825,061)	—	—	—	—	(61,825,061)	—	(61,825,061)
Stock dividends to shareholders — NT$0.15 per share	370,950	3,709,504	—	—	—	(3,709,504)	(3,709,504)	—	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(257,410)	(257,410)	—	—	—	—	(257,410)	—	(257,410)
Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	—	—	—	—	—	—	—	—	—	—	—
Net income in 2006	—	—	—	—	—	127,009,731	127,009,731	—	—	—	—	127,009,731	185,515	127,195,246
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	187,095	—	—	—	—	—	—	—	—	187,095	—	187,095
Translation adjustments	—	—	—	—	—	—	—	(550,423)	—	—	(550,423)	(550,423)	(126,206)	(676,629)
Issuance of stock from exercising employee stock options	14,550	145,496	429,701	—	—	—	—	—	—	—	—	575,197	—	575,197
Cash dividends received by subsidiaries from parent company	—	—	82,320	—	—	—	—	—	—	—	—	82,320	—	82,320
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	386,017	—	386,017	386,017	2,147	388,164
Equity in the valuation gain on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	175,598	—	175,598	175,598	—	175,598
Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	487,017	487,017

BALANCE, JANUARY 1, 2007	25,829,688	258,296,879	54,107,498	43,705,711	640,742	152,778,079	197,124,532	(1,191,165)	561,615	(918,075)	(1,547,625)	507,981,284	1,156,832	509,138,116

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	12,700,973	—	(12,700,973)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(11,192)	11,192	—	—	—	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(4,572,798)	(4,572,798)	—	—	—		(4,572,798)	—	(4,572,798)
Bonus to employees — in stock	457,280	4,572,798	—	—	—	(4,572,798)	(4,572,798)	—	—	—	—	—	—	—
Cash dividends to shareholders—NT$3.00 per share	—	—	—	—	—	(77,489,064)	(77,489,064)	—	—	—		(77,489,064)	—	(77,489,064)
Stock dividends to shareholders— NT$0.02 per share	51,659	516,594	—	—	—	(516,594)	(516,594)	—	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(285,800)	(285,800)	—	—	—	—	(285,800)	—	(285,800)
Capital surplus transferred to capital stock	77,489	774,891	(774,891)	—	—	—	—	—	—	—	—	—	—	—
Net income in 2007	—	—	—	—	—	109,177,093	109,177,093	—	—	—	—	109,177,093	755,307	109,932,400
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(28,639)	—	—	—	—	—	—	—	—	(28,639)	31,862	3,223
Translation adjustments	—	—	—	—	—	—	—	118,312	—	—	118,312	118,312	(99,318)	18,994
Issuance of stock from exercising employee stock options	10,988	109,875	326,952	—	—	—	—	—	—	—	—	436,827	—	436,827
Cash dividends received by subsidiaries from parent company	—	—	101,762	—	—	—	—	—	—	—	—	101,762	—	101,762
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	241,821	—	241,821	241,821	19,487	261,308
Equity in the valuation loss on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	(122,439)	—	(122,439)	(122,439)	—	(122,439)
Treasury stock repurchased by the Company	—	—	—	—	—	—	—	—	—	(48,466,957)	(48,466,957)	(48,466,957)	—	(48,466,957)
Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	1,729,999	1,729,999

BALANCE, DECEMBER 31, 2007	26,427,104	$264,271,037	$53,732,682	$56,406,684	$629,550	$161,828,337	$218,864,571	$(1,072,853)	$680,997	$(49,385,032)	$(49,776,888)	$487,091,402	$3,594,169	$490,685,571

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$109,177,093	$127,009,731
Net income attributable to minority interests	755,307	185,515
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	80,005,395	73,715,242
Amortization of premium/discount of financial assets	(117,159)	2,399
Loss on impairment of financial assets	54,208	279,690
Gain on disposal of available-for-sale financial assets, net	(610,167)	(90,826)
Equity in earnings of equity method investees, net	(2,507,869)	(2,347,153)
Dividends received from equity method investees	625,130	614,567
Gain on disposal of financial assets carried at cost, net	(264,503)	(16,210)
Gain on disposal of property, plant and equipment and other assets, net	(85,020)	(179,654)
Deferred income tax	943,797	121,590
Loss on idle assets	—	44,072
Net changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(187,084)	340,176
Receivables from related parties	629,467	440,927
Notes and accounts receivable	(12,134,176)	8,124,625
Allowance for doubtful receivables	(48,126)	(230,706)
Allowance for sales returns and others	1,205,277	(1,446,611)
Other receivables from related parties	13,243	341,047
Other financial assets	842,136	(738,745)
Inventories	(2,226,106)	(3,702,425)
Prepaid expenses and other current assets	290,434	(170,576)
Increase (decrease) in:
Notes and accounts payable	3,218,255	(1,487,064)
Payables to related parties	(375,731)	(572,441)
Income tax payable	3,179,655	3,931,022
Accrued expenses and other current liabilities	913,872	862,428
Accrued pension cost	125,462	65,676
Deferred credits	343,878	(99,310)

Net cash provided by operating activities	183,766,668	204,996,986

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(87,550,197)	(119,291,685)
Held-to-maturity financial assets	—	(18,554,027)
Investments accounted for using equity method	(5,803,826)	(2,613,009)
Financial assets carried at cost	(911,323)	(511,632)
Property, plant and equipment	(84,000,985)	(78,737,265)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006

Proceeds from disposal or redemption of:
Available-for-sale financial assets	$94,908,666	$91,620,367
Held-to-maturity financial assets	17,325,120	10,410,000
Financial assets carried at cost	410,465	126,465
Property, plant and equipment and other assets	60,535	518,705
Increase in deferred charges	(3,059,155)	(1,414,742)
Increase in refundable deposits	(1,434,895)	(1,224,443)
Net cash paid for acquisition of subsidiaries	(404,445)	—
Increase in other assets	(228,747)	(52,086)

Net cash used in investing activities	(70,688,787)	(119,723,352)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term bank loans	(89,720)	(328,500)
Increase in long-term bank loans	653,000	—
Repayments of:
Bonds payable	(7,000,000)	—
Long-term bank loans	(196,173)	(5,489)
Increase (decrease) in guarantee deposits	(1,574,131)	920,702
Cash dividends	(77,387,302)	(61,742,741)
Cash bonus paid to employees	(4,572,798)	(3,432,129)
Bonus to directors and supervisors	(285,800)	(257,410)
Repurchase of treasury stock	(45,413,373)	—
Proceeds from exercise of employee stock options	436,827	575,197
Increase in minority interests	19,004	487,017

Net cash used in financing activities	(135,410,466)	(63,783,353)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(22,332,585)	21,490,281

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(518,119)	(136,796)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	117,837,192	96,483,707

CASH AND CASH EQUIVALENTS, END OF YEAR	$94,986,488	$117,837,192

SUPPLEMENTAL INFORMATION
Interest paid	$922,079	$951,450

Income tax paid	$7,585,727	$3,630,029

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$78,889,954	$80,675,310
Decrease (increase) in payables to contractors and equipment suppliers	5,111,031	(1,702,555)
Increase in other long-term payables	—	(235,490)

Cash paid	$84,000,985	$78,737,265

Repurchase of treasury stock	$48,466,957	$—
Increase in accrued expenses and other current liabilities	(3,053,584)	—

Cash paid	$45,413,373	$—

NONCASH FINANCING ACTIVITIES
Current portion of bonds payable and long-term liabilities	$280,813	$7,004,137

Current portion of other payables to related parties (under payables to related parties)	$—	$688,591

Current portion of other long-term payables and other liabilities (under accrued expenses and other current liabilities)	$3,735,875	$617,892

The Company acquired controlling interests in Xintec Inc. (Xintec) and Mutual-Pak Technology Co., Ltd. (Mutual-Pak) in March 2007 and July 2007, respectively, and consolidated the revenue/income and expenses/losses of the two companies from the respective acquisition dates. Fair values of assets acquired and liabilities assumed were as follows:

Current assets		$3,101,718
Property, plant and equipment		2,339,546
Other assets		436,692
Current liabilities		(1,937,407)
Long-term liabilities		(701,855)

Net amount		$3,238,694

Purchase price for Xintec and Mutual-Pak		$1,413,585
Less: Cash balance of Xintec and Mutual-Pak at acquisition		(1,009,140)

Net cash paid for acquisition of Xintec and Mutual-Pak		$404,445

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL
Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of December 31, 2007 and 2006, TSMC and its subsidiaries had 25,258 and 22,969 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership
		December 31,	December 31,
Name of Investor	Name of Investee	2007	2006	Remark

TSMC	TSMC North America (TSMC-NA)	100%	100%	—
	TSMC Japan Limited (TSMC-Japan)	100%	100%	—
	TSMC Korea Limited (TSMC-Korea)	100%	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	100%	100%	—
	TSMC International Investment Ltd. (TSMC International)	100%	100%	—
	TSMC Global, Ltd. (TSMC Global)	100%	100%	—
	TSMC (Shanghai) Company Limited (TSMC-Shanghai)	100%	100%	—
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	36%	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng. As of December 31, 2007, Chi Cherng held 17,032 thousand common shares in TSMC (approximately 0.06% of issued common shares).
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	36%	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey. As of December 31, 2007, Hsin Ruey held 17,064 thousand common shares in TSMC (approximately 0.06% of issued common shares).
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	37%	38%	GUC became a consolidated entity of TSMC as GUC’s president was assigned by TSMC and TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	Xintec Inc. (Xintec)	43%	—	TSMC obtained three out of five director positions in March 2007, and TSMC has a controlling interest over Xintec.
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—

TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC (ISDF II)	97%	97%	—

TSMC Development	WaferTech, LLC (WaferTech)	99.996%	99.996%	—
(Continued)

		Percentage of Ownership
		December 31,	December 31,
Name of Investor	Name of Investee	2007	2006	Remark

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	51%	13%	VTAF III acquired a controlling interest in Mutual-Pak in July 2007.

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	—	Newly established.

GUC	Global Unichip Corp.-North America (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—

TSMC Partners	TSMC Design Technology Canada, Inc. (TSMC Canada)	100%	—	Newly established.
(Concluded)
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its subsidiaries as of December 31, 2007:
TSMC-NA is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC-Japan, TSMC-Korea and TSMC-Europe are engaged mainly in marketing activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. TSMC-Shanghai is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, and ISDF II are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA and GUC-Japan are engaged in providing products consulting in North America and Japan, respectively. Xintec is engaged in the provision of wafer packaging service. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company”.

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds, asset-backed commercial papers, corporate notes, and treasury bills acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Publicly-traded stocks — closing prices at the end of the year; derivatives — using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Structured time deposits — using valuation techniques; open-end mutual funds and money market funds — net asset value at the end of the year; publicly-traded stocks — closing prices at the end of the year; and other debt securities — average of bid and asked prices at the end of the year.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Financial instruments for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are generally recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s equity was amortized by the straight-line method over five years, with the amortization recorded in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments Accounted for Using the Equity Method” (SFAS No. 5), the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: Land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years; and leased assets — 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Effective January 1, 2007, the Company adopted the newly released Statement of Financial Accounting Standards No. 37, “Accounting for Intangible Assets”. The Company had reassessed the useful lives and the amortization method of its recognized intangible assets at the effective date. Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Government Subsidies

Income-related subsidies from governments are recognized in earnings when the requirements for subsidies are met.

Income Tax

The Company applies intra-period and inter-period allocations for its income tax whereby (1) a portion of current year’s income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the tax-exempt income under various laws and statutes. TSMC and subsidiaries domiciled in the R.O.C. have considered the impact of the AMT Act in the determination of their tax liabilities.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When TSMC retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount. TSMC’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Translation of Foreign-currency Financial Statements

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at year-end; shareholders’ equity — historical rates; income and expenses — average rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

Recent Accounting Pronouncements

In March 2007, the Accounting Research and Development Foundation of the R.O.C. issued an interpretation that requires companies to record the bonus paid to directors, supervisors and employees as an expense rather than an appropriation of earnings. This interpretation should be applied to financial statements for fiscal years beginning on or after January 1, 2008.

The Accounting Research and Development Foundation of the R.O.C. also issued Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment” (SFAS No. 39) in August 2007, which requires companies to record share-based payment transactions in the financial statements at fair value. SFAS No. 39 should be applied to financial statements for fiscal years beginning on or after January 1, 2008.

The Accounting Research and Development Foundation of the R.O.C. revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Early adoption is permitted.

3.	ACCOUNTING CHANGES
On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (SFAS No. 34) and No. 36, “Financial Instruments: Disclosure and Presentation”.

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.

The effect of adopting the newly released SFASs is summarized as follows:

	Recognized as
	Cumulative
	Effect of	Recognized as
	Changes in	a Separate
	Accounting	Component of
	Principles	Shareholders’
	(Net of Tax)	Equity

Financial assets or liabilities at fair value through profit or loss	$1,606,749	$—
Available-for-sale financial assets	—	306,531

	$1,606,749	$306,531

The adoption of the newly released SFASs resulted in a decrease in net income before cumulative effect of changes in accounting principles of NT$1,083,574 thousand, an increase in net income of NT$523,175 thousand, and an increase in basic earnings per share (after income tax) of NT$0.02, for the year ended December 31, 2006.

Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2006.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2007	2006

Cash and deposits in banks	$84,105,377	$85,496,085
Repurchase agreements collateralized by government bonds	10,067,843	31,241,594
Asset-backed commercial papers	522,116	—
Corporate notes	291,152	1,026,522
Treasury bills	—	72,991

	$94,986,488	$117,837,192

5.	FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2007	2006
Trading financial assets
Publicly-traded stocks	$1,590,188	$1,162,253
Cross currency swap contracts	35,567	44,601
Forward exchange contracts	6,632	—

	$1,632,387	$1,206,854

Trading financial liabilities
Forward exchange contracts	$185,583	$113
Cross currency swap contracts	63,730	10,751

	$249,313	$10,864

The Company entered into derivative contracts during the years ended December 31, 2007 and 2006 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, the Company did not apply hedge accounting treatment for its derivative financial contracts.

Outstanding forward contracts as of December 31, 2007 and 2006:

		Contract
		Amount
	Maturity Date	(in Thousands)
December 31, 2007

Sell US$/Buy NT$	January 2008	US$	111,000
Sell EUR$/Buy NT$	February 2008 to July 2008	EUR	48,000

December 31, 2006

Sell JPY$/Buy US$	January 2007	JPY	38,610
Outstanding cross currency swap contracts as of December 31, 2007 and 2006:

	Contract		Range of	Range of
	Amount		Interest Rates	Interest Rates
Maturity Date	(in Thousands)		Paid	Received

December 31, 2007

January 2008 to February 2008	US$	975,000	3.53%-5.60%	0.02%-3.01%

December 31, 2006

January 2007 to February 2007	US$	820,000	3.19%-5.91%	0.90%-3.25%
For the years ended December 31, 2007 and 2006, net losses arising from derivative financial instruments were NT$924,969 thousand (including realized settlement losses of NT$684,122 thousand and valuation losses of NT$240,847 thousand) and NT$1,613,366 thousand (including realized settlement losses of NT$1,647,103 thousand and valuation gain of NT$33,737 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2007	2006

Money market funds	$19,212,110	$667,828
Open-end mutual funds	14,966,675	26,147,276
Corporate bonds	10,745,145	16,494,244
Agency bonds	8,635,796	12,691,612
Government bonds	7,767,637	6,921,532
Corporate issued asset-backed securities	5,357,032	10,541,679
Publicly-traded stocks	905,254	208,930
Structured time deposits	499,410	499,242

	68,089,059	74,172,343
Current portion	(66,688,368)	(67,523,858)

	$1,400,691	$6,648,485

In 2004, the Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. The investment portfolios included securities such as corporate bonds, agency bonds, government bonds, asset-backed securities and others. Securities acquired with maturities of less than three months from the date of purchase were classified as cash equivalents.

Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rate	Maturity Date
December 31, 2007

Step-up callable deposits
Domestic deposits	$500,000	$499,410	1.76%	March 2008

December 31, 2006

Step-up callable deposits
Domestic deposits	$500,000	$499,242	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2007	2006

Corporate bonds	$10,900,247	$13,742,541
Government bonds	7,824,425	12,070,657
Structured time deposits	1,500,000	11,671,120

	20,224,672	37,484,318
Current portion	(11,526,946)	(8,510,823)

	$8,697,726	$28,973,495

As of December 31, 2007 and 2006, structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
December 31, 2007

Step-up callable deposits
Domestic deposits	$1,500,000	$5,585	1.77%-1.83%	April 2008 to October 2008

December 31, 2006

Step-up callable deposits
Domestic deposits	$4,500,000	$13,928	1.40%-1.83%	June 2007 to October 2008
Callable range accrual deposits
Domestic deposits	3,911,520	4,808	(See below)	September 2009 to December 2009
Foreign deposits	3,259,600	4,998	(See below)	October 2009 to January 2010

	$11,671,120	$23,734

The amount of interest earned from the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of December 31, 2007, no structured time deposit resided in banks located in foreign countries. As of December 31, 2006, the principal of the deposits that resided in banks located in Hong Kong and Singapore amounted to US$80,000 thousand and US$20,000 thousand, respectively.

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Years Ended December 31
	2007	2006

Balance, beginning of year	$749,888	$980,594
Effect of inclusion of newly consolidated subsidiaries	45	—
Provision	2,964	54,713
Write-off	(51,090)	(285,419)

Balance, end of year	$701,807	$749,888

Movements of the allowance for sales returns and others were as follows:

	Years Ended December 31
	2007	2006

Balance, beginning of year	$2,870,802	$4,317,413
Effect of inclusion of newly consolidated subsidiaries	12,956	—
Provision	5,773,383	5,382,146
Write-off	(4,568,106)	(6,828,757)

Balance, end of year	$4,089,035	$2,870,802

9.	INVENTORIES, NET

	December 31
	2007	2006

Finished goods	$4,321,870	$5,146,839
Work in process	17,346,862	14,688,719
Raw materials	1,862,543	1,673,982
Supplies and spare parts	1,261,715	926,120

	24,792,990	22,435,660
Allowance for losses	(930,730)	(1,004,932)

	$23,862,260	$21,430,728

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2007		2006
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

Vanguard International Semiconductor Corporation (VIS)	$11,220,101	37	$5,931,755	27
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	9,092,741	39	7,960,869	39
VisEra Holding Company (VisEra Holding)	2,204,447	49	1,108,267	49

	$22,517,289		$15,000,891

In November 2006, the Company acquired 81 thousand shares in SSMC for SGD115,227 thousand from EDB Investments Pte Ltd. under a Shareholders Agreement. After the acquisition, the number of SSMC shares owned by the Company increased to 463 thousand and the Company’s percentage of ownership increased from 32% to 39%.

In August 2007, the Company acquired 169,600 thousand shares in VIS for NT$4,927,865 thousand. After the acquisition, the Company’s percentage of ownership in VIS increased from 27% to 37%.

For the years ended December 31, 2007 and 2006, net equity in earnings of NT$2,507,869 thousand and NT$2,347,153 thousand were recognized, respectively. The related equity in earnings of equity method investees were determined based on the audited financial statements of the investees for the same periods as the Company.

As of December 31, 2007 and 2006, fair values of publicly traded stocks in investments accounted for using equity method were NT$15,189,200 thousand and NT$11,027,066 thousand, respectively.

Movements of the difference between the cost of investment and the Company’s share in investees’ net assets allocated to depreciable for the years ended December 31, 2007 and 2006 were as follows:

	Years Ended December 31
	2007	2006

Balance, beginning of year	$952,159	$—
Addition	1,968,622	1,010,846
Reduction	(331,039)	(58,687)

Balance, end of year	$2,589,742	$952,159

Movements of the aforementioned difference allocated to goodwill for the years ended December 31, 2007 and 2006 were as follows:

	Years Ended December 31
	2007	2006

Balance, beginning of year	$213,984	$—
Addition	773,365	213,984

Balance, end of year	$987,349	$213,984

11.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2007	2006

Non-publicly traded stocks	$3,462,372	$2,924,350
Mutual funds	383,247	347,930

	$3,845,619	$3,272,280

12.	PROPERTY, PLANT AND EQUIPMENT

	Year Ended December 31, 2007
		Effect of
		Inclusion of
	Balance,	Newly				Effect of	Balance,
	Beginning	Consolidated				Exchange Rate	Ending of
	of Year	Subsidiaries	Additions	Sale or Disposal	Reclassification	Changes	Year
Cost
Land and land improvements	$844,644	$101,518	$—	$—	$—	$(3,965)	$942,197
Buildings	112,595,124	71,053	5,522,828	(31,836)	(11,518)	494,376	118,640,027
Machinery and equipment	579,825,289	2,430,982	63,828,487	(504,132)	241,750	597,051	646,419,427
Office equipment	10,646,725	547,188	1,064,259	(350,611)	(78,898)	977	11,829,640
Leased asset	612,941	—	—	—	—	39,355	652,296

Total	704,524,723	$3,150,741	$70,415,574	$(886,579)	$151,334	$1,127,794	778,483,587

Accumulated depreciation
Land and land improvements	234,377	$—	$29,798	$—	$—	$(1,472)	262,703
Buildings	54,288,225	1,111	8,901,910	(30,957)	2,709	76,924	63,239,922
Machinery and equipment	400,579,587	584,690	67,018,215	(255,143)	(156,839)	(105,438)	467,665,072
Office equipment	7,839,303	76,238	1,232,781	(350,147)	(2,362)	939	8,796,752
Leased asset	96,592	—	31,429	—	—	7,097	135,118

Total	463,038,084	$662,039	$77,214,133	$(636,247)	$(156,492)	$(21,950)	540,099,567

Advance payments and construction in progress	12,607,551	$480,580	$8,474,380	$—	$288,805	$16,851	21,868,167

Net	$254,094,190						$260,252,187

	Year Ended December 31, 2006
						Balance,
	Balance, Beginning				Effect of Exchange	Ending of
	of Year	Additions	Sale or Disposal	Reclassification	Rate Changes	Year
Cost
Land and land improvements	$851,225	$—	$—	$—	$(6,581)	$844,644
Buildings	105,832,028	7,595,171	(964,370)	2,393	129,902	112,595,124
Machinery and equipment	510,922,064	74,313,257	(4,876,809)	(235,999)	(297,224)	579,825,289
Office equipment	9,670,611	1,236,205	(204,200)	(40,550)	(15,341)	10,646,725
Leased asset	597,669	—	—	—	15,272	612,941

Total	627,873,597	$83,144,633	$(6,045,379)	$(274,156)	$(173,972)	704,524,723

Accumulated depreciation
Land and land improvements	206,408	$29,499	$—	$—	$(1,530)	234,377
Buildings	46,560,127	8,465,728	(748,011)	81	10,300	54,288,225
Machinery and equipment	344,431,001	61,516,317	(4,748,334)	(235,908)	(383,489)	400,579,587
Office equipment	6,862,502	1,190,650	(203,404)	(6,423)	(4,022)	7,839,303
Leased asset	64,569	29,682	—	—	2,341	96,592

Total	398,124,607	$71,231,876	$(5,699,749)	$(242,250)	$(376,400)	463,038,084

Advance payments and construction in progress	15,074,302	$(2,469,323)	$—	$—	$2,572	12,607,551

Net	$244,823,292					$254,094,190

13.	DEFERRED CHARGES, NET

	Year Ended December 31, 2007
		Effect of
		Inclusion of
	Balance,	Newly					Effect of	Balance,
	Beginning of	Consolidated					Exchange	Ending of
	Year	Subsidiaries	Additions	Amortization	Disposal	Reclassification	Rate Changes	Year

Technology license fee	$4,132,174	$201,941	$3,515,908	$(1,739,949)	$—	$(296,423)	$5,497	$5,819,148
Software and system design costs	1,669,781	2,778	1,275,329	(929,920)	(321)	(569,648)	1,604	1,449,603
Others	134,960	29,779	311,827	(124,209)	(134)	296,423	6,204	654,850

Total	$5,936,915	$234,498	$5,103,064	$(2,794,078)	$(455)	$(569,648)	$13,305	$7,923,601

	Year Ended December 31, 2006
	Balance,				Effect of Exchange	Balance, Ending
	Beginning of Year	Additions	Amortization	Reclassification	Rate Changes	of Year

Technology license fee	$5,099,227	$402,001	$(1,365,685)	$—	$(3,369)	$4,132,174
Software and system design costs	1,737,384	1,012,741	(1,083,083)	1,139	1,600	1,669,781
Others	169,639	—	(37,113)	—	2,434	134,960

Total	$7,006,250	$1,414,742	$(2,485,881)	$1,139	$665	$5,936,915

14.	BONDS PAYABLE

	December 31
	2007	2006
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2007, 5.36% interest payable annually	$—	$4,500,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	12,500,000	15,000,000

	12,500,000	19,500,000

Current portion	—	(7,000,000)

	$12,500,000	$12,500,000

As of December 31, 2007, future principal repayments for the bonds payable were as follows:

Year of Repayment	Amount

2009	$8,000,000
2012	4,500,000

$12,500,000

15.	LONG-TERM BANK LOANS

	December 31
	2007	2006
Secured loans:
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 5.88% in 2007 and 5.91% in 2006	$648,941	$651,871
Repayable from August 2009 in 17 quarterly installments, annual interest at 2.91%-2.99%	630,000	—
Repayable from December 2007 in 8 semi-annual installments, annual interest at 2.39%-3.20%	456,750	—
Repayable from March 2007 in 12 quarterly installments, annual interest at 2.79%-3.16%	124,944	—
Repayable from May 2007 in 16 quarterly installments, annual interest at 2.48%-2.85%	54,641	—
Repayable from April 2005 in 16 quarterly installments, annual interest at 2.51%-2.85%	44,975	—
Repayable from February 2005 in 17 quarterly installments, annual interest at 2.65%-4.53%	40,670	—
Unsecured loans:
Science Park Administration (SPA) SOC loan, repayable from October 2003 in 20 quarterly installments, interest-free	2,088	4,873
SPA DSP loan, repayable from July 2002 in 20 quarterly installments, interest-free	—	1,352

	2,003,009	658,096
Current portion	(280,813)	(4,137)

	$1,722,196	$653,959

Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC-Shanghai as well as semi-annual and annual financial statements of Xintec must comply with certain financial covenants. As of December 31, 2007, TSMC-Shanghai and Xintec were in compliance with all such financial covenants.

As of December 31, 2007, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount

2008	$280,813
2009	302,090
2010	947,453
2011	220,653
2012 and thereafter	252,000

$2,003,009

16.	OTHER LONG-TERM PAYABLES

	December 31
	2007	2006

Payables for acquisition of property, plant and equipment (Note 28l)	$7,908,516	$7,431,371
Payables for royalties	5,174,644	1,889,788

	13,083,160	9,321,159
Current portion (classified under accrued expenses and other current liabilities)	(3,673,182)	(617,892)

	$9,409,978	$8,703,267

The payables for royalties were primarily attributable to several license arrangements that TSMC entered into for certain semiconductor-related patents.

As of December 31, 2007, future payments for other long-term payables were as follows:

Year of Payment	Amount

2008	$3,673,182
2009	582,027
2010	497,676
2011	421,759
2012 and thereafter	7,908,516

$13,083,160

17.	PENSION PLANS
The Labor Pension Act (the Act) became effective on July 1, 2005. The employees of TSMC, GUC, and Xintec who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined TSMC, GUC, Xintec and Mutual-Pak after July 1, 2005 can only be subject to the pension mechanism under the Act.

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts starting from July 1, 2005. Furthermore, TSMC-NA, TSMC-Shanghai, TSMC-Europe and TSMC Canada are required by local regulations to make contributions at certain percentages of the monthly basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$725,789 thousand and NT$679,919 thousand for the years ended December 31, 2007 and 2006, respectively.

TSMC, GUC and Xintec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. TSMC, GUC and Xintec contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the pension fund monitoring committees (the Committees) and deposited in the name of the Committees in the Bank of Taiwan (originally the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007).

Pension information on the defined benefit plans is summarized as follows:
a.	Components of net periodic pension cost for the year

	2007	2006

Service cost	$184,275	$178,460
Interest cost	156,391	164,168
Projected return on plan assets	(51,309)	(49,399)
Amortization	35,853	12,096

Net periodic pension cost	$325,210	$305,325

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2007 and 2006

	2007	2006

Benefit obligation
Vested benefit obligation	$120,146	$102,920
Nonvested benefit obligation	3,479,132	3,883,344

Accumulated benefit obligation	3,599,278	3,986,264
Additional benefits based on future salaries	2,444,451	2,969,830

Projected benefit obligation	6,043,729	6,956,094
Fair value of plan assets	(2,238,997)	(1,958,595)

Funded status	3,804,732	4,997,499
Unrecognized net transition obligation	(109,873)	(118,420)
Unrecognized net loss	(41,995)	(1,339,019)

Accrued pension cost	$3,652,864	$3,540,060

Vested benefit	$120,146	$106,645

c.	Actuarial assumptions at December 31, 2007 and 2006

Discount rate used in determining present values	2.75%-3.00%	2.25%-3.50%
Future salary increase rate	2.00%-3.00%	2.00%-3.00%
Expected rate of return on plan assets	2.50%-3.00%	2.50%

d.	Contributions to the Funds for the year	$209,423	$233,111

e.	Payments from the Funds for the year	$15,003	$7,407

18.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Years Ended December 31
	2007	2006

Income tax expense based on “income before income tax” at statutory rates	$30,829,431	$34,786,278
The effect of the following:
Tax-exempt income	(7,668,367)	(12,281,413)
Temporary and permanent differences	(150,946)	(2,817,104)
Cumulative effect of changes in accounting principles	—	(82,062)
Additional tax at 10% on unappropriated earnings	2,710,909	1,170,108
Investment tax credits used	(14,713,748)	(12,769,386)

Income tax currently payable	$11,007,279	$8,006,421

b.	Income tax expense consisted of the following:

Income tax currently payable	$11,007,279	$8,006,421
Other income tax adjustments	(240,779)	(328,152)
Net change in deferred income tax assets
Investment tax credits	5,122,450	3,914,757
Temporary differences	(800,374)	(2,181,558)
Net operating loss carryforwards	841,502	1,412,946
Valuation allowance	(4,220,452)	(3,050,703)

Income tax expense	$11,709,626	$7,773,711

c.	Net deferred income tax assets consisted of the following:

	December 31
	2007	2006
Current deferred income tax assets, net
Investment tax credits	$5,372,761	$7,870,800
Temporary differences	674,154	584,210
Valuation allowance	(474,581)	(441,018)

	$5,572,334	$8,013,992

Noncurrent deferred income tax assets, net
Investment tax credits	$9,885,452	$12,252,389
Temporary differences	(2,848,052)	(3,580,754)
Net operating loss carryforwards	3,963,123	4,816,846
Valuation allowance	(3,687,240)	(7,686,339)

	$7,313,283	$5,802,142

As of December 31, 2007, the net operating loss carryforwards were generated by WaferTech, TSMC Development and TSMC Technology and would expire on various dates through 2026.

d.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of December 31, 2007 and 2006 was NT$3,012,848 thousand and NT$828,612 thousand, respectively.

The estimated creditable ratio for distribution of TSMC’s earnings of 2007 and 2006 was 1.86% and 5.23%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2007, investment tax credits of TSMC, GUC, Xintec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$306,118	$—	2007
		3,202,103	24,335	2008
		6,044,032	14,328	2009
		6,625,081	6,625,081	2010
		3,703,939	3,703,939	2011

		$19,881,273	$10,367,683

Statute for Upgrading Industries	Research and development expenditures	$1,295,681	$—	2007
		2,599,538	6,600	2008
		1,546,606	1,078,326	2009
		1,887,404	1,887,404	2010
		1,749,252	1,749,252	2011

		$9,078,481	$4,721,582

Statute for Upgrading Industries	Personnel training expenditures	$16,379	$—	2007
		16,218	20	2008
		46,353	46,353	2009
		42,271	42,271	2010
		500	500	2011

		$121,721	$89,144

Statute for Upgrading Industries	Investments in important technology-based enterprises	$79,804	$79,804	2010

g.	The profits generated from the following projects of TSMC, GUC and Xintec are exempt from income tax for a four- or five-year period:

Tax-Exemption Period

Construction of Fab 12 — Module A	2004 to 2007
Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 14 — Module B	2007 to 2011
2003 plant expansion of GUC	2007 to 2011
2003 plant expansion of Xintec	2007 to 2011
h.	The tax authorities have examined income tax returns of TSMC through 2004.
19.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2007
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$11,990,153	$7,562,966	$19,553,119
Labor and health insurance	685,922	416,131	1,102,053
Pension	646,999	404,128	1,051,127
Meal	463,453	180,474	643,927
Welfare	249,133	266,412	515,545
Others	176,192	226,747	402,939

	$14,211,852	$9,056,858	$23,268,710

Depreciation	$73,070,781	$4,100,533	$77,171,314

Amortization	$1,849,917	$943,064	$2,792,981

	Year Ended December 31, 2006
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$11,713,445	$6,692,437	$18,405,882
Labor and health insurance	714,170	404,845	1,119,015
Pension	627,731	369,398	997,129
Meal	460,980	173,185	634,165
Welfare	236,022	211,272	447,294
Others	226,032	217,045	443,077

	$13,978,380	$8,068,182	$22,046,562

Depreciation	$67,685,744	$3,539,472	$71,225,216

Amortization	$1,436,908	$1,035,482	$2,472,390

20.	SHAREHOLDERS’ EQUITY
As of December 31, 2007, 1,132,867 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,664,337 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital.

Capital surplus consisted of the following:

	December 31
	2007	2006

From merger	$24,003,546	$24,003,546
Additional paid-in capital	19,526,492	19,974,431
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	490,950	389,188
From long-term investments	351,215	379,854
Donations	55	55

	$53,732,682	$54,107,498

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial assets, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2006 and 2005 had been approved in TSMC’s shareholders’ meetings held on May 7, 2007 and May 16, 2006, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2006	Year 2005	Year 2006	Year 2005

Legal capital reserve	$12,700,973	$9,357,503
Special capital reserve	(11,192)	(1,585,685)
Bonus to employees — in cash	4,572,798	3,432,129
Bonus to employees — in stock	4,572,798	3,432,129
Cash dividends to shareholders	77,489,064	61,825,061	$3.00	$2.50
Stock dividends to shareholders	516,594	3,709,504	0.02	0.15
Bonus to directors and supervisors	285,800	257,410

	$100,126,835	$80,428,051

The shareholders’ meeting held on May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$774,891 thousand.

The amounts of the appropriations of earnings for 2006 and 2005 were consistent with the resolutions of the meetings of the Board of Directors held on February 6, 2007 and February 14, 2006, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2006 and 2005, the basic earnings per share (after income tax) for the years ended December 31, 2006 and 2005 shown in the respective financial statements would have decreased from NT$4.93 to NT$4.56 and NT$3.79 to NT$3.50, respectively. The shares distributed as a bonus to employees represented 1.77 % and 1.39% of TSMC’s total outstanding common shares as of December 31, 2006 and 2005, respectively.

As of January 10, 2008, the Board of Directors had not resolved the appropriation for earnings of 2007.

The information about the appropriations of bonus to employees, directors and supervisors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

21.	STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans, under the TSMC 2004 Plan, TSMC 2003 Plan, and TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently cancelled had expired as of December 31, 2007.

Information about TSMC’s outstanding options for the years ended December 31, 2007 and 2006 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)

Year ended December 31, 2007

Balance, beginning of year	52,814	$37.9
Options granted	1,094	37.9
Options exercised	(10,988)	39.8
Options cancelled	(1,045)	45.9

Balance, end of year	41,875	37.4

Year ended December 31, 2006

Balance, beginning of year	67,758	$39.4
Options granted	2,758	40.1
Options exercised	(14,550)	40.1
Options cancelled	(3,152)	43.7

Balance, end of year	52,814	39.6

The number of outstanding options and exercise prices have been adjusted to reflect the appropriations of earnings in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of December 31, 2007, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$25.9— $36.4	28,527	5.16	$33.1	28,528	$33.1
38.9— 51.3	13,348	6.89	46.6	6,838	46.4

	41,875		37.4	35,366	35.6

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2007 Plan, GUC 2006 Plan, and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006, and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option Plans are valid for six years. Options of all three Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about GUC’s outstanding options for the years ended December 31, 2007 and 2006 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Prices (NT$)
Year ended December 31, 2007

Balance, beginning of year	7,342	$14.0
Options granted	2,053	183.6
Options exercised	(1,563)	10.2
Options cancelled	(234)	13.5

Balance, end of year	7,598	60.3

Year ended December 31, 2006

Balance, beginning of year	7,132	$10.7
Options granted	3,689	19.5
Options exercised	(2,862)	10.5
Options cancelled	(617)	12.1

Balance, end of year	7,342	14.0

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by GUC in accordance with the plans. The options granted shown above included options resulting from the aforementioned adjustment and options newly granted in accordance with the plans.

As of December 31, 2007, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of		Remaining	Exercise		Exercise
Exercise	Number of	Contractual	Price	Number of	Price
Price (NT$)	Options	Life (Years)	(NT$)	Options	(NT$)

$9.6—$10.5	2,247	0.58—3.75	$10.0	850	$10.2
17.7	3,418	3.67	17.7	—	—
194.0	1,933	6.00	194.0	—	—

	7,598		60.3	850	10.2

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercisable. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding options for the year ended December 31, 2007 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)
Year ended December 31, 2007

Balance, beginning of year	4,968	$13.0
Options granted	5,555	17.3
Options cancelled	(881)	14.1

Balance, end of year	9,642	15.1

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

As of December 31, 2007, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$12.7—$20.0	9,642	8.75-9.96	$15.1	—	$—

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2007 and 2006. Had the Company used the fair value based method to evaluate the options granted after January 1, 2004 using the Black-Scholes model, the assumptions and pro forma results of the Company would have been as follows:

		2007	2006
Assumptions:
TSMC	Expected dividend yield	1.00%—3.44%	1.00%—3.44%
	Expected volatility	43.77%—46.15%	43.77%—46.15%
	Risk free interest rate	3.07%—3.85%	3.07%—3.85%
	Expected life	5 years	5 years

GUC	Expected dividend yield	0.00%—0.60%	—
	Expected volatility	22.65%—45.47%	22.65%—41.74%
	Risk free interest rate	2.12%—2.56%	2.23%—2.56%
	Expected life	3—6 years	3—6 years

Xintec	Expected dividend yield	0.80%	—
	Expected volatility	31.79%—47.42%	—
	Risk free interest rate	1.88%—2.45%	—
	Expected life	3 years	—

Net income attributable to shareholders of the parent:
As reported		$109,177,093	$127,009,731
Pro forma		109,089,016	126,887,247

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported		$4.14	$4.82
Pro forma basic EPS		4.14	4.81
Diluted EPS as reported		4.14	4.81
Pro forma diluted EPS		4.14	4.81
22.	TREASURY STOCK
(Shares in Thousands)

	Beginning		Stock	Ending
	Shares	Addition	Dividends	Shares
Year ended December 31, 2007

Parent company stock held by subsidiaries	33,926	—	170	34,096
Repurchase under share buyback plan	—	800,000	—	800,000

	33,926	800,000	170	834,096

Year ended December 31, 2006

Parent company stock held by subsidiaries	32,938	—	988	33,926

As of December 31, 2007 and 2006, the book value of the treasury stock was NT$49,385,032 thousand and NT$918,075 thousand, respectively; the market value was NT$51,713,947 thousand and NT$2,290,026 thousand, respectively. The Company’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

TSMC held a meeting of the Board of Directors and approved a share buyback plan to repurchase TSMC’s common shares up to 800,000 shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. As of December 31, 2007, TSMC had repurchased 800,000 thousand common shares for a total cost of NT$48,466,957 thousand. All the treasury stock repurchased will be retired in 2008.

23.	EARNINGS PER SHARE

	Years Ended December 31
	2007		2006
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
Basic EPS (NT$)
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$4.59	$4.14	$5.05	$4.76
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	—	—	0.06	0.06

Income attributable to shareholders of the parent	$4.59	$4.14	$5.11	$4.82

Diluted EPS (NT$)
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$4.58	$4.14	$5.04	$4.75
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	—	—	0.06	0.06

Income attributable to shareholders of the parent	$4.58	$4.14	$5.10	$4.81

Consolidated EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Year ended December 31, 2007

Basic EPS
Income attributable to shareholders of the parent	$120,890,678	$109,177,093	26,346,582	$4.59	$4.14

Effect of dilutive potential common stock — stock options	—	—	21,668

Diluted EPS
Income attributable to shareholders of the parent (including effect of dilutive potential common stock)	$120,890,678	$109,177,093	26,368,250	$4.58	$4.14

Year ended December 31, 2006

Basic EPS
Income attributable to shareholders of the parent	$134,698,725	$127,009,731	26,374,757	$5.11	$4.82

Effect of dilutive potential common stock — stock options	—	—	24,101

Diluted EPS
Income attributable to shareholders of the parent (including effect of dilutive potential common stock)	$134,698,725	$127,009,731	26,398,858	$5.10	$4.81

24.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2007		2006
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$1,632,387	$1,632,387	$1,206,854	$1,206,854
Available-for-sale financial assets	68,089,059	68,089,059	74,172,343	74,172,343
Held-to-maturity financial assets	20,224,672	20,192,188	37,484,318	37,375,517

Liabilities

Financial liabilities at fair value through profit or loss	249,313	249,313	10,864	10,864
Bonds payable (including current portion)	12,500,000	12,669,987	19,500,000	19,817,149
Long-term bank loans (including current portion)	2,003,009	2,003,009	658,096	658,096
Other long-term payables (including current portion)	13,083,160	13,083,160	10,413,125	10,413,125
Obligations under capital leases	652,296	652,296	612,941	612,941
b.	Methods and assumptions used in estimating fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets other than derivatives and structured time deposits were based on their quoted market prices.

3)	Fair values of derivatives and structured time deposits were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.
c.	The changes in fair value during the years ended December 31, 2007 and 2006 of financial assets/liabilities at fair value through profit or loss, including derivatives estimated using valuation techniques and publicly-traded stocks, were recognized as losses of NT$240,847 thousand and gains of NT$33,737 thousand, respectively.

d.	As of December 31, 2007 and 2006, financial assets exposed to fair value interest rate risk were NT$87,450,676 thousand and NT$111,492,332 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$249,313 thousand and NT$10,864 thousand, respectively. As of December 31, 2006, financial assets exposed to cash flow interest rate risk were NT$7,171,120 thousand.

e.	Movements of the unrealized gain/loss on financial instruments for the years ended December 31, 2007 and 2006 were as follows:

	Year Ended December 31, 2007
		Equity in
		Valuation
	Valuation	Gain on
	Gain on	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held
	Assets	by Investees	Total

Balance, beginning of year	$386,017	$175,598	$561,615
Recognized directly in shareholders’ equity	849,823	(122,439)	727,384
Removed from shareholders’ equity and recognized in earnings	(608,002)	—	(608,002)

Balance, end of year	$627,838	$53,159	$680,997

	Year Ended December 31, 2006
		Equity in
		Valuation
	Valuation	Gain on
	Gain on	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held
	Assets	by Investees	Total

Balance, beginning of year	$302,376	$—	$302,376
Recognized directly in shareholders’ equity	174,212	175,598	349,810
Removed from shareholders’ equity and recognized in earnings	(90,571)	—	(90,571)

Balance, end of year	$386,017	$175,598	$561,615

f.	Information about financial risk
1)	Market risk. The publicly-traded stocks categorized as financial assets at fair value through profit or loss are exposed to market price fluctuations. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
25.	RELATED PARTY TRANSACTIONS
Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Philips, one of the major shareholders of TSMC, which has become a non-related party since March, 2007.

b.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

c.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method by TSMC

d.	Others: Related parties over which the Company exercises significant influence but with which the Company had no material transactions

	2007		2006
	Amount	%	Amount	%
For the year

Sales
VisEra	$739,879	—	$99,367	—
VIS	59,163	—	14,454	—
SSMC	2,928	—	6,514	—
Philips	—	—	4,024,990	1
Others	—	—	42,008	—

	$801,970	—	$4,187,333	1

Purchases
SSMC	$5,468,410	3	$6,820,632	4
VIS	4,208,207	2	3,919,566	3
VisEra	594	—	—	—

	$9,677,211	5	$10,740,198	7

Manufacturing expenses — technical assistance fees
VisEra	$63,933	—	$—	—
VIS	366	—	—	—
Philips	—	—	755,904	—

	$64,299	—	$755,904	—

	2007		2006
	Amount	%	Amount	%
Research and development expenses VisEra	$43,056	—	$—	—

Non-operating income and gains
VIS (primarily technical service income; see Note 28h)	$346,260	3	$261,245	3
VisEra	321,819	3	246,242	2
SSMC (primarily technical service income; see Note 28e)	290,586	2	314,953	3

	$958,665	8	$822,440	8

As of December 31

Receivables
VisEra	$10,885	100	$1,033	—
Philips	—	—	250,919	99
Others	—	—	387	1

	$10,885	100	$252,339	100

Other receivables
VIS	$118,749	49	$121,911	47
SSMC	84,778	35	69,568	27
VisEra	40,093	16	58,989	23
Others	—	—	6,395	3

	$243,620	100	$256,863	100

Payables
VIS	$839,624	56	$719,832	38
SSMC	655,029	44	459,305	25
VisEra	8,723	—	—	—
Philips	—	—	688,591	37

	$1,503,376	100	$1,867,728	100

Other long-term payables
Philips (see Note 28a)	$—	—	$403,375	100

Deferred credits
VisEra	$62,175	1	$124,350	11

The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.

TSMC deferred the gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.

TSMC leased certain buildings and facilities to VisEra. The related rental income was classified under non-operating income. The lease terms and prices were determined in accordance with mutual agreements.

26.	PLEDGED OR MORTGAGED ASSETS
The Company provided certain assets as collateral mainly for long-term bank loans and land lease agreements, which were as follows:

	December 31
	2007	2006

Other financial assets	$48,929	$52,858
Property, plant and equipment, net	5,733,263	4,293,595

	$5,782,192	$4,346,453

27.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land and office premises from the SPA and Jhongli Industrial Park Service Center. These operating leases expire on various dates from March 2008 to December 2027 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain equipment located in the United States, Japan, Shanghai and Taiwan. These operating leases expire between 2008 and 2016 and can be renewed upon expiration.

As of December 31, 2007, future lease payments were as follows:

Year	Amount

2008	$556,943
2009	544,866
2010	458,770
2011	319,274
2012 and thereafter	2,582,888

$4,462,741

28.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of December 31, 2007, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, TSMC and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between TSMC and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, TSMC will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of TSMC’s annual net sales. TSMC and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. TSMC also obtained through Philips (now NXP B.V.) a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002 and on January 1, 2007.

c.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2007, TSMC had a total of US$68,391 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, TSMC will be relieved of any further obligation to transfer any additional technology. In addition, TSMC granted National an option to request prior to January 2008 the transfer of certain technologies under the same terms and conditions as the terminated TTA. National did not make such request by the deadline, therefore the option has expired in January 2008.

g.	In December 2003, TSMC entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. TSMC will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

i.	Effective January 1, 2006, The Company entered into the Joint Technology Cooperation Agreement with Philips (now NXP B.V.), Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 45-nm and beyond advanced CMOS Logic and e-DRAM technologies. The Company will contribute process technologies and share a portion of the costs associated with this joint development project. This agreement was to expire on December 31, 2008, but the Company has ended its participation in the project. For the Company, this agreement will terminate as of January 26, 2008.

j.	TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC-North America and WaferTech patents and misappropriated TSMC, TSMC-North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC-North America and WaferTech’s claims. As of December 31, 2007, SMIC had paid US$90 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC-North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC-North America and WaferTech in the same court, alleging TSMC, TSMC-North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC-North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC-North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC-North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC-North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC-North America and WaferTech. The result of the above-mentioned litigation cannot be determined at this time.

k.	In April 2004, UniRAM Technology, Inc. filed an action with the US District Court in the Northern District of California against TSMC and TSMC North America, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. A jury in the District Court made a verdict in September 2007, awarding US$30.5 million to the plaintiff. TSMC intends to pursue remedies against this verdict.

l.	TSMC-Shanghai entered into an agreement with a certain foreign company. In accordance with the agreement, TSMC-Shanghai is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC-Shanghai is obligated to compensate the counterparty for the loss incurred.

m.	Amounts available under unused letters of credit as of December 31, 2007 were NT$36,589 thousand.

29.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for TSMC and its investees:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 6 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 8 attached.
30.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information
The Company is engaged mainly in the manufacturing, selling, packaging and testing of integrated circuits. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Geographic information:

	North America		Adjustments
	and Others	Taiwan	and Elimination	Consolidated
2007

Sales to other than consolidated entities	$193,066,238	$129,564,358	$—	$322,630,596
Sales among consolidated entities	18,084,068	194,035,526	(212,119,594)	—

Total sales	$211,150,306	$323,599,884	$(212,119,594)	$322,630,596

Gross profit	$3,895,144	$139,227,508	$(772,441)	$142,350,211

Operating expenses				(30,628,304)
Non-operating income and gains				11,933,803
Non-operating expenses and losses				(2,013,684)

Income before income tax				$121,642,026

Identifiable assets	$145,483,411	$439,675,938	$(50,755,448)	$534,403,901

Long-term investments				36,461,325

Total assets				$570,865,226

2006

Sales to other than consolidated entities	$191,511,929	$125,895,242	$—	$317,407,171
Sales among consolidated entities	18,998,614	191,345,140	(210,343,754)	—

Total sales	$210,510,543	$317,240,382	$(210,343,754)	$317,407,171

Gross profit	$5,641,405	$150,498,038	$(329,353)	$155,810,090

Operating expenses				(28,545,396)
Non-operating income and gains				9,705,592
Non-operating expenses and losses				(3,608,078)

Income before income tax				$133,362,208

Identifiable assets	$133,341,631	$441,339,388	$(41,091,011)	$533,590,008

Long-term investments				53,895,151

Total assets				$587,485,159

c.	Export sales

	Years Ended December 31
Area	2007	2006

Asia	$40,609,413	$62,434,071
Europe and others	34,518,668	23,764,877

	$75,128,081	$86,198,948

The export sales information is based on the amounts billed to customers within the areas.
d.	Major customers representing at least 10% of gross sales

	Years Ended December 31
	2007		2006
	Amount	%	Amount	%

Customer A	$37,731,028	11	$33,950,441	11

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
DECEMBER 31, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				December 31, 2007
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership	(US$ in Thousands)	Note

The Company	Open—end mutual funds
	NITC Bond Fund	—	Available-for-sale financial assets	12,239	$2,045,935	N/A	$2,045,935
	Fuh Hwa Bond	—	²	132,997	1,801,674	N/A	1,801,674
	NITC Taiwan Bond	—	²	103,016	1,474,856	N/A	1,474,856
	ING Taiwan Bond Fund	—	²	85,581	1,310,030	N/A	1,310,030
	Prudential Financial Bond Fund	—	²	83,306	1,236,728	N/A	1,236,728
	President James Bond	—	²	77,128	1,208,799	N/A	1,208,799
	JF Taiwan Bond Fund	—	²	59,049	915,252	N/A	915,252
	ING Taiwan Income Fund	—	²	54,621	878,682	N/A	878,682
	Taishin Lucky Fund	—	²	68,945	718,556	N/A	718,556
	AIG Taiwan Bond Fund	—	²	54,469	705,033	N/A	705,033
	Cathay Bond Fund	—	²	60,126	703,824	N/A	703,824
	Dresdner Bond DAM Fund	—	²	54,319	639,542	N/A	639,542
	JF First Bond Fund	—	²	35,324	504,206	N/A	504,206
	HSBC Taiwan Money Management Fund	—	²	27,416	413,504	N/A	413,504
	INVESCO Bond Fund	—	²	27,176	410,054	N/A	410,054

	Government bond
	2003 Government Bond Series B	—	Available-for-sale financial assets	—	2,349,163	N/A	2,349,163
	2004 Government Bond Series B	—	²	—	1,197,121	N/A	1,197,121
	2006 Government Bond Series D	—	²	—	399,733	N/A	399,733
	2004 Government Bond Series G	—	²	—	200,065	N/A	200,065
	2006 Government Bond Series D	—	Held-to-maturity financial assets	—	3,651,840	N/A	3,647,566
	2003 Government Bond Series B	—	²	—	1,647,947	N/A	1,647,413
	2003 Asian Development Bank Govt. Bond	—	²	—	855,088	N/A	875,103
	2003 Government Bond Series F	—	²	—	799,049	N/A	797,744
	2003 Government Bond Series H	—	²	—	400,709	N/A	399,825
	European Investment Bank Bonds	—	²	—	379,829	N/A	400,000
	2003 European Bank for Reconstruction and Development Govt. Bond Series A	—	²	—	89,963	N/A	90,000

	Corporate bond
	Hua Nan Bank	—	Available-for-sale financial assets	—	1,573,338	N/A	1,573,338
	Cathay Bank	—	²	—	1,180,440	N/A	1,180,440
	Taiwan Power Company	—	²	—	899,200	N/A	899,200
	Formosa Petrochemical Corporation	—	²	—	399,264	N/A	399,264
	Formosa Petrochemical Corporation	—	Held-to-maturity financial assets	—	3,581,667	N/A	3,547,308
	Taiwan Power Company	—	²	—	2,630,064	N/A	2,629,939
	Nan Ya Plastics Corporation	—	²	—	1,804,346	N/A	1,796,764
	CPC Corporation, Taiwan	—	²	—	1,200,318	N/A	1,199,461
	China Steel Corporation	—	²	—	1,000,000	N/A	987,430
	Formosa Plastic Corporation	—	²	—	391,134	N/A	391,011
	Shanghai commercial & Saving Bank	—	²	—	292,718	N/A	292,648
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note

	Stocks
	TSMC Global	Subsidiary	Investment accounted for using equity method	1		$44,204,188	100		$44,204,188
	TSMC International	Subsidiary	²	987,968		27,688,565	100		27,688,565
	VIS	Investee accounted for using equity method	²	616,240		11,024,568	36		14,974,643
	SSMC	Investee accounted for using equity method	²	463		9,092,741	39		8,123,596
	TSMC Partners	Subsidiary	²	300		4,734,180	100		4,734,180
	TSMC—North America	Subsidiary	²	11,000		2,255,647	100		2,255,647
	Xintec	Investee with a controlling financial interest	²	91,703		1,501,521	43		1,419,627
	GUC	Investee with a controlling financial interest	²	42,572		823,552	37		9,344,632
	TSMC—Japan	Subsidiary	²	6		104,929	100		104,929
	TSMC—Europe	Subsidiary	²	—		88,702	100		88,702
	TSMC—Korea	Subsidiary	²	80		16,436	100		16,436
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		305,599
	Shin—Etsu Handotai Taiwan Co., Ltd.	—	²	10,500		105,000	7		321,254
	W.K. Technology Fund IV	—	²	4,000		40,000	2		52,690
	Hontung Venture Capital Co., Ltd.	—	²	2,633		26,329	10		20,536

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		312,949	12		312,949
	Crimson Asia Capital	—	²	—		70,298	1		70,298

	Capital
	TSMC—Shanghai	Subsidiary	Investment accounted for using equity method	—		8,622,715	100		8,621,163
	VTAF II	Subsidiary	²	—		1,170,841	98		1,166,386
	VTAF III	Subsidiary	²	—		906,536	98		896,703
	Emerging Alliance	Subsidiary	²	—		467,873	99		467,873
	Chi Cheng	Subsidiary	²	—		173,429	36		631,993	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	Hsin Ruey	Subsidiary	²	—		171,658	36		631,169	Treasury stock of NT$459,511 thousand is deducted from the carrying value

Chi Cherng	Stocks
	TSMC	Parent Company	Available-for-sale financial assets	17,032		1,055,984	—		1,055,984
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	5,082		109,815	—		123,491

Hsin Ruey	Stocks
	TSMC	Parent Company	Available-for-sale financial assets	17,064		1,057,963	—		1,057,963
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	3,748		85,718	—		91,067

TSMC International	Stocks
	InveStar	Subsidiary	Investments accounted for using equity method	8,721	US$	42,038	97	US$	42,038
	InveStar II	Subsidiary	²	43,048	US$	57,594	97	US$	57,594
	TSMC Development	Subsidiary	²	1	US$	674,084	100	US$	674,084
	TSMC Technology	Subsidiary	²	1	US$	6,592	100	US$	6,592
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note

TSMC Development	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	—	US$	227,469	100	US$	227,469

TSMC Partners	Common stock
	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$	67,948	49	US$	67,948
	TSMC Canada	Subsidiary	²	2,300	US$	2,877	100	US$	2,877

Emerging Alliance	Common stock
	Pixim, Inc.	—	Financial assets carried at cost	1,036	US$	275	—	US$	275
	RichWave Technology Corp.	—	²	4,247	US$	1,648	13	US$	1,648
	Global Investment Holding Inc.	—	²	10,800		$100,000	6		$100,000

	Preferred stock
	Audience, Inc.	—	Financial assets carried cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	²	1,000	US$	1,000	1	US$	1,000
	Miradia, Inc.	—	²	3,040	US$	1,000	3	US$	1,000
	Mobilygen	—	²	1,415	US$	750	1	US$	750
	Mosaic Systems, Inc.	—	²	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	²	800	US$	500	4	US$	500
	Optichron, Inc.	—	²	714	US$	1,000	3	US$	1,000
	Optimal Corporation	—	²	—	US$	229	—	US$	229
	Pixim, Inc.	—	²	3,606	US$	862	2	US$	862
	Teknovus, Inc.	—	²	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings	Subsidiary	Investments accounted for using equity method	—		—	10	—

VTAF II	Common stock
	Yobon	—	Financial assets carried at cost	1,875	US$	919	13	US$	919
	Sentelic	—	²	1,200	US$	2,040	15	US$	2,040
	Leadtrend	—	²	1,265	US$	660	5	US$	660
	RichWave Technology Corp.	—	²	1,043	US$	730	2	US$	730

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried cost	2,357	US$	1,768	11	US$	1,768
	Ageia Technologies, Inc.	—	²	2,030	US$	2,074	2	US$	2,074
	Aquantia Corporation	—	²	1,786	US$	2,273	5	US$	2,273
	Audience, Inc.	—	²	2,989	US$	814	2	US$	814
	Axiom Microdevices, Inc.	—	²	5,044	US$	2,088	4	US$	2,088
	Beceem Communications	—	²	650	US$	1,600	1	US$	1,600
	GemFire Corporation	—	²	600	US$	68	1	US$	68
	Impinj, Inc.	—	²	475	US$	1,000	—	US$	1,000
	Miradia, Inc.	—	²	3,416	US$	3,106	3	US$	3,106
	Mobilygen	—	²	569	US$	149	1	US$	149
	Next IO, Inc.	—	²	216	US$	182	—	US$	182
	Optichron, Inc.	—	²	1,050	US$	1,844	2	US$	1,844
	Pixim, Inc.	—	²	3,279	US$	641	2	US$	641
	Power Analog Microelectronics	—	²	3,039	US$	2,409	13	US$	2,409
	QST Holding, LLC	—	²	—	US$	145	3	US$	145
	Teknovus, Inc.	—	²	1,599	US$	454	—	US$	454
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note

	Tzero Technologies, Inc.	—	Financial assets carried cost	730	US$	1,500	2	US$	1,500
	Xceive	—	²	714	US$	1,000	2	US$	1,000

	Capital
	VentureTech Alliance Holdings	Subsidiary	Investments accounted for using equity method	—		—	10	—

VTAF III	Common stock
	Mutual-pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,672	51	US$	1,672

	Preferred stock
	Advasense Sensors, Inc.	—	²	1,929	US$	1,834	6	US$	1,834
	Auramicro, Inc.	—	²	2,500	US$	750	17	US$	750
	Exclara, Inc. (Formerly Synpitec, Inc.)	—	²	14,513	US$	2,412	19	US$	2,412
	M2000, Inc.	—	²	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	²	2,458	US$	4,000	6	US$	4,000
	Powervation, Ltd.	—	²	191	US$	2,930	19	US$	2,930
	Quellan, Inc	—	²	3,106	US$	3,500	6	US$	3,500
	Silicon Technical Services, LLC	—	²	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	²	1,698	US$	2,360	3	US$	2,360
	Validity Sensors, Inc.	—	²	6,424	US$	2,545	3	US$	2,545

	Convertible bond
	GTBF, Inc.	—	Financial assets carried at cost	—	US$	1,500	N/A	US$	1,500

	Capital
	VentureTech Alliance Holdings	Subsidiary	Investments accounted for using equity method	—		—	80	—

InveStar	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	1,352	US$	29,024	7	US$	29,024
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	13,812	9	US$	13,812
	Capella Microsystems (Taiwan), Inc	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	²	1,008	US$	494	1	US$	494
	NanoAmp Solutions, Inc.	—	²	541	US$	853	2	US$	853
	Sonics, Inc.	—	²	1,844	US$	3,530	2	US$	3,530

InveStar II	Common stock
	Monolithic Power Systems, Inc	—	Financial assets at fair value through profit or loss	864	US$	18,561	3	US$	18,561
	Rich Tek Technology Corp.	—	²	152	US$	1,371	—	US$	1,371
	Geo Vision, Inc.	—	²	6	US$	59	—	US$	59
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	11,594	7	US$	11,594
	Rich Tek Technology Corp.	—	²	261	US$	2,362	—	US$	2,362
	Geo Vision, Inc.	—	²	15	US$	135	—	US$	135
	eLCOS Microdisplay Technology, Ltd.	—	Financial assets carried at cost	270	US$	27	1	US$	27
	EoNEX Technologies, Inc.	—	²	55	US$	3,048	5	US$	3,048
	Sonics, Inc.	—	²	2,220	US$	32	—	US$	32
	Epic Communication, Inc.	—	²	191	US$	37	1	US$	37
	EON Technology, Corp.	—	²	4,243	US$	1,175	6	US$	1,175
	Goyatek Technology, Corp.	—	²	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	²	1,000	US$	574	4	US$	574
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note

	Capella Microsystems (Taiwan), Inc	—	Financial assets carried at cost	534	US$	210	2	US$	210
	Ralink Technology (Taiwan), Inc.	—	²	2,383	US$	791	3	US$	791
	Auden Technology MFG. Co., Ltd	—	²	1,049	US$	223	4	US$	223

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	6,128	US$	2,950	15	US$	2,950
	eLCOS Microdisplay Technology, Ltd.	—	²	3,500	US$	3,500	8	US$	3,500
	FangTek, Inc.	—	²	6,931	US$	3,250	16	US$	3,250
	Kilopass Technology, Inc.	—	²	3,887	US$	2,000	6	US$	2,000
	NanoAmp Solutions, Inc.	—	²	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	²	2,115	US$	3,082	6	US$	3,082

Tsmc Global	Agency bonds
	Fed Hm Ln Pc Pool 1b1225	—	Available-for-sale financial assets	—	US$	139	N/A	US$	139
	Fed Hm Ln Pc Pool 1b2566	—	²	—	US$	157	N/A	US$	157
	Fed Hm Ln Pc Pool 1b2632	—	²	—	US$	178	N/A	US$	178
	Fed Hm Ln Pc Pool 1b2642	—	²	—	US$	234	N/A	US$	234
	Fed Hm Ln Pc Pool 1b2776	—	²	—	US$	340	N/A	US$	340
	Fed Hm Ln Pc Pool 1b2792	—	²	—	US$	223	N/A	US$	223
	Fed Hm Ln Pc Pool 1b2810	—	²	—	US$	296	N/A	US$	296
	Fed Hm Ln Pc Pool 1b7453	—	²	—	US$	2,805	N/A	US$	2,805
	Fed Hm Ln Pc Pool 1g0038	—	²	—	US$	296	N/A	US$	296
	Fed Hm Ln Pc Pool 1g0053	—	²	—	US$	367	N/A	US$	367
	Fed Hm Ln Pc Pool 1g0104	—	²	—	US$	142	N/A	US$	142
	Fed Hm Ln Pc Pool 1g1282	—	²	—	US$	4,077	N/A	US$	4,077
	Fed Hm Ln Pc Pool 1g1411	—	²	—	US$	3,618	N/A	US$	3,618
	Fed Hm Ln Pc Pool 1h2520	—	²	—	US$	2,669	N/A	US$	2,669
	Fed Hm Ln Pc Pool 1h2524	—	²	—	US$	1,970	N/A	US$	1,970
	Fed Hm Ln Pc Pool 780870	—	²	—	US$	721	N/A	US$	721
	Fed Hm Ln Pc Pool 781959	—	²	—	US$	3,834	N/A	US$	3,834
	Fed Hm Ln Pc Pool 782785	—	²	—	US$	254	N/A	US$	254
	Fed Hm Ln Pc Pool 782837	—	²	—	US$	494	N/A	US$	494
	Fed Hm Ln Pc Pool 782968	—	²	—	US$	1,147	N/A	US$	1,147
	Fed Hm Ln Pc Pool 783022	—	²	—	US$	536	N/A	US$	536
	Fed Hm Ln Pc Pool 783026	—	²	—	US$	303	N/A	US$	303
	Fed Hm Ln Pc Pool B19205	—	²	—	US$	7,103	N/A	US$	7,103
	Fed Hm Ln Pc Pool E89857	—	²	—	US$	1,347	N/A	US$	1,347
	Fed Hm Ln Pc Pool G11295	—	²	—	US$	1,126	N/A	US$	1,126
	Fed Hm Ln Pc Pool M80855	—	²	—	US$	2,942	N/A	US$	2,942
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,784	N/A	US$	1,784
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,832	N/A	US$	1,832
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,360	N/A	US$	2,360
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,742	N/A	US$	2,742
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,178	N/A	US$	2,178
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,665	N/A	US$	3,665
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,136	N/A	US$	2,136
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,275	N/A	US$	3,275
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,044	N/A	US$	3,044
	Federal National Mort Assoc	—	²	—	US$	2,844	N/A	US$	2,844
	Federal Natl Mtg Assn	—	²	—	US$	2,059	N/A	US$	2,059
	Federal Natl Mtg Assn	—	²	—	US$	2,194	N/A	US$	2,194
	Federal Natl Mtg Assn	—	²	—	US$	2,011	N/A	US$	2,011
	Federal Natl Mtg Assn	—	²	—	US$	3,567	N/A	US$	3,567
	Federal Natl Mtg Assn Gtd	—	²	—	US$	1,717	N/A	US$	1,717
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note

	Fnma Pool 255883	—	Available-for-sale financial assets	—	US$	3,126	N/A	US$	3,126
	Fnma Pool 555549	—	²	—	US$	1,385	N/A	US$	1,385
	Fnma Pool 555715	—	²	—	US$	171	N/A	US$	171
	Fnma Pool 632399	—	²	—	US$	390	N/A	US$	390
	Fnma Pool 662401	—	²	—	US$	560	N/A	US$	560
	Fnma Pool 667766	—	²	—	US$	1,310	N/A	US$	1,310
	Fnma Pool 680932	—	²	—	US$	1,110	N/A	US$	1,110
	Fnma Pool 681393	—	²	—	US$	2,388	N/A	US$	2,388
	Fnma Pool 685116	—	²	—	US$	599	N/A	US$	599
	Fnma Pool 691283	—	²	—	US$	3,442	N/A	US$	3,442
	Fnma Pool 694287	—	²	—	US$	20	N/A	US$	20
	Fnma Pool 703711	—	²	—	US$	467	N/A	US$	467
	Fnma Pool 725095	—	²	—	US$	1,023	N/A	US$	1,023
	Fnma Pool 730033	—	²	—	US$	169	N/A	US$	169
	Fnma Pool 740934	—	²	—	US$	1,110	N/A	US$	1,110
	Fnma Pool 742232	—	²	—	US$	23	N/A	US$	23
	Fnma Pool 750798	—	²	—	US$	22	N/A	US$	22
	Fnma Pool 773246	—	²	—	US$	229	N/A	US$	229
	Fnma Pool 790828	—	²	—	US$	2,009	N/A	US$	2,009
	Fnma Pool 793932	—	²	—	US$	438	N/A	US$	438
	Fnma Pool 794040	—	²	—	US$	608	N/A	US$	608
	Fnma Pool 795548	—	²	—	US$	234	N/A	US$	234
	Fnma Pool 799664	—	²	—	US$	94	N/A	US$	94
	Fnma Pool 799868	—	²	—	US$	32	N/A	US$	32
	Fnma Pool 804764	—	²	—	US$	396	N/A	US$	396
	Fnma Pool 804852	—	²	—	US$	330	N/A	US$	330
	Fnma Pool 804962	—	²	—	US$	388	N/A	US$	388
	Fnma Pool 805163	—	²	—	US$	408	N/A	US$	408
	Fnma Pool 806642	—	²	—	US$	777	N/A	US$	777
	Fnma Pool 806721	—	²	—	US$	635	N/A	US$	635
	Fnma Pool 814418	—	²	—	US$	343	N/A	US$	343
	Fnma Pool 815626	—	²	—	US$	2,301	N/A	US$	2,301
	Fnma Pool 819423	—	²	—	US$	538	N/A	US$	538
	Fnma Pool 821129	—	²	—	US$	512	N/A	US$	512
	Fnma Pool 888249	—	²	—	US$	60	N/A	US$	60
	Fnma Pool 888499	—	²	—	US$	2,438	N/A	US$	2,438
	Fnma Pool 888502	—	²	—	US$	236	N/A	US$	236
	Fnma Pool 888507	—	²	—	US$	911	N/A	US$	911
	Fnma Pool 888515	—	²	—	US$	1,730	N/A	US$	1,730
	Fnma Pool 888519	—	²	—	US$	123	N/A	US$	123
	Fnma Pool 888527	—	²	—	US$	69	N/A	US$	69
	Fnma Pool 888738	—	²	—	US$	4,935	N/A	US$	4,935
	Fnma Pool 888793	—	²	—	US$	5,697	N/A	US$	5,697
	Fnma Pool 900296	—	²	—	US$	3,276	N/A	US$	3,276
	Gnma Ii Pool 081150	—	²	—	US$	470	N/A	US$	470
	Gnma Ii Pool 081153	—	²	—	US$	1,423	N/A	US$	1,423
	Fed Home Ln Bank	—	²	—	US$	5,175	N/A	US$	5,175
	Federal Farm Cr Bks	—	²	—	US$	3,511	N/A	US$	3,511
	Federal Home Ln Bks	—	²	—	US$	8,977	N/A	US$	8,977
	Federal Home Ln Bks	—	²	—	US$	8,939	N/A	US$	8,939
	Federal Home Ln Bks	—	²	—	US$	4,965	N/A	US$	4,965
	Federal Home Ln Bks	—	²	—	US$	5,969	N/A	US$	5,969
	Federal Home Ln Bks	—	²	—	US$	4,980	N/A	US$	4,980
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note

	Federal Home Ln Bks	—	Available-for-sale financial assets	—	US$	19,023	N/A	US$	19,023
	Federal Home Ln Bks	—	²	—	US$	5,134	N/A	US$	5,134
	Federal Home Ln Mtg Disc Nts	—	²	—	US$	22,342	N/A	US$	22,342
	Federal Home Loan Bank	—	²	—	US$	4,621	N/A	US$	4,621
	Federal Home Loan Banks	—	²	—	US$	21,500	N/A	US$	21,500
	Federal Natl Mtg Assn	—	²	—	US$	5,169	N/A	US$	5,169
	Federal Natl Mtg Assn Medium	—	²	—	US$	3,512	N/A	US$	3,512
	Federal Natl Mtg Assn Mtn	—	²	—	US$	2,982	N/A	US$	2,982
	Federal Natl Mtg Assn Mtn	—	²	—	US$	3,171	N/A	US$	3,171
	Federal Natl Mtg Assn Mtn	—	²	—	US$	3,398	N/A	US$	3,398
	Federal Natl Mtg Assn Mtn	—	²	—	US$	3,066	N/A	US$	3,066
	Tennessee Valley Auth	—	²	—	US$	6,068	N/A	US$	6,068

	Corporate bonds
	Abbott Labs	—	Available-for-sale financial assets	—	US$	1,510	N/A	US$	1,510
	American Gen Fin Corp.	—	²	—	US$	3,139	N/A	US$	3,139
	American Gen Fin Corp. Mtn	—	²	—	US$	3,451	N/A	US$	3,451
	American Gen Fin Corp. Mtn	—	²	—	US$	1,962	N/A	US$	1,962
	American Honda Fin Corp. Mtn	—	²	—	US$	3,107	N/A	US$	3,107
	Ameritech Capital Funding Co.	—	²	—	US$	489	N/A	US$	489
	Amgen Inc.	—	²	—	US$	2,978	N/A	US$	2,978
	Anz Cap Tr I	—	²	—	US$	984	N/A	US$	984
	Atlantic Richfield Co.	—	²	—	US$	2,216	N/A	US$	2,216
	Axa Finl Inc.	—	²	—	US$	2,147	N/A	US$	2,147
	Beneficial Corp. Mtn Bk Entry	—	²	—	US$	2,274	N/A	US$	2,274
	Burlington Res Inc.	—	²	—	US$	3,653	N/A	US$	3,653
	Chase Manhattan Corp. New	—	²	—	US$	1,520	N/A	US$	1,520
	Chase Manhattan Corp. New	—	²	—	US$	2,099	N/A	US$	2,099
	Chase Manhattan Corp. New	—	²	—	US$	3,483	N/A	US$	3,483
	Cit Group Hldgs Inc.	—	²	—	US$	2,982	N/A	US$	2,982
	Cit Group Inc. New	—	²	—	US$	2,435	N/A	US$	2,435
	Consolidated Edison Inc.	—	²	—	US$	2,990	N/A	US$	2,990
	Credit Suisse First Boston Usa	—	²	—	US$	2,229	N/A	US$	2,229
	Deere John Cap Corp. Mtn Bk Ent	—	²	—	US$	2,215	N/A	US$	2,215
	Depfa Acs Bank	—	²	—	US$	20,402	N/A	US$	20,402
	Fleet Boston Corp.	—	²	—	US$	2,620	N/A	US$	2,620
	Ge Global Ins Hldg Corp.	—	²	—	US$	1,914	N/A	US$	1,914
	General Dynamics Corp.	—	²	—	US$	2,133	N/A	US$	2,133
	General Elec Cap Corp. Mtn	—	²	—	US$	3,978	N/A	US$	3,978
	General Elec Cap Corp. Mtn	—	²	—	US$	3,047	N/A	US$	3,047
	General Elec Cap Corp. Mtn	—	²	—	US$	2,118	N/A	US$	2,118
	General Re Corp.	—	²	—	US$	3,263	N/A	US$	3,263
	Genworth Finl Inc.	—	²	—	US$	3,279	N/A	US$	3,279
	Hancock John Global Fdg Ii Mtn	—	²	—	US$	5,111	N/A	US$	5,111
	Hancock John Global Fdg Mtn	—	²	—	US$	993	N/A	US$	993
	Hartford Finl Svcs Group Inc.	—	²	—	US$	1,336	N/A	US$	1,336
	Hbos Plc Medium Term Sr Nts	—	²	—	US$	3,001	N/A	US$	3,001
	Heller Finl Inc.	—	²	—	US$	1,950	N/A	US$	1,950
	Hewlett Packard Co.	—	²	—	US$	1,884	N/A	US$	1,884
	Household Fin Corp.	—	²	—	US$	2,950	N/A	US$	2,950
	Household Fin Corp.	—	²	—	US$	3,046	N/A	US$	3,046
	Ing Sec Life Instl Fdg	—	²	—	US$	2,582	N/A	US$	2,582
	International Business Machs	—	²	—	US$	3,555	N/A	US$	3,555
	Intl Lease Fin Corp. Mtn	—	²	—	US$	2,985	N/A	US$	2,985
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note

	JP Morgan Chase	—	Available-for-sale financial assets	—	US$	2,001	N/A	US$	2,001
	Keycorp Mtn Book Entry	—	²	—	US$	3,053	N/A	US$	3,053
	Lehman Brothers Hldgs Inc.	—	²	—	US$	1,643	N/A	US$	1,643
	Lehman Brothers Hldgs Inc.	—	²	—	US$	490	N/A	US$	490
	Lehman Brothers Hldgs Inc.	—	²	—	US$	989	N/A	US$	989
	Lehman Brothers Hldgs Inc.	—	²	—	US$	3,052	N/A	US$	3,052
	Lehman Brothers Hldgs Inc.	—	²	—	US$	1,060	N/A	US$	1,060
	Massmutual Global Fdg Ii Mtn	—	²	—	US$	3,737	N/A	US$	3,737
	Metropolitan Life Golbal Mtn	—	²	—	US$	3,366	N/A	US$	3,366
	Mgic Invt Corp.	—	²	—	US$	1,059	N/A	US$	1,059
	Mizuho Fin (Cayman)	—	²	—	US$	2,148	N/A	US$	2,148
	Monumental Global Fdg Ii	—	²	—	US$	1,494	N/A	US$	1,494
	Monunmetal Global Fdg Ii	—	²	—	US$	2,000	N/A	US$	2,000
	Mony Group Inc.	—	²	—	US$	2,137	N/A	US$	2,137
	Morgan Stanley	—	²	—	US$	5,531	N/A	US$	5,531
	Morgan Stanley	—	²	—	US$	1,951	N/A	US$	1,951
	National City Corp.	—	²	—	US$	3,488	N/A	US$	3,488
	Nationwide Life Global Fdg I	—	²	—	US$	3,631	N/A	US$	3,631
	Oracle Corp. / Ozark Hldg Inc.	—	²	—	US$	2,019	N/A	US$	2,019
	Pepsico Inc. Mtn Book Entry	—	²	—	US$	3,607	N/A	US$	3,607
	Praxair Inc.	—	²	—	US$	3,111	N/A	US$	3,111
	Premark Intl Inc.	—	²	—	US$	2,679	N/A	US$	2,679
	Pricoa Global Fdg I Mtn	—	²	—	US$	3,462	N/A	US$	3,462
	Principal Finl Group Australia	—	²	—	US$	1,008	N/A	US$	1,008
	Protective Life Secd Trs Mtn	—	²	—	US$	3,484	N/A	US$	3,484
	Sbc Communications Inc.	—	²	—	US$	3,372	N/A	US$	3,372
	Sbc Communications Inc.	—	²	—	US$	711	N/A	US$	711
	Simon Ppty Group LP	—	²	—	US$	2,513	N/A	US$	2,513
	Simon Ppty Group LP	—	²	—	US$	1,010	N/A	US$	1,010
	Sp Powerassests Ltd. Global	—	²	—	US$	993	N/A	US$	993
	Suntrust Bk Atlanta Ga Medium	—	²	—	US$	3,482	N/A	US$	3,482
	Unitedhealth Group Inc.	—	²	—	US$	1,408	N/A	US$	1,408
	Wachovia Corp. New	—	²	—	US$	3,168	N/A	US$	3,168
	Washington Post Co.	—	²	—	US$	3,018	N/A	US$	3,018
	Wells Fargo + Co. New Med Trm	—	²	—	US$	4,413	N/A	US$	4,413

	Corporate issued asset-backed securities
	Americredit Auto Rec Tr	—	Available-for-sale financial assets	—	US$	1,001	N/A	US$	1,001
	Americredit Automobile Rec Tr	—	²	—	US$	894	N/A	US$	894
	Americredit Automobile Receiva	—	²	—	US$	1,176	N/A	US$	1,176
	Atlantic City Elc Trns Fdgllc	—	²	—	US$	162	N/A	US$	162
	Banc Amer Coml Mtg Inc.	—	²	—	US$	4,591	N/A	US$	4,591
	Banc Amer Fdg 2006 I Tr	—	²	—	US$	3,762	N/A	US$	3,762
	Bear Stearns Adjustable Rate	—	²	—	US$	110	N/A	US$	110
	Bear Stearns Arm Tr	—	²	—	US$	3,081	N/A	US$	3,081
	Bear Stearns Arm Tr	—	²	—	US$	1,951	N/A	US$	1,951
	Bear Stearns Arm Tr	—	²	—	US$	247	N/A	US$	247
	Bear Stearns Coml Mtg Secs Inc.	—	²	—	US$	3,179	N/A	US$	3,179
	Bear Stearns Coml Mtg Secs Inc.	—	²	—	US$	5,099	N/A	US$	5,099
	Capital One Auto Fin Tr	—	²	—	US$	906	N/A	US$	906
	Capital One Auto Fin Tr	—	²	—	US$	3,685	N/A	US$	3,685
	Capital One Multi Asset Exec	—	²	—	US$	9,118	N/A	US$	9,118
	Capital One Multi Asset Execut	—	²	—	US$	3,991	N/A	US$	3,991
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note

	Capital One Multi Asset Execut	—	Available-for-sale financial assets	—	US$	2,995	N/A	US$	2,995
	Capital One Prime Auto Receiva	—	²	—	US$	3,498	N/A	US$	3,498
	Capitial One Prime Auto Receiv	—	²	—	US$	464	N/A	US$	464
	Cbass Tr	—	²	—	US$	1,297	N/A	US$	1,297
	Cendant Rent Car Fdg Aesop LLC.	—	²	—	US$	2,663	N/A	US$	2,663
	Chase Mtg Fin Tr	—	²	—	US$	887	N/A	US$	887
	Chase Mtg Fin Tr	—	²	—	US$	1,745	N/A	US$	1,745
	Chase Mtg Fin Tr	—	²	—	US$	2,605	N/A	US$	2,605
	Chase Mtge Finance Corp.	—	²	—	US$	1,678	N/A	US$	1,678
	Cit Equip Coll Tr	—	²	—	US$	4,033	N/A	US$	4,033
	Citicorp Mtg Secs	—	²	—	US$	261	N/A	US$	261
	Credit Suisse First Boston Mtg	—	²	—	US$	1,738	N/A	US$	1,738
	Credit Suisse First Boston Mtg	—	²	—	US$	6,842	N/A	US$	6,842
	Credit Suisse First Boston Mtg	—	²	—	US$	6,704	N/A	US$	6,704
	Daimlerchrysler Auto Tr	—	²	—	US$	4,337	N/A	US$	4,337
	Daimlerchrysler Auto Tr	—	²	—	US$	1,698	N/A	US$	1,698
	Deere John Owner Tr	—	²	—	US$	2,488	N/A	US$	2,488
	First Franklin Mtg Ln Tr	—	²	—	US$	1,659	N/A	US$	1,659
	First Horizon	—	²	—	US$	45	N/A	US$	45
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	2,595	N/A	US$	2,595
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	5,172	N/A	US$	5,172
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	2,186	N/A	US$	2,186
	Gs Mtg Secs Corp.	—	²	—	US$	1,709	N/A	US$	1,709
	Home Equity Mortgage Trust	—	²	—	US$	2,659	N/A	US$	2,659
	Home Equity Mtg Tr 2006 4	—	²	—	US$	970	N/A	US$	970
	Hyundai Auto Receivables Tr	—	²	—	US$	1,519	N/A	US$	1,519
	JP Morgan Mtg Tr	—	²	—	US$	888	N/A	US$	888
	JP Morgan Mtg Tr	—	²	—	US$	910	N/A	US$	910
	JP Morgan Mtg Tr	—	²	—	US$	863	N/A	US$	863
	Lb Ubs Coml Mtg Tr	—	²	—	US$	3,884	N/A	US$	3,884
	Nomura Asset Accep Corp.	—	²	—	US$	1,542	N/A	US$	1,542
	Residential Asset Mtg Prods	—	²	—	US$	2,200	N/A	US$	2,200
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	1,594	N/A	US$	1,594
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	3,454	N/A	US$	3,454
	Sequoia Mtg Tr	—	²	—	US$	265	N/A	US$	265
	Sequoia Mtg Tr	—	²	—	US$	340	N/A	US$	340
	Sequoia Mtg Tr	—	²	—	US$	433	N/A	US$	433
	Terwin Mtg Tr	—	²	—	US$	3,317	N/A	US$	3,317
	Tiaa Seasoned Coml Mtg Tr	—	²	—	US$	4,016	N/A	US$	4,016
	Usaa Auto Owner Tr	—	²	—	US$	4,998	N/A	US$	4,998
	Wamu Mtg	—	²	—	US$	3,242	N/A	US$	3,242
	Wamu Mtg Pass Through Ctfs	—	²	—	US$	166	N/A	US$	166
	Washington Mut Mtg Secs Corp.	—	²	—	US$	2,422	N/A	US$	2,422
	Wells Fargo Finl Auto Owner Tr	—	²	—	US$	4,956	N/A	US$	4,956
	Wells Fargo Mtg Backed Secs	—	²	—	US$	3,816	N/A	US$	3,816
	Wells Fargo Mtg Backed Secs	—	²	—	US$	3,865	N/A	US$	3,865
	Wells Fargo Mtg Backed Secs	—	²	—	US$	3,931	N/A	US$	3,931
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	3,029	N/A	US$	3,029
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	1,763	N/A	US$	1,763
	Whole Auto Ln Tr	—	²	—	US$	1,828	N/A	US$	1,828

	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	5,070	N/A	US$	5,070
	United States Treas Nts	—	²	—	US$	5,613	N/A	US$	5,613
(Continued)

				December 31, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note

	United States Treas Nts	—	Available-for-sale financial assets	—	US$	42,509	N/A	US$	42,509
	United States Treas Nts	—	²	—	US$	5,160	N/A	US$	5,160
	United States Treas Nts	—	²	—	US$	3,359	N/A	US$	3,359
	United States Treas Nts	—	²	—	US$	7,758	N/A	US$	7,758
	United States Treas Nts	—	²	—	US$	25,924	N/A	US$	25,924
	United States Treas Nts	—	²	—	US$	9,735	N/A	US$	9,735
	Wi Treasury Sec	—	²	—	US$	6,500	N/A	US$	6,500

	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	592,180	N/A	US$	592,180
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 30, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance
		Financial				Amount	Shares/Units	Amount		Amount	Carrying Value	Gain (Loss) or		Amount (US$
Company	Marketable Securities Type	Statement		Nature of	Shares/Units	(US$ in	(in Thousands)	(US$ in	Shares/Units	(US$ in	(US$ in	Disposal (US$	Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)	(Note 1)	Thousands)	(In Thousands)	Thousands)	Thousands)	in Thousands)	(In Thousands)	(Note 3)

The Company	Open-end mutual funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	22,219	$3,655,939	—	$—	9,980	$1,650,000	$1,621,826	$28,174	12,239	$2,045,935
	Fuh Hwa Bond	²	Fuh Hwa Investment Trust Co., Ltd	—	125,122	1,667,908	41,289	556,000	33,414	450,000	442,919	7,081	132,997	1,801,674
	NITC Taiwan Bond	²	National Investment Trust Co., Ltd.	—	93,312	1,314,669	23,884	340,000	14,180	200,000	197,557	2,443	103,016	1,474,856
	ING Taiwan Bond Fund	²	ING Securities Investment Trust Co., Ltd	—	175,156	2,639,459	85,581	1,300,000	175,156	2,656,012	2,604,862	51,150	85,581	1,310,030
	Prudential Financial Bond Fund	²	Prudential Financial Securities Investment Trust Enterprise	—	103,751	1,516,294	—	—	20,445	300,000	295,582	4,418	83,306	1,236,728
	President James Bond	²	Uni-President Assets Management Corp.	—	65,496	1,010,426	77,128	1,200,000	65,496	1,016,917	1,000,599	16,318	77,128	1,208,799
	JF Taiwan Bond Fund	²	JF Asset Management (Taiwan) Ltd.	—	85,145	1,299,088	32,507	500,000	58,603	900,000	883,347	16,653	59,049	915,252
	ING Taiwan Income Bond Fund	²	ING Securities Investment Trust Co., Ltd	—	63,947	1,012,377	—	—	9,326	150,000	145,851	4,149	54,621	878,682
	Taishin Lucky Fund	²	Taishin Investment Trust Co., Ltd	—	78,624	806,386	—	—	9,679	100,000	98,476	1,524	68,945	718,556
	AIG Taiwan Bond Fund	²	AIG Global Asset management Corporation (Taiwan) Ltd.	—	78,629	1,002,595	54,469	700,000	78,629	1,008,733	1,000,000	8,733	54,469	705,033
	Cathay Bond Fund	²	Cathay Securities Investment Trust Co., Ltd	—	109,720	1,265,092	60,126	700,000	109,720	1,271,995	1,251,264	20,731	60,126	703,824
	Dresdner Bond DAM Fund	²	Allianz Global Investors Taiwan Ltd.	—	95,553	1,107,206	17,082	200,000	58,316	680,000	668,136	11,864	54,319	639,542
	JF Taiwan First Bond Fund	²	JF Asset Management (Taiwan) Limited	—	66,826	939,082	42,360	600,000	73,862	1,044,083	1,026,603	17,480	35,324	504,206
	HSBC Taiwan Money Management	²	HSBC Asset Management (Taiwan) Ltd.	—	34,093	506,250	—	—	6,677	100,000	98,059	1,941	27,416	413,504
	ING Taiwan Select Bond Fund	²	ING Securities Investment Trust Co., Ltd	—	76,593	868,076	—	—	76,593	872,639	857,682	14,957	—	—
	Shinkong Chi-Shin Fund	²	Shinkong Investment Trust Co., Ltd	—	62,183	890,660	—	—	62,183	896,299	879,940	16,359	—	—
	TIIM High Yield Fund	²	Taiwan International Investment management	—	44,685	554,863	—	—	44,685	557,263	550,724	6,539	—	—
	JIH SUN Bond Fund	²	JIH SUN Securities Investment Trust Co., Ltd	—	88,165	1,202,901	—	—	88,165	1,209,618	1,200,000	9,618	—	—
	Mega Diamond Bond Fund	²	Mega Investment Trust Co., Ltd	—	139,333	1,602,947	94,744	1,100,000	234,077	2,721,023	2,700,000	21,023	—	—
	Polaris De-Bao Fund	²	Polaris Internationa Securities Investment Trust Co., Ltd	—	63,273	701,069	17,862	200,000	81,135	909,936	900,000	9,936	—	—

	Government bond
	2003 Government Bond Series B	Available-for-sale financial assets	Chung Shing Bills Finance Corp. and several financial institutions	—	—	998,288	—	1,348,634	—	—	—	—	—	2,349,163
	2004 Government Bond Series B	²	²	—	—	999,779	—	200,280	—	—	—	—	—	1,197,121
	2006 Government Bond Series D	²	²	—	—	—	—	400,778	—	—	—	—	—	399,733
	2004 Government Bond Series G	²	²	—	—	—	—	201,561	—	—	—	—	—	200,065
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or			Amount (US$
Company	Marketable Securities Type	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	(Note 3)

	2005 Government Bond Series A	Held-to-maturity financial assets	Chung Shing Bills Finance Corp. and several financial institutions	—	—		$3,049,919	—		$—	—		$3,050,000		$3,050,000		$—	—		$—
	2002 Government Bond Series B	²	²	—	—		350,399	—		—	—		350,000		350,000		—	—		—
	2004 Kaohsiung Municipal Series A	²	²	—	—		620,000	—		—	—		620,000		620,000		—	—		—
	2004 Kaohsiung Municipal Series B	²	²	—	—		249,998	—		—	—		250,000		250,000		—	—		—

	Corporate bond
	Taiwan Power Company	Available-for-sale financial assets	Chung Shing Bills Finance Corp.	—	—		1,046,799	—		—	—		150,000		150,000		—	—		899,200
	Taiwan Power Company	Held-to-maturity financial assets	²	—	—		4,080,391	—		—	—		1,460,000		1,460,000		—	—		2,630,064
	Nan Ya Plastics Corporation	²	²	—	—		2,773,810	—		—	—		970,000		970,000		—	—		1,804,346
	CPC Corporation, Taiwan	²	²	—	—		1,451,378	—		—	—		250,000		250,000		—	—		1,200,318
	Formosa Plastic Corporation	²	²	—	—		516,663	—		—	—		136,000		136,000		—	—		391,134

	Stock
	VIS	Investee accounted for using equity method	—	Investment accounted for using equity method	442,262		5,741,870	173,979		4,927,865	—		—		—		—	616,240		11,024,568
	Xintec	²	—	Investee with a controlling financial interest	—		—	91,703		1,357,890	—		—		—		—	91,703		1,501,521

	Capital
	VTAF II	Investee accounted for using equity method	—	Subsidiary	—		733,130	—		310,157	—		—		—		—	—		1,170,841
	VTAF III	²	—	²	—		228,005	—		729,914	—		—		—		—	—		906,536

TSMC Global	Agency bonds
	Fed Hm Ln Pc Pool 1g1282	Available-for-sale financial assets	—	—	—		—	—	US$	4,378	—		—		—		—	—	US$	4,077
	Fed Hm Ln Pc Pool 1g1411	²	—	—	—		—	—	US$	4,424	—		—		—		—	—	US$	3,618
	Fed Hm Ln Pc Pool 1g1616	²	—	—	—		—	—	US$	4,436	—	US$	4,329	US$	4,280	US$	49	—		—
	Fed Hm Ln Pc Pool 1g1921	²	—	—	—		—	—	US$	4,404	—	US$	4,276	US$	4,277	US$	(1)	—		—
	Fed Hm Ln Pc Pool 1g2162	²	—	—	—		—	—	US$	5,757	—	US$	5,749	US$	5,723	US$	26	—		—
	Fed Hm Ln Pc Pool 1g2593	²	—	—	—		—	—	US$	5,600	—	US$	5,587	US$	5,557	US$	30	—		—
	Fed Hm Ln Pc Pool 1j0410	²	—	—	—		—	—	US$	6,024	—	US$	5,650	US$	5,644	US$	6	—		—
	Fed Hm Ln Pc Pool 847628	²	—	—	—	US$	3,796	—		—	—	US$	3,101	US$	3,091	US$	10	—		—
	Fed Hm Ln Pc Pool G12009	²	—	—	—		—	—	US$	3,935	—	US$	3,603	US$	3,563	US$	40	—		—
	Federal Home Ln Mtg	²	—	—	—		—	—	US$	6,513	—	US$	5,270	US$	5,247	US$	23	—		—
	Federal Home Ln Mtg Corp	²	—	—	—	US$	3,917	—		—	—	US$	3,257	US$	3,225	US$	32	—		—
	Federal Home Ln Mtg Corp	²	—	—	—	US$	4,464	—		—	—	US$	3,194	US$	3,175	US$	19	—		—
	Federal Home Ln Mtg Corp	²	—	—	—	US$	8,535	—		—	—	US$	6,783	US$	6,743	US$	40	—		—
	Federal Home Ln Mtg Corp	²	—	—	—	US$	3,743	—		—	—	US$	3,511	US$	3,492	US$	19	—		—
	Federal Home Ln Mtg Corp	²	—	—	—		—	—	US$	3,868	—	US$	3,258	US$	3,246	US$	12	—		—
	Federal Home Ln Mtg Corp	²	—	—	—		—	—	US$	4,354	—	US$	3,626	US$	3,622	US$	4	—		—
	Federal National Mort Assoc	²	—	—	—		—	—	US$	3,250	—		—		—		—	—	US$	2,844
	Federal Natl Mtg Assn	²	—	—	—	US$	4,290	—		—	—	US$	3,170	US$	3,159	US$	11	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or			Amount (US$
Company	Marketable Securities Type	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	(Note 3)

	Federal Natl Mtg Assn Mtn	Available-for-sale financial assets	—	—	—	US$	—	—	US$	3,733	—	US$	3,489	US$	3,464	US$	25	—	US$	—
	Fnma Pool 691283	²	—	—	—		—	—	US$	3,486	—		—		—		—	—	US$	3,442
	Fnma Pool 813641	²	—	—	—	US$	3,720	—		—	—	US$	3,004	US$	2,989	US$	15	—	—
	Fnma Pool 825398	²	—	—	—	US$	4,224	—		—	—	US$	3,606	US$	3,555	US$	51	—	—
	Fnma Pool 888249	²	—	—	—	US$	—	—	US$	4,822	—	US$	4,402	US$	4,364	US$	38	—	US$	60
	Fnma Pool 888388	²	—	—	—		—	—	US$	6,530	—	US$	6,270	US$	6,217	US$	53	—	—
	Fnma Pool 888738	²	—	—	—		—	—	US$	5,062	—		—		—		—	—	US$	4,935
	Fnma Pool 888793	²	—	—	—		—	—	US$	5,823	—		—		—		—	—	US$	5,697
	Fnma Pool 900296	²	—	—	—		—	—	US$	4,336	—		—		—		—	—	US$	3,276
	Fed Home Ln Bank	²	—	—	—		—	—	US$	5,035	—		—		—		—	—	US$	5,175
	Federal Farm Cr Bks	²	—	—	—		—	—	US$	3,411	—		—		—		—	—	US$	3,511
	Federal Home Ln Bks	²	—	—	—	US$	4,920	—		—	—	US$	4,938	US$	4,872	US$	66	—	—
	Federal Home Ln Bks	²	—	—	—	US$	2,991	—		—	—	US$	3,027	US$	2,987	US$	40	—	—
	Federal Home Ln Bks	²	—	—	—	US$	12,279	—		—	—	US$	12,367	US$	12,233	US$	134	—	—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	5,365	—	US$	5,532	US$	5,365	US$	167	—	—
	Federal Home Ln Bks	²	—	—	—	US$	6,905	—		—	—	US$	6,947	US$	6,881	US$	66	—	—
	Federal Home Ln Bks	²	—	—	—	US$	5,898	—		—	—	US$	6,032	US$	5,907	US$	125	—	—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	18,951	—		—		—		—	—	US$	19,023
	Federal Home Ln Bks	²	—	—	—		—	—	US$	5,098	—		—		—		—	—	US$	5,134
	Federal Home Ln Bks	²	—	—	—		—	—	US$	4,494	—	US$	4,610	US$	4,494	US$	116	—	—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	8,983	—	US$	9,000	US$	8,983	US$	17	—	—
	Federal Home Ln Bks	²	—	—	—		—	—	US$	8,137	—	US$	8,235	US$	8,137	US$	98	—	—
	Federal Home Ln Bks	²	—	—	—	US$	7,506	—		—	—	US$	7,500	US$	7,490	US$	10	—	—
	Federal Home Ln Mtg Corp	²	—	—	—	US$	5,948	—		—	—	US$	5,966	US$	5,930	US$	36	—	—
	Federal Home Ln Mtg Corp	²	—	—	—	US$	6,440	—		—	—	US$	6,453	US$	6,410	US$	43	—	—
	Federal Home Ln Mtg Corp	²	—	—	—		—	—	US$	6,000	—		—		—		—	—	—
	Federal Home Ln Mtg Corp Mtn	²	—	—	—		—	—	US$	3,199	—	US$	3,236	US$	3,199	US$	37	—	—
	Federal Home Ln Mtg Disc Nts	²	—	—	—		—	—	US$	21,985	—		—		—		—	—	US$	22,342
	Federal Home Loan Bank	²	—	—	—		—	—	US$	5,075	—	US$	5,158	US$	5,075	US$	83	—	—
	Federal Home Loan Bank	²	—	—	—		—	—	US$	5,083	—	US$	4,981	US$	5,083	US$	(102)	—	—
	Federal Home Loan Bank	²	—	—	—		—	—	US$	4,518	—		—		—		—	—	US$	4,621
	Federal Home Loan Bank	²	—	—	—		—	—	US$	3,453	—	US$	3,472	US$	3,453	US$	19	—	—
	Federal Home Loan Banks	²	—	—	—	US$	8,049	—	US$	21,356	—	US$	8,201	US$	8,081	US$	120	—	US$	21,500
	Federal Natl Mtg Assn	²	—	—	—	US$	4,365	—		—	—	US$	4,440	US$	4,364	US$	76	—	—
	Federal Natl Mtg Assn	²	—	—	—	US$	5,915	—		—	—	US$	5,933	US$	5,885	US$	48	—	—
	Federal Natl Mtg Assn	²	—	—	—	US$	19,766	—		—	—	US$	19,844	US$	19,702	US$	142	—	—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,595	—	US$	4,652	US$	4,595	US$	57	—	—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,982	—	US$	5,093	US$	4,982	US$	111	—	—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,500	—	US$	4,509	US$	4,500	US$	9	—	—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	5,102	—		—		—		—	—	US$	5,169
	Federal Natl Mtg Assn	²	—	—	—	US$	10,467	—		—	—	US$	10,477	US$	10,459	US$	18	—	—
	Federal Natl Mtg Assn	²	—	—	—	US$	7,868	—		—	—	US$	7,926	US$	7,834	US$	92	—	—
	Federal Natl Mtg Assn	²	—	—	—	US$	14,974	—		—	—	US$	14,993	US$	14,931	US$	62	—	—
	Federal Natl Mtg Assn	²	—	—	—	US$	3,943	—		—	—	US$	3,957	US$	3,950	US$	7	—	—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	6,500	—	US$	6,505	US$	6,500	US$	5	—	—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,982	—	US$	5,002	US$	4,982	US$	20	—	—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	8,458	—	US$	8,542	US$	8,458	US$	84	—	—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,997	—	US$	5,027	US$	4,997	US$	30	—	—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,994	—	US$	5,024	US$	4,994	US$	30	—	—
	Federal Natl Mtg Assn	²	—	—	—	US$	6,511	—		—	—	US$	6,514	US$	6,516	US$	(2)	—	—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,368	—	US$	4,319	US$	4,368	US$	(49)	—	—
	Federal Natl Mtg Assn	²	—	—	—		—	—	US$	4,500	—		—		—		—	—	—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or			Amount (US$
Company	Marketable Securities Type	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	(Note 3)

	Corporate bonds
	American Express Co	Available-for-sale financial assets	—	—	—	US$	3,452	—	US$	—	—	US$	3,466	US$	3,431	US$	35	—	US$	—
	American Honda Fin Corp Mtn	²	—	—	—	US$	3,092	—	US$	6,220	—	US$	6,297	US$	6,220	US$	77	—	US$	3,107
	Bank One Corp	²	—	—	—	US$	3,365	—		—	—	US$	3,422	US$	3,325	US$	97	—	—
	Bear Stearns Cos Inc	²	—	—	—	US$	3,379	—		—	—	US$	3,395	US$	3,340	US$	55	—	—
	Bp Cap Mkts P L C	²	—	—	—		—	—	US$	4,496	—	US$	4,575	US$	4,496	US$	79	—	—
	Burlington Res Inc	²	—	—	—		—	—	US$	3,648	—		—		—		—	—	US$	3,653
	Chase Manhattan Corp New	²	—	—	—	US$	5,077	—		—	—	US$	3,536	US$	3,565	US$	(29)	—	US$	1,520
	Chase Manhattan Corp New	²	—	—	—		—	—	US$	3,480	—		—		—		—	—	US$	3,483
	Citigroup Fdg Inc	²	—	—	—		—	—	US$	4,587	—	US$	4,591	US$	4,587	US$	4	—	—
	Credit Suisse First Boston Usa	²	—	—	—		—	—	US$	3,175	—	US$	3,105	US$	3,175	US$	(70)	—	—
	Deere John Cap Corp	²	—	—	—	US$	4,928	—		—	—	US$	4,945	US$	4,899	US$	46	—	—
	Deere John Cap Corp	²	—	—	—		—	—	US$	5,900	—	US$	6,005	US$	5,900	US$	105	—	—
	Depfa Acs Bank	²	—	—	—		—	—	US$	19,985	—		—		—		—	—	US$	20,402
	Emerson Elec Co	²	—	—	—	US$	3,215	—		—	—	US$	3,217	US$	3,222	US$	(5)	—	—
	European Invt Bk	²	—	—	—	US$	3,970	—		—	—	US$	3,973	US$	3,930	US$	43	—	—
	European Invt Bk	²	—	—	—	US$	6,057	—		—	—	US$	6,317	US$	5,994	US$	323	—	—
	Federal Home Ln Bks	²	—	—	—	US$	7,937	—		—	—	US$	7,964	US$	7,937	US$	27	—	—
	General Elec Cap Corp Mtn	²	—	—	—	US$	8,759	—		—	—	US$	8,793	US$	8,716	US$	77	—	—
	General Elec Cap Corp Mtn	²	—	—	—		—	—	US$	4,816	—	US$	4,816	US$	4,816		—	—	—
	General Elec Cap Corp Mtn	²	—	—	—	US$	8,282	—	US$	2,993	—	US$	8,414	US$	8,268	US$	146	—	US$	3,047
	Genworth Finl Inc	²	—	—	—		—	—	US$	3,250	—		—		—		—	—	US$	3,279
	Goldman Sachs Group Inc	²	—	—	—	US$	4,989	—		—	—	US$	5,011	US$	4,941	US$	70	—	—
	Goldman Sachs Group Inc	²	—	—	—	US$	3,456	—		—	—	US$	3,471	US$	3,453	US$	18	—	—
	Hartford Finl Svcs Group Inc	²	—	—	—	US$	5,037	—		—	—	US$	5,023	US$	5,048	US$	(25)	—	—
	Hbos Plc Medium Term Sr Nts	²	—	—	—	US$	3,205	—		—	—	US$	3,215	US$	3,182	US$	33	—	—
	Household Fin Corp	²	—	—	—		—	—	US$	3,120	—		—		—		—	—	US$	3,046
	Hsbc Fin Corp	²	—	—	—	US$	3,028	—		—	—	US$	3,028	US$	3,028		—	—	—
	Hsbc Fin Corp	²	—	—	—		—	—	US$	4,468	—	US$	4,469	US$	4,468	US$	1	—	—
	Hsbc Fin Corp Mtn	²	—	—	—	US$	5,096	—		—	—	US$	5,114	US$	5,066	US$	48	—	—
	International Business Machs	²	—	—	—		—	—	US$	3,496	—		—		—		—	—	US$	3,555
	Intl Lease Fin Corp Mtn	²	—	—	—	US$	4,138	—		—	—	US$	4,161	US$	4,118	US$	43	—	—
	J P Morgan Chase + Co	²	—	—	—	US$	3,298	—		—	—	US$	3,288	US$	3,310	US$	(22)	—	—
	Key Bk Na Med Term Nts Bk Entr	²	—	—	—	US$	4,401	—		—	—	US$	4,435	US$	4,393	US$	42	—	—
	Lehman Brothers Hldgs Inc	²	—	—	—	US$	3,150	—		—	—	US$	3,152	US$	3,150	US$	2	—	—
	Lehman Brothers Hldgs Inc	²	—	—	—		—	—	US$	3,150	—		—		—		—	—	US$	3,052
	Marshall + Ilsley Corp	²	—	—	—	US$	8,420	—		—	—	US$	8,487	US$	8,453	US$	34	—	—
	Massmutual Global Fdg Ii Mtn	²	—	—	—		—	—	US$	3,647	—		—		—		—	—	US$	3,737
	Mbna America Bank Na Y	²	—	—	—	US$	6,403	—		—	—	US$	6,490	US$	6,437	US$	53	—	—
	Merrill Lynch + Co Inc	²	—	—	—	US$	3,453	—		—	—	US$	3,464	US$	3,426	US$	38	—	—
	Merrill Lynch + Co Inc	²	—	—	—	US$	4,865	—		—	—	US$	4,880	US$	4,842	US$	38	—	—
	Metropolitan Life Global Mtn	²	—	—	—	US$	3,369	—		—	—	US$	3,452	US$	3,361	US$	91	—	—
	Metropolitan Life Golbal Mtn	²	—	—	—		—	—	US$	3,325	—		—		—		—	—	US$	3,366
	Morgan Stanley	²	—	—	—	US$	2,126	—	US$	3,337	—		—		—		—	—	US$	5,531
	Nucor Corp	²	—	—	—	US$	3,797	—		—	—	US$	3,790	US$	3,811	US$	(21)	—	—
	Public Svc Elec Gas Co	²	—	—	—	US$	3,682	—		—	—	US$	3,735	US$	3,684	US$	51	—	—
	Slm Corp Medium Term Nts	²	—	—	—	US$	8,998	—		—	—	US$	9,008	US$	8,949	US$	59	—	—
	Vodafone Airtouch Plc	²	—	—	—	US$	4,449	—		—	—	US$	4,403	US$	4,477	US$	(74)	—	—
	Wachovia Corp New	²	—	—	—		—	—	US$	3,100	—		—		—		—	—	US$	3,168
	Wachovia Corp New	²	—	—	—		—	—	US$	3,491	—	US$	3,484	US$	3,491	US$	(7)	—	—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or			Amount (US$
Company	Marketable Securities Type	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	(Note 3)

	Wachovia Corp New	Available-for-sale financial assets	—	—	—	US$	2,040	—	US$	1,534	—	US$	3,563	US$	3,582	US$	(19)	—	US$	—
	Washington Mut Bk Fa	²	—	—	—	US$	3,997	—		—	—	US$	3,998	US$	4,000	US$	(2)	—	—

	Corporate issued asset-backed securities
	American Home Mtg Assets Tr	Available-for-sale financial assets	—	—	—		—	—	US$	3,382	—	US$	3,187	US$	3,380	US$	(193)	—	—
	Americredit Automobile Rec Tr	²	—	—	—	US$	3,269	—		—	—	US$	3,196	US$	3,216	US$	(20)	—	—
	Ba Cr Card Tr	²	—	—	—	US$	4,300	—		—	—	US$	4,260	US$	4,350	US$	(90)	—	—
	Banc Amer Coml Mtg Inc	²	—	—	—		—	—	US$	4,591	—		—		—		—	—	US$	4,591
	Bear Stearns Coml Mtg Secs Inc	²	—	—	—		—	—	US$	5,259	—		—		—		—	—	US$	5,099
	Capital Auto Receivables Asset	²	—	—	—	US$	3,243	—		—	—	US$	3,243	US$	3,232	US$	11	—	—
	Capital One Multi Asset Exec	²	—	—	—		—	—	US$	8,998	—		—		—		—	—	US$	9,118
	Capital One Prime Auto Rec	²	—	—	—	US$	3,981	—		—	—	US$	3,995	US$	3,999	US$	(4)	—	—
	Capital One Prime Auto Receiva	²	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,498
	Caterpillar Finl Asset Tr	²	—	—	—	US$	8,142	—		—	—	US$	8,181	US$	8,089	US$	92	—	—
	Cendant Rent Car Fdg Aesop Llc	²	—	—	—	US$	9,297	—		—	—	US$	4,493	US$	4,433	US$	60	—	US$	2,663
	Credit Suisse First Boston Mtg	²	—	—	—		—	—	US$	7,613	—		—		—		—	—	US$	6,842
	Credit Suisse First Boston Mtg	²	—	—	—		—	—	US$	7,637	—		—		—		—	—	US$	6,704
	First Un Natl Bk Coml Mtg Tr	²	—	—	—		—	—	US$	5,188	—		—		—		—	—	US$	5,172
	Ford Credit Auto Owner Trust	²	—	—	—	US$	4,324	—		—	—	US$	4,321	US$	4,310	US$	11	—	—
	Gsamp Tr	²	—	—	—	US$	4,251	—		—	—	US$	3,868	US$	4,241	US$	(373)	—	—
	Harley Davidson Motorcycle Tr	²	—	—	—	US$	5,825	—		—	—	US$	3,933	US$	3,904	US$	29	—	—
	Hertz Veh Fing Llc	²	—	—	—	US$	5,319	—		—	—	US$	5,278	US$	5,284	US$	(6)	—	—
	Honda Auto Receivables	²	—	—	—		—	—	US$	3,373	—	US$	3,381	US$	3,373	US$	8	—	—
	Hyundai Auto Receivables Tr	²	—	—	—	US$	3,928	—		—	—	US$	3,460	US$	3,443	US$	17	—	—
	Lb Ubs Coml Mtg Tr	²	—	—	—	US$	3,493	—		—	—	US$	3,177	US$	3,101	US$	76	—	—
	Lb Ubs Coml Mtg Tr	²	—	—	—		—	—	US$	3,884	—		—		—		—	—	US$	3,884
	Mbna Cr Card Master Nt Tr	²	—	—	—		—	—	US$	4,500	—	US$	4,449	US$	4,500	US$	(51)	—	—
	Mbna Master Cr Card Tr Ii	²	—	—	—	US$	7,605	—		—	—	US$	7,552	US$	7,653	US$	(101)	—	—
	Merrill Lynch Mtg Invs Inc	²	—	—	—	US$	5,887	—		—	—	US$	4,630	US$	4,988	US$	(358)	—	—
	Nissan Auto Receivables	²	—	—	—	US$	3,928	—		—	—	US$	3,928	US$	3,943	US$	(15)	—	—
	Providian Gateway Owner Tr	²	—	—	—	US$	3,942	—		—	—	US$	3,961	US$	3,911	US$	50	—	—
	Stuctured Adj Rate Mtg Ln Tr	²	—	—	—		—	—	US$	3,981	—	US$	3,786	US$	3,887	US$	(101)	—	—
	Tiaa Seasoned Coml Mtg Tr	²	—	—	—		—	—	US$	4,171	—		—		—		—	—	US$	4,016
	Tw Hotel Fdg 2005 Llc	²	—	—	—	US$	4,103	—		—	—	US$	3,325	US$	3,338	US$	(13)	—	—
	Usaa Auto Owner Tr	²	—	—	—		—	—	US$	4,999	—		—		—		—	—	US$	4,998
	Usaa Auto Owner Tr	²	—	—	—	US$	4,238	—		—	—	US$	4,260	US$	4,246	US$	14	—	—
	Wamu Mtg	²	—	—	—		—	—	US$	3,656	—		—		—		—	—	US$	3,242
	Wamu Mtg Pass Thru Ctfs Tr	²	—	—	—		—	—	US$	4,854	—	US$	3,760	US$	4,048	US$	(288)	—	—
	Wells Fargo Finl Auto Owner Tr	²	—	—	—	US$	4,986	—		—	—	US$	3,535	US$	3,515	US$	20	—	—
	Wells Fargo Mtg Backed Secs	²	—	—	—		—	—	US$	3,935	—		—		—		—	—	US$	3,816

	Wells Fargo Mtg Backed Secs	²	—	—	—		—	—	US$	4,008	—		—		—		—	—	US$	3,931

	Government bonds
	United States Treas Nt	Available-for-sale financial assets	—	—	—		—	—	US$	42,302	—	US$	42,891	US$	42,302	US$	589	—	—
	United States Treas Nt	²	—	—	—		—	—	US$	5,059	—	US$	5,007	US$	5,059	US$	(52)	—	—
	United States Treas Nts	²	—	—	—		—	—	US$	60,837	—	US$	34,754	US$	34,896	US$	(142)	—	US$	25,924
	United States Treas Nts	²	—	—	—		—	—	US$	6,837	—	US$	7,052	US$	6,837	US$	215	—	—
	United States Treas Nts	²	—	—	—		—	—	US$	8,073	—	US$	3,037	US$	3,036	US$	1	—	US$	5,070
	United States Treas Nts	²	—	—	—		—	—	US$	33,800	—	US$	34,440	US$	33,800	US$	640	—	—
	United States Treas Nts	²	—	—	—		—	—	US$	25,041	—	US$	25,606	US$	25,041	US$	565	—	—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or			Amount (US$
Company	Marketable Securities Type	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	(Note 3)

	United States Treas Nts	Available-for-sale financial assets	—	—	—	US$	—	—	US$	11,676	—	US$	6,121	US$	6,092	US$	29	—	US$	5,613
	United States Treas Nts	²	—	—	—	US$	5,936	—		—	—	US$	5,936	US$	5,944	US$	(8)	—	—
	United States Treas Nts	²	—	—	—		—	—	US$	12,876	—	US$	13,318	US$	12,876	US$	442	—	—
	United States Treas Nts	²	—	—	—		—	—	US$	6,957	—	US$	6,935	US$	6,957	US$	(22)	—	—
	United States Treas Nts	²	—	—	—		—	—	US$	15,113	—	US$	10,313	US$	10,056	US$	257	—	US$	5,160
	United States Treas Nts	²	—	—	—		—	—	US$	10,746	—	US$	10,768	US$	10,746	US$	22	—	—
	United States Treas Nts	²	—	—	—		—	—	US$	5,078	—	US$	5,170	US$	5,078	US$	92	—	—
	United States Treas Nts	²	—	—	—	US$	12,350	—		—	—	US$	12,363	US$	12,295	US$	68	—	—
	United States Treas Nts	²	—	—	—		—	—	US$	109,310	—	US$	67,657	US$	67,440	US$	217	—	US$	42,509
	United States Treas Nts	²	—	—	—		—	—	US$	46,901	—	US$	44,003	US$	43,603	US$	400	—	US$	3,359
	United States Treas Nts	²	—	—	—		—	—	US$	20,692	—	US$	21,138	US$	20,692	US$	446	—	—
	United States Treas Nts	²	—	—	—		—	—	US$	34,573	—	US$	34,574	US$	34,573	US$	1	—	—
	United States Treas Nts	²	—	—	—	US$	60,929	—		—	—	US$	60,813	US$	61,165	US$	(352)	—	—
	United States Treas Nts	²	—	—	—		—	—	US$	19,628	—	US$	19,903	US$	19,628	US$	275	—	—
	United States Treas Nts	²	—	—	—		—	—	US$	26,131	—	US$	26,501	US$	26,131	US$	370	—	—
	United States Treas Nts	²	—	—	—		—	—	US$	146,634	—	US$	139,925	US$	138,892	US$	1,033	—	US$	7,758
	United States Treas Nts	²	—	—	—		—	—	US$	16,788	—	US$	16,766	US$	16,788	US$	(22)	—	—
	United States Treas Nts	²	—	—	—		—	—	US$	271,758	—	US$	271,969	US$	271,758	US$	211	—	—
	United States Treas Nts	²	—	—	—	US$	4,009	—		—	—	US$	4,019	US$	3,996	US$	23	—	—
	United States Treas Nts	²	—	—	—		—	—	US$	29,438	—	US$	20,089	US$	19,959	US$	130	—	US$	9,735
	United States Treas Nts	²	—	—	—	US$	56,526	—	US$	131,185	—	US$	187,636	US$	187,804	US$	(168)	—	—
	United States Treas Nts	²	—	—	—		—	—	US$	8,596	—	US$	8,552	US$	8,596	US$	(44)	—	—
	Us Treas Nts	²	—	—	—		—	—	US$	14,102	—	US$	14,203	US$	14,102	US$	101	—	—
	Us Treasury Nts	²	—	—	—	US$	4,834	—		—	—	US$	4,927	US$	4,827	US$	100	—	—
	Us Treasury Nts	²	—	—	—		—	—	US$	30,867	—	US$	31,573	US$	30,867	US$	706	—	—
	Us Treasury Nts	²	—	—	—	US$	5,467	—		—	—	US$	5,517	US$	5,456	US$	61	—	—
	Us Treasury Nts	²	—	—	—		—	—	US$	10,362	—	US$	10,369	US$	10,362	US$	7	—	—
	Wi Treasury Sec	²	—	—	—		—	—	US$	59,595	—	US$	53,577	US$	53,189	US$	388	—	US$	6,500

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed, exclude bonds maturities.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets or equity in earnings of equity method investees.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

The Company	Fab	January 4, 2007	$198,000	By the construction progress	Lead Fu Industry Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007
(Amounts in Thousands of New Taiwan Dollars)

			Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note

The Company	TSMC-North America	Subsidiary	Sales	$192,846,641	61	Net 30 days after invoice date	—	—	$26,626,880	60
	GUC	Investee with a controlling financial interest	Sales	795,232	—	Net 30 days after monthly closing	—	—	74,003	—
	TSMC-Shanghai	Subsidiary	Sales	155,799	—	Net 30 days after monthly closing	—	—	—	—
	WaferTech	Indirect subsidiary	Purchases	8,774,750	18	Net 30 days after monthly closing	—	—	(784,280)	6
	TSMC-Shanghai	Subsidiary	Purchases	5,828,541	12	Net 30 days after monthly closing	—	—	(596,581)	5
	SSMC	Investee accounted for using equity method	Purchases	5,468,410	11	Net 30 days after monthly closing	—	—	(655,029)	5
	VIS	Investee accounted for using equity method	Purchases	4,188,107	9	Net 30 days after monthly closing	—	—	(838,584)	7

GUC	TSMC-North America	Same parent company	Purchases	1,766,788	54	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(139,402)	16

Xintec	VisEra	Same president	Sales	1,050,497	31	Net 45 days after shipping	—	—	10,120	2
	OmniVision	Parent company of director (represented for Xintec)	Sales	1,813,412	54	Net 45 days after shipping	—	—	431,801	84

Note:	The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2007
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note)	Amounts	Action Taken	Period	Debts

The Company	TSMC-North America	Subsidiary	$26,725,765	41	$8,164,297	Accelerate demand on account receivable	$4,521,960	$—
	TSMC-Shanghai	Subsidiary	151,037	—	—	—	—	—
	GUC	Investee with a controlling financial interest	118,749	—	8,081	Accelerate demand on account receivable	—	—

Xintec	VisEra	Same president	10,120	69	1,075	Accelerate demand on account receivable	—	—
	OmniVision	Parent company of director (represented for Xintec)	431,801	43	—	—	—	—

Note:	The calculation of turnover days excludes other receivables from related parties.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
DECEMBER 31, 2007
(Amounts in Thousands of New Taiwan Dollars)

										Equity in the
				Original Investment Amount		Balance as of December 31, 2007			Net Income	Earnings
				December 31,	December 31,	Shares (in	Percentage of	Carrying	(Losses) of the	(Losses)
Investor Company	Investee Company	Location	Main Businesses and Products	2007	2006	Thousands)	Ownership	Value (Note 1)	Investee	(Note 2)	Note

The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$44,204,188	$2,321,568	$2,321,568	Subsidiary

	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	27,688,565	562,155	562,155	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,047,681	8,119,816	616,240	36	11,024,568	4,321,071	1,085,203	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	8,840,895	8,840,895	463	39	9,092,741	3,552,556	1,180,962	Investee accounted for using equity method
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	8,622,715	(959,387)	(957,835)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,734,180	302,505	302,505	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,255,647	253,276	253,276	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	—	91,703	43	1,501,521	501,174	182,265	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies	1,095,622	785,465	—	98	1,170,841	140,497	137,687	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	973,459	243,545	—	98	906,536	(41,533)	(40,702)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	42,572	37	823,552	732,585	251,198	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,019,042	1,418,717	—	99	467,873	137,202	136,516	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	173,429	59,407	8,573	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	171,658	58,751	7,822	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	104,929	3,531	3,531	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	88,702	31,366	31,366	Subsidiary
	TSMC-Korea	Seoul, Korea	Marketing activities	13,656	13,656	80	100	16,436	2,140	2,140	Subsidiary

Note 1:	The treasury stock is deducted from the carrying value.

Note 2:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE YEAR ENDED DECEMBER 31, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of		Equity		Accumulated
				Investment from			Investment from		in the		Inward
		Total Amount of		Taiwan as of	Investment Flows		Taiwan as of		Earnings	Carrying Value	Remittance of
	Main Businesses and	Paid-in Capital	Method of	January 1, 2007	Outflow		December 31, 2007	Percentage of	(Losses)	as of	Earnings as of
Investee Company	Products	(RMB in Thousand)	Investment	(US$ in Thousand)	(US$ in Thousand)	Inflow	(US$ in Thousand)	Ownership	(Note 2)	December 31, 2007	December 31, 2007

TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$—	$—	$12,180,367 (US$371,000)	100%	$(957,835)	$8,622,715	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of December 31, 2007	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367	$12,180,367	$12,180,367
(US$371,000)	(US$371,000)	(US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2:	Amount was recognized based on the reviewed financial statements.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
A. FOR THE YEAR ENDED DECEMBER 31, 2007

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC-NA	1	Sales	$192,846,641	—	59%
				Receivables from related parties	26,626,880	—	5%
				Other receivables from related parties	98,885	—	—
				Payables to related parties	13,392	—	—
		TSMC-Shanghai	1	Sales	155,799	—	—
				Purchases	5,828,541	—	2%
				Gain on disposal of property, plant and equipment	216,267	—	—
				Technical service income	121,771	—	—
				Other receivables from related parties	151,037	—	—
				Payables to related parties	596,581	—	—
				Deferred credits	510,564	—	—
		TSMC-Japan	1	Marketing expenses — commission	220,858	—	—
				Payables to related parties	18,449	—	—
		TSMC-Europe	1	Marketing expenses — commission	316,748	—	—
				Payables to related parties	37,046	—	—
		TSMC-Korea	1	Marketing expenses — commission	26,818	—	—
		GUC	1	Sales	795,232	—	—
				General and administrative expenses — rental expense	6,139	—	—
				Research and development expenses	56,887	—	—
				Receivables from related parties	74,003	—	—
				Payables to related parties	7,411	—	—
		TSMC Technology	1	Payables to related parties	39,403	—	—
				Research and development expenses	354,423	—	—
		WaferTech	1	Sales	10,301	—	—
				Purchases	8,774,750	—	3%
				Payables to related parties	784,280	—	—
		TSMC Canada	1	Research and development expenses	129,665	—	—
1	TSMC International	TSMC Technology	3	Deferred royalty income	640,658	—	—
2	TSMC Partners	TSMC International	3	Other receivables	9,901,544	—	2%
				Deferred revenue	8,773,454	—	2%
3	GUC	TSMC-NA	3	Purchases	1,766,788	—	1%
				Manufacturing overhead	189,410	—	—
				Payables to related parties	139,402	—	—
		GUC-NA	3	Operating expenses	60,010	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with mutual agreements.
(Continued)

B. FOR THE YEAR ENDED DECEMBER 31, 2006

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC-NA	1	Sales	$190,459,073	—	60%
				Receivables from related parties	16,461,956	—	3%
				Other receivables from related parties	59,547	—	—
				Payables to related parties	27,455	—	—
		TSMC-Shanghai	1	Sales	61,951	—	—
				Purchases	4,405,843	—	1%
				Gain on disposal of property, plant and equipment	179,498	—	—
				Technical service income	98,797	—	—
				Proceeds from disposal of property, plant and equipment	401,561	—	—
				Other receivables from related parties	123,853	—	—
				Payables to related parties	478,714	—	—
				Deferred credits	723,661	—	—
		TSMC-Japan	1	Marketing expenses — commission	254,758	—	—
				Payables to related parties	20,295	—	—
		TSMC-Europe	1	Marketing expenses — commission	236,454	—	—
				Payables to related parties	22,158	—	—
		GUC	1	Sales	755,710	—	—
				General and administrative expenses — rental expense	14,606	—	—
				Research and development expenses	39,421	—	—
				Receivables from related parties	155,216	—	—
				Payables to related parties	2,117	—	—
		TSMC Technology	1	Other receivables from related parties	3,785	—	—
				Payables to related parties	42,389	—	—
		WaferTech	1	Sales	34,517	—	—
				Purchases	12,530,552	—	4%
				Payables to related parties	864,733	—	—
1	TSMC International	TSMC Development	3	Interest income	8,029	—	—
		TSMC Technology	3	Deferred royalty income	643,679	—	—
2	TSMC Partners	TSMC International	3	Other receivables	10,003,652	—	3%
				Deferred revenue	8,814,830	—	3%
3	TSMC Technology	WaferTech	3	Receivables from related parties	1,366	—	—
4	GUC	TSMC-NA	3	Purchases	920,045	—	—
				Manufacturing overhead	330,129	—	—
				Payables to related parties	301,507	—	—
		GUC-NA	3	Operating expenses	41,984	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with mutual agreements.
(Concluded)